Exhibit 99.1

EXECUTION VERSION

Certain identified information has been omitted from this exhibit because it is not material and of the type that the registrant treats as private or confidential. A complete listing of omitted information is available at the end of this document.

STOCK PURCHASE AGREEMENT
dated as of January 30, 2023
by and among
FRESH EXPRESS ACQUISITIONS LLC,
DOLE FRESH VEGETABLES, INC.,
BUD ANTLE, INC.,
DOLE FOOD COMPANY, INC.,
solely for the purposes set forth herein,
and
FRESH EXPRESS INCORPORATED,
solely for the purposes set forth herein

TABLE OF CONTENTS
i

Exhibit A    Closing Financial Data Example

Exhibit B    Form of FIRPTA Certificate
Exhibit C    Form of License Agreement
Exhibit D    Form of Transition Services Agreement
Exhibit E    Form of Retention Award Agreement
Exhibit F    Form of Assignment Agreement

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of January 30, 2023, is entered into by and among Fresh Express Acquisitions LLC, a Delaware limited liability company (the “Purchaser”), Dole Fresh Vegetables, Inc., a California corporation (the “Seller”), Bud Antle, Inc., a California corporation (the “Company”), and solely for the purposes set forth herein, Dole Food Company, Inc., a North Carolina corporation (the “Seller Guarantor”), and Fresh Express Incorporated, a Delaware corporation (the “Purchaser Guarantor”). Each of the Purchaser, the Seller, the Company, the Seller Guarantor and the Purchaser Guarantor are referred to from time to time herein individually as a “Party” and collectively as the “Parties”.
R E C I T A L S:
WHEREAS, the Company is primarily engaged in the manufacture and sale of salads and fresh vegetables, which includes produce like iceberg, romaine, leaf lettuces, cauliflower, broccoli, celery, asparagus, artichokes, green onions, sprouts, radishes and cabbage (such activities, as currently conducted by the Seller, the Seller Guarantor, the Company and its Subsidiaries (as defined below), the “Business”);
WHEREAS, the Seller owns all of the issued and outstanding shares of common stock, par value $5.0000 per share, of the Company (the “Shares”); and
WHEREAS, upon the terms and subject to the conditions set forth herein, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, the Shares.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
Article 1

DEFINITIONS
Section 1.01Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:
“Accounting Firm” shall have the meaning ascribed to such term in Section 2.08(c).
“Accounting Principles” shall mean GAAP on a basis (to the extent not inconsistent with GAAP) consistent with the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques consistently applied by the Company and its Subsidiaries in preparing the Business Financial Statements.
“Action” shall mean any judicial, administrative, governmental or arbitral action, suit, audit, investigation, claim or proceeding (public or private).
“Additional Insurance” shall have the meaning ascribed to such term in Section 6.10(b).
“Adjuster” shall have the meaning ascribed to such term in Section 6.08(f).

“Adjuster Election Notice” shall have the meaning ascribed to such term in Section 6.08(f).
“Affiliate” shall mean, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such other Person. For purposes of determining whether a Person is an Affiliate, the term “control” and its correlative forms “controlled by” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, by contract or otherwise. For the avoidance of doubt, the Company and its Subsidiaries are Affiliates of the Seller prior to the Closing and Affiliates of the Purchaser immediately after the Closing.
“Agreement” shall have the meaning ascribed to such term in the preamble hereof.
“Applicable Guaranteed Assets” shall have the meaning ascribed to such term in Section 8.03(a)(ii).
“Assignment Agreement” shall mean the assignment and assumption agreement to be entered into as of immediately prior to the Closing by and among the Seller, the Seller Guarantor and the Company (and one or more designees of the Purchaser, if applicable) in substantially the form of Exhibit F attached hereto (and the transactions contemplated thereby, the “Assignment”).
“Books and Records” shall have the meaning ascribed to such term in Section 6.02(c).
“Business” shall have the meaning ascribed to such term in the recitals hereof.
“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in the States of New York or California are authorized or required by Law to close.
“Business Employee” shall mean, as of the date of this Agreement, each individual employed by the Company and its Subsidiaries and the Delayed Transfer Employees.
“Business Financial Statements” shall have the meaning ascribed to such term in Section 4.07(a).
“Cap” shall have the meaning ascribed to such term in Section 8.02(d)(iii).
“Cash and Cash Equivalents” shall mean, as of immediately prior to the Closing, cash and cash equivalents (including bank account balances and marketable securities) of the Company and its Subsidiaries determined in accordance with the Accounting Principles. Notwithstanding anything to the contrary in this Agreement, “Cash and Cash Equivalents” shall (a) include the aggregate amount of any cash resulting from uncashed or uncleared checks, wires, drafts and credit card receivables deposited, initiated, charged or otherwise received by the Company or any of its Subsidiaries, as applicable, prior to such time that clear thereafter, in each case, to the extent there has been a reduction of receivables on account thereof, and (b) be reduced by (i) the aggregate amount of any issued but uncleared outbound checks, wires, drafts and credit card payables deposited, initiated or charged, as applicable, prior to such time that clear thereafter, in each case, to the extent there has been a reduction of current liabilities on account thereof and (ii) all Restricted Cash.

“Change in Control Payments” shall mean any transaction, retention, change in control or similar bonus, severance payment or other Company Service Provider-related change in control payment payable by the Company or any of its Subsidiaries as of or after the Closing Date (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of, or in connection with, the consummation of the Transactions, excluding (a) the retention payments payable pursuant to those arrangements set forth on Schedule 1.01(a) of the Seller Disclosure Letter (and the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith), which shall be paid solely by the Seller, (b) any such payments that arise under, are triggered by or are payable pursuant to arrangements implemented by, or actions taken after the Closing by, the Purchaser or any of its Affiliates and (c) the Retention Awards.
“Claim Notice” shall have the meaning ascribed to such term in Section 8.04(a).
“Closing” shall have the meaning ascribed to such term in Section 2.03.
“Closing Balance Sheet” shall have the meaning ascribed to such term in Section 2.08(a)(i).
“Closing Cash and Cash Equivalents” shall have the meaning ascribed to such term in Section 2.08(a)(iii).
“Closing Company Indebtedness” shall have the meaning ascribed to such term in Section 2.08(a)(ii).
“Closing Company Transaction Expenses” shall have the meaning ascribed to such term in Section 2.08(a)(v).
“Closing Date” shall have the meaning ascribed to such term in Section 2.03.
“Closing Financial Data” shall have the meaning ascribed to such term in Section 2.08(a).
“Closing Insurance Policy Costs” shall have the meaning ascribed to such term in Section 2.08(a)(vi).
“Closing Purchase Price” shall mean the Purchase Price, as it may be adjusted pursuant to Section 2.07(c) and Section 2.07(d), minus the Estimated Company Indebtedness, plus the Estimated Cash and Cash Equivalents, minus the Estimated Company Transaction Expenses.
“Closing Working Capital” shall have the meaning ascribed to such term in Section 2.08(a)(iv).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreements” shall have the meaning ascribed to such term in Section 4.22(b).
“Company” shall have the meaning ascribed to such term in the preamble hereof.
“Company Balance Sheet” shall have the meaning ascribed to such term in Section 4.07(b).

“Company Employee Plan” shall mean each Employee Plan to which one or more of the Company and its Subsidiaries exclusively is a party or that is sponsored or maintained exclusively by one or more of the Company and its Subsidiaries and each Employee Plan set forth on Schedule 1.01(b) of the Seller Disclosure Letter.
“Company Indebtedness” shall mean all Indebtedness as of immediately prior to the Closing.
“Company Service Provider” shall mean each current or former employee, director, officer, individual consultant or other individual service provider of the Company or any of its Subsidiaries (or the Seller or any of its Affiliates in respect of the Business).
“Company Systems” shall have the meaning ascribed to such term in Section 4.15(g).
“Company Transaction Expenses” shall mean the sum of (a) all fees and expenses incurred, reimbursable or otherwise payable by the Company or any Subsidiary of the Company in connection with the sale process for the Company or otherwise relating to the negotiation and documentation of the Transaction Documents and the consummation of the Transactions, including all fees, expenses, disbursements and other similar amounts payable with respect to legal, accounting and other service providers and professionals in connection therewith, in each case, solely to the extent not paid prior to the Closing, (b) all Change in Control Payments and (c) (i) one hundred percent (100%) of all Transfer Taxes related to or arising out of the Assignment or any other pre-Closing transfer of property or assets and (ii) fifty percent (50%) of any other Transfer Taxes.
“Confidentiality Agreement” shall mean the confidentiality agreement, entered into as of October 6, 2022, by and among the Purchaser, the Seller and Affiliates of the Seller.
“Continuing Employees” shall have the meaning ascribed to such term in Section 6.06(a).
“Contract” shall mean any written or oral contract, agreement, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, instrument or other legally binding commitment or obligation.
“Coverage Termination” shall have the meaning ascribed to such term in Section 2.09.
“Covered Losses” shall have the meaning ascribed to such term in Section 6.08(f).
“COVID-19” shall mean the Coronavirus Disease 2019, or any similar or related disease caused by the SARS-CoV-2 virus, or any strand, mutation, variant or evolution thereof.
“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable requirement by applicable Law, governmental order, action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to the COVID-19 pandemic or endemic.
“Credit Agreement” means that certain Credit Agreement, dated as of March 26, 2021, by and among Dole plc, a public limited company incorporated under the laws of Ireland with registration number 606201, the Subsidiaries of Dole plc party thereto as a Borrower or Guarantor, the lenders and other parties party thereto from time to time, Bank of America, N.A., as Term B Administrative Agent, and Coöperatieve Rabobank U.A. New York Branch, as Pro Rata Administrative Agent and as Collateral Agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time (including pursuant to Amendment No. 1, dated as of August 3, 2021).
“Deductible Amount” shall have the meaning ascribed to such term in Section 8.02(d)(ii).
“Delayed Transfer Employees” shall mean the individuals set forth on Schedule 1.01(c) of the Seller Disclosure Letter.
“Dispute Notice” shall have the meaning ascribed to such term in Section 8.04(c).
“Employee Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other material stock option or other equity or equity-based compensation, employment, severance, individual consulting, termination, change in control, retention, bonus, incentive, deferred compensation, pension, retirement, health, welfare, fringe benefit, vacation, paid time off, post-retirement welfare benefit or other employee benefit plan, program, policy, agreement or arrangement, (x) in which any Company Service Provider (or eligible dependent thereof) participates or is eligible to participate, (y) with respect to which the Company or any of its Subsidiaries has any current or potential liability or (z) which is maintained, contributed or required to be contributed to or sponsored by the Company or any of its Subsidiaries, in each case, excluding (i) any plan, program or arrangement that is maintained exclusively by any Governmental Authority, (ii) any Collective Bargaining Agreement (including any benefit payable thereunder) and (iii) any Multiemployer Plan.
“Encumbrance” shall mean any security interest of any nature, pledge, mortgage, lien, charge, claim, deed of trust, option, right of first refusal, easement, servitude, adverse interest, hypothecation or, with respect to securities, restriction on transfer of title or voting, except for any restrictions on transfer generally arising under any applicable federal or state securities Laws.
“End Date” shall have the meaning ascribed to such term in Section 9.01(c).
“Enforceability Exceptions” shall have the meaning ascribed to such term in Section 3.02.
“Environmental Laws” shall mean any applicable Law relating to (a) pollution or the protection, restoration or remediation of, or prevention of harm to, the environment or the protection of the natural environment, including natural resources, (b) the protection of human health and safety as it pertains to exposure to Hazardous Substances, (c) the manufacture, processing, registration, distribution, formulation, packaging or labeling of Hazardous Substances or products containing Hazardous Substances, (d) the transport or handling, use, presence, generation, treatment, incineration, landfilling, milling, storage, disposal, Release of or exposure to any Hazardous Substance or (e) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.
“Equity Interests” shall mean, with respect to any Person, any shares of capital stock or equity interests or securities convertible, exchangeable or exercisable therefor, or any other rights or instruments that are linked in any way to the price of such shares of capital stock or equity interests, or securities convertible, exchangeable or exercisable therefor or the value of all or a part, in each case, of such Person.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” shall mean each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company or any of its Subsidiaries, or that is, or was at the relevant time, a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.
“Estimated Cash and Cash Equivalents” shall have the meaning ascribed to such term in Section 2.07(a)(ii).
“Estimated Closing Financial Data” shall have the meaning ascribed to such term in Section 2.07(a).
“Estimated Closing Insurance Policy Costs” shall have the meaning ascribed to such term in Section 2.07(a)(v).
“Estimated Closing Working Capital” shall have the meaning ascribed to such term in Section 2.07(a)(iii).
“Estimated Company Indebtedness” shall have the meaning ascribed to such term in Section 2.07(a)(i).
“Estimated Company Transaction Expenses” shall have the meaning ascribed to such term in Section 2.07(a)(iv).
“Excess Claim” shall have the meaning ascribed to such term in Section 6.08(d)(iii).
“Excluded Assets” shall mean the assets set forth on Schedule 1.01(d) of the Seller Disclosure Letter.
“FDA” shall mean the United States Food & Drug Administration.
“Final Closing Cash and Cash Equivalents” shall have the meaning ascribed to such term in Section 2.08(c).
“Final Closing Indebtedness” shall have the meaning ascribed to such term in Section 2.08(c).
“Final Closing Insurance Policy Costs” shall have the meaning ascribed to such term in Section 2.08(c).
“Final Closing Working Capital” shall have the meaning ascribed to such term in Section 2.08(c).
“Final Company Transaction Expenses” shall have the meaning ascribed to such term in Section 2.08(c).
“Final Renewal Insurance Policy Costs” shall have the meaning ascribed to such term in Section 2.09.

“FIRPTA Certificate” shall have the meaning ascribed to such term in Section 2.05(f).
“Food Safety Requirements” shall mean any Law or Permit of, or any Contract with, any Governmental Authority (including any multinational authority) having jurisdiction that is related to food safety, food sanitation or the handling, preparation, labeling, transportation, packaging or storage of food products.
“Foreign Benefit Plan” shall have the meaning ascribed to such term in Section 4.21(j).
“Fraud” shall mean, with respect to any Party, the making of a representation or warranty contained in this Agreement or any other Transaction Document by such Party (or with respect to the Seller, the Company) with a specific intent to deceive another Party or to induce such other Party to enter into this Agreement and to receive a benefit from such deception, in each case, constituting fraud pursuant to the laws of the State of Delaware; provided, that at the time such representation was made (a) such representation was inaccurate, (b) such Party (or with respect to the Seller, the Company) had actual knowledge (and not imputed or constructive knowledge), that on the date hereof such representation (as qualified by the Seller Disclosure Letter in the case of the Seller or the Company) was actually breached, (c) such Party (or with respect to the Seller, the Company) had the specific intent to induce such other Party to whom the representation is made to rely on such inaccurate representation and (d) such other Party suffered injury as a result of such inaccuracy. The term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence.
“FTC” shall mean the Federal Trade Commission.
“Fundamental Representations” shall have the meaning ascribed to such term in Section 7.02(a).
“GAAP” shall mean accounting principles generally accepted in the United States in effect as of the Closing or, in respect of the Business Financial Statements, the date of the applicable Business Financial Statement.
“Governmental Authority” shall mean any government or governmental, administrative or regulatory body thereof, whether U.S. federal, state, local or foreign, any agency or instrumentality thereof and any court, tribunal or judicial or arbitral body thereof.
“Governmental Order” shall mean any order, writ, judgment, stipulation, determination or award made, issued or entered into by or with any Governmental Authority.
“Guaranteed Assets” shall have the meaning ascribed to such term in Section 8.03(a)(ii).
“Guarantor” shall have the meaning ascribed to such term in Section 8.03(a)(ii).
“Hazardous Substance” shall mean any (a) constituent, material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, explosive, corrosive, flammable, infectious, toxic, carcinogenic, mutagenic, radioactive, dangerous, a pollutant, a contaminant, or words of similar meaning or effect under any Environmental Law, (b) substance that requires removal or remediation under any Environmental Law, (c) substance that can give rise to Liability under any Environmental Law or the presence of which requires investigation, clean up, removal, abatement, remediation or other corrective or remedial action under any Environmental Laws, and (d) petroleum or petroleum by-products, asbestos or asbestos-containing materials or products, per- and polyfluoroalkyl substances, polychlorinated biphenyls (PCBs) or materials containing same, radioactive materials, lead-based paints or materials, or radon.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” shall mean, without duplication, with respect to the Company or any of its Subsidiaries, the outstanding principal amount of and accrued and unpaid interest on, and any termination fees, prepayment premiums, penalties, make-whole payments, breakage costs or other fees, costs or expenses incurred in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of, in each case calculated in accordance with the Accounting Principles, (a) indebtedness for borrowed money (but specifically excluding operating lease liabilities accrued for under ASC 842), (b) obligations and liabilities with respect to intercompany balances payable to the Seller or any Affiliate of the Seller, net of all intercompany balances receivable from the Seller or any Affiliate of the Seller to the extent such receivables are subject to the constructive trust (Encumbrance) imposed by PACA in favor of the Company or any of its Subsidiaries (the aggregate amount resulting therefrom, determined as of immediately prior to the Closing, the “Closing Net Intercompany Balance”), (c) indebtedness evidenced by a note, bond, debenture, mortgage or similar instrument or debt security, (d) obligations created or arising under any conditional sale or other title retention agreement with respect to acquired property, (e) obligations in respect of letters of credit, bankers’ acceptances and similar facilities issued for the account of such Person (but solely to the extent drawn and not paid), (f) indebtedness secured by any Encumbrance (other than a Permitted Encumbrance) on any assets of such Person, (g) installment payment obligations or other similar payment obligations of (i) deferred or contingent purchase price relating to any acquisition of the assets or securities of any Person (other than accounts payable to creditors for inventory acquired in the ordinary course of business), and any pending purchase price adjustments (including working capital adjustments) in connection with any such acquisition, or (ii) long-term deferred rent or other deferred payment obligations under leased, licensed or subleased real property, (h) performance or surety bonds, performance guaranties or similar financial commitments to the extent drawn or funded with cash collateral, (i) obligations of such Person payable in respect of interest rate protection, hedges or similar arrangements, including swaps, caps and collars, (j) any unfunded or underfunded liabilities pursuant to any pension, retirement or nonqualified deferred compensation plan or arrangement, any contributions (other than an employee contribution) required to be made under any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code for any periods prior to the Closing that have not been remitted to such plan prior to the Closing, any unpaid severance obligations with respect to Company Service Providers terminated prior to the Closing, and any earned but unpaid compensation (including salary, bonuses and paid time off) for any period prior to the Closing Date, in each case, together with the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith, and (k) obligations of the type referred to in clauses (a) through (j) above of other Persons for the payment of which such Person is directly or indirectly responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations, in the case of each of clauses (a) through (k), to the extent not included in the determination of Working Capital; provided, however, that Indebtedness shall not include indebtedness owing between (i) the Company and any of its Subsidiaries, or (ii) any Subsidiaries of the Company.
“Indemnified Party” shall have the meaning ascribed to such term in Section 8.04(a).

“Indemnifying Party” shall have the meaning ascribed to such term in Section 8.04(a).
“Individual Basket Amount” shall have the meaning ascribed to such term in Section 8.02(d)(i).
“Insurance Claim” shall have the meaning ascribed to such term in Section 6.08(d).
“Insurance Claim Notice” shall have the meaning ascribed to such term in Section 6.08(d).
“Insurance Claim Review Period” shall have the meaning ascribed to such term in Section 6.08(e).
“Insurance Policies” shall have the meaning ascribed to such term in Section 0Section 4.18.
“Intellectual Property” shall mean all intellectual property rights of any kind or nature, including (a) patents, patent applications, statutory invention registrations, registered designs and similar or equivalent rights in inventions and designs, (b) trademarks, trade dress, trade names, brand names, corporate names, service marks, certification marks, designs, logos, slogans and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, (c) registered and unregistered copyrights, works of authorship (including rights in software as a work of authorship), copyrightable works (published or unpublished) and all applications and registrations therefor, (d) rights associated with domain names, uniform resource locators, Internet Protocol addresses and social media handles and identifiers, (e) trade secrets, know-how and industrial secret rights, rights in confidential information (including in non-public technical information, inventions, data, databases, data collections, designs, formulae, processes, testing procedures, testing results and business, financial, sales and marketing plans and other proprietary intellectual property rights in any jurisdiction with respect to the foregoing), and (f) Actions and rights to sue at law or in equity for past, present and future infringement, misappropriation, dilution or other violation or impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom.
“Interfering Activities” shall mean (a) encouraging, soliciting, or inducing, or in any manner attempting to encourage, solicit, or induce, any Person employed by, as agent of, or a service provider to, the Business or the Company or any of its Subsidiaries within the nine (9)-month period prior to the Closing, other than any Company Service Provider(s) whom the Company does not continue to employ or engage following the Closing, to terminate (or, in the case of an agent or service provider, terminate or materially reduce) such Person’s employment, agency or service, as the case may be, with the Company or any of its Subsidiaries, or (b) hiring any Person who was employed by, an agent of, or a service provider to, the Business or the Company or any of its Subsidiaries, other than any Company Service Provider whom the Company does not continue to employ or engage following the Closing, within the six (6)-month period prior to the date of such hiring; provided, that “Interfering Activities” shall not include (x) general advertising not targeted at employees of the Company or any of its Subsidiaries, (y) hiring an individual where the initial contact with such individual regarding such hiring arose from (1) any such general advertising or (2) initial contact by such individual that was unsolicited directly or indirectly by the Seller, any of its Affiliates or any of their respective Representatives, or (z) hiring any employee whose employment with the Company or any of its Subsidiaries has been terminated by the Company or any of its Subsidiaries at any time prior to any solicitation by the Seller or any of its Affiliates or Representatives.

“IRS” shall mean the Internal Revenue Service.
“Key Employees” shall mean the individuals set forth on Schedule 1.01(e) of the Seller Disclosure Letter.
“Known,” “Known by,” “Knowledge” or “To the Knowledge” (and any similar phrase) shall mean (a) with respect to the Company, to the actual knowledge of the individuals set forth on Schedule 1.01(f) of the Seller Disclosure Letter, in each case, after taking into account any knowledge such Persons reasonably would have obtained after reasonable inquiry of direct reports and (b) with respect to the Purchaser or the Purchaser Guarantor, to the actual knowledge of Sascha Knobloch and John Olivo, in each case, after taking into account any knowledge such Persons reasonably would have obtained after reasonable inquiry of direct reports.
“Law” shall mean any statute, law, ordinance, regulation, rule, code or other requirement of any Governmental Authority.
“Lease” shall mean each real property lease, sublease, license or occupancy agreement (together with any amendments, guarantees and modifications thereto) to which the Seller or any of its Affiliates (in each case, with respect to the Business), the Company or one of its Subsidiaries is a party.
“Leased Real Property” shall have the meaning ascribed to such term in Section 4.16(b).
“Liability” shall mean any debt, loss, damage, adverse claim, fine, penalty, liability or obligation of any kind, whether direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due or to become due and whether in contract, tort, strict liability or otherwise.
“License Agreement” shall mean the license agreement to be entered into as of the Closing Date by and among the Purchaser, the Seller Guarantor and the Company in substantially the form of Exhibit C attached hereto.
“Losses” shall mean (a) for purposes of Section 6.08, “Loss” or such similar term as is defined in the relevant Post-Closing Insurance Policy and (b) for all other purposes of this Agreement, Liabilities, costs or expenses, including reasonable attorneys’ fees; provided, however, that, in the case of this clause (b), “Losses” shall not include (i) except to the extent payable to a third party, punitive or exemplary damages or (ii) any additional exclusions from the definition of “Loss” or “Losses” or such similar term as is defined in the R&W Policy (it being understood that silence shall not be an exclusion for purposes of this clause (ii)).
“Material Adverse Effect” shall mean a change, event, development or circumstance, the effect of which is both material and adverse to (x) the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Seller, the Company or any of their respective Affiliates to timely consummate the Transactions; provided, however, that for purposes of the foregoing clause (x) only, no change, event or circumstance resulting from, relating to or arising out of the following shall constitute a Material Adverse Effect, nor shall any of the following otherwise be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) general economic, political, business or regulatory conditions, including changes in (i) financial or credit market conditions or (ii) interest rates or currency exchange rates; (b) conditions generally affecting any of the industries in which the Business operates; (c)

the outbreak or escalation of war, military action or acts of terrorism, or changes due to natural disasters or pandemics (including the COVID-19 pandemic or endemic); (d) changes in Law or in GAAP or interpretations thereof; (e) any failure of the Business to meet any financial or non-financial projections, forecasts or estimates (it being understood that the underlying facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (f) any actions taken, or failures to take action, in each case, to which the Purchaser has expressly consented in writing; (g) the execution or announcement of, or the taking of any action expressly contemplated by, or other third party awareness of, this Agreement or the Transactions, including by reason of the identity of the Purchaser or any communication by the Purchaser regarding the plans or intentions of the Purchaser with respect to the conduct of the Business; (h) compliance by the Seller, the Company and its Subsidiaries with the express terms of this Agreement (other than Section 6.01(a)); or (i) any increase in the cost or change in the availability of any financing available to the Purchaser to consummate the Transactions (it being understood that the underlying facts and circumstances giving rise to such increase in the cost or change in the availability of such financing that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); provided, further, that in the case of clauses (a), (b), (c) and (d) above, such change, event, development or circumstance shall be taken into account to the extent it has a disproportionate adverse impact on the business, assets, results of operations or financial condition of the Company and its Subsidiaries or the Business, taken as a whole, compared to other companies operating in the industries in which the Business operates.
“Material Contracts” shall have the meaning ascribed to such term in Section 4.13(a).
“Material Customers” shall have the meaning ascribed to such term in Section 4.14(a).
“Material Suppliers” shall have the meaning ascribed to such term in Section 4.14(a).
“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA or Section 414(f) of the Code.
“Negotiation Period” shall have the meaning ascribed to such term in Section 8.04(c).
“Net Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount, if any, by which Final Closing Cash and Cash Equivalents exceeds Estimated Cash and Cash Equivalents, minus (b) the amount, if any, by which Final Closing Cash and Cash Equivalents is less than Estimated Cash and Cash Equivalents, plus (c) the amount, if any, by which Final Closing Working Capital exceeds Estimated Closing Working Capital, minus (d) the amount, if any, by which Final Closing Working Capital is less than (i.e., more negative than) Estimated Closing Working Capital, minus (e) the amount, if any, by which Final Closing Indebtedness exceeds Estimated Company Indebtedness, plus (f) the amount if any, by which Final Closing Indebtedness is less than Estimated Company Indebtedness, minus (g) the amount, if any, by which Final Company Transaction Expenses exceeds Estimated Company Transaction Expenses, plus (h) the amount, if any, by which Final Company Transaction Expenses is less than Estimated Company Transaction Expenses, minus (i) the amount, if any, by which Final Closing Insurance Policy Costs exceed Estimated Closing Insurance Policy Costs, plus (j) the amount, if any, by which Final Closing Insurance Policy Costs are less than Estimated Closing Insurance Policy Costs.

“Owned Intellectual Property” shall have the meaning ascribed to such term in Section 4.15(a).
“Owned Real Property” shall have the meaning ascribed to such term in Section 4.16(a).
“PACA” shall mean the Perishable Agricultural Commodities Act, 1930.
“Parent Guarantees” shall have the meaning ascribed to such term in Section 8.03(a)(ii).
“Party” or “Parties” shall have the meaning ascribed to such term in the preamble hereof.
“Permit” shall mean all approvals, licenses, permits, authorizations and certificates issued by any Governmental Authority.
“Permitted Encumbrances” shall mean each of the following: (a) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, in each case relating to obligations not yet due and payable, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations; (b) Encumbrances under purchase money and capital lease arrangements, mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, laborers’, suppliers’, and vendors’ liens and other similar Encumbrances which have arisen in the ordinary course of business, are immaterial individually and in the aggregate and (i) are not yet due and payable or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings and in each case for which adequate reserves have been made on the Business Financial Statements with respect thereto in accordance with GAAP; (c) Encumbrances approved by the Purchaser; (d) Encumbrances created pursuant to the Credit Agreement that are released and discharged in full prior to or upon the Closing; (e) Encumbrances for Taxes, assessments or other charges of a Governmental Authority not yet due and payable or contested in good faith by appropriate proceedings and for which adequate reserves have been made on the Business Financial Statements with respect thereto in accordance with GAAP; (f) Encumbrances imposed or promulgated by operation of applicable Law with respect to real property and improvements that do not, individually or in the aggregate, materially and adversely impact the value or marketability or current use, occupancy, or operation of such real property and improvements and are not violated in any material respect by the current use, occupancy or operation of such real property and improvements or the operation of the Company and its Subsidiaries; (g) statutory or contractual Encumbrances of landlords arising in connection with any Lease which, individually or in the aggregate, do not adversely impact in any material respect the current use, occupancy, or operation of such real property and improvements; (h) non-exclusive licenses of Intellectual Property or immaterial exclusive licenses of Intellectual Property, in each case, granted in the ordinary course of business; (i) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and which are not otherwise material; (j) all matters of record, covenants, conditions, restrictions, reciprocal easement agreements, utility, access and rights of way and other non-monetary encumbrances on title with respect to real property, none of which interfere materially with the ordinary conduct of the Business or detract materially from or interfere materially with the use, occupancy, value or marketability of title of the assets subject thereto; (k) Encumbrances or matters disclosed on preliminary title reports or title insurance policies, each to the extent delivered to Purchaser; (l) any Encumbrance that is an easement, declaration, covenant, condition, reservation, right-of-way, restriction, encroachment, servitude, permits and oil, gas, mineral, and any mining reservations, rights, licenses, leases, and other charge, instrument or encumbrance affecting title to real estate or the underlying fee interest of any Lease to the extent the same does not interfere materially with the ordinary conduct of the Business or detract materially from or interfere materially with the use, occupancy value or marketability of title or the underlying fee interest of such Lease; (m) public roads and highways or title to any portion of the real property lying within the right-of-way or boundary of any public road or private road that do not materially impair the occupancy, use or value of such real property; and (n) Encumbrances set forth on Schedule 1.01(g) of the Seller Disclosure Letter.
“Person” shall mean any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
“Post-Closing Insurance Policies” shall mean, collectively, the Year One Insurance Policies and the Renewal Insurance Policies.
“Pre-Closing Period” shall have the meaning ascribed to such term in Section 6.01(a).
“Pre-Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and the portion ending on and including the Closing Date of any Straddle Period.
“Pre-Closing Tax Returns” shall have the meaning ascribed to such term in Section 10.05(c).
“Pre-Closing Taxes” shall mean (a) any Liability for Taxes of the Company or its Subsidiaries for Pre-Closing Tax Periods; (b) any Liability resulting by reason of the several liability of the Company pursuant to Treasury Regulations Section 1.1502-6 or any analogous state, local or foreign law or regulation attributable to the Company having been a member of any consolidated, combined or unitary group prior to the Closing; (c) any Liability for Taxes to the extent solely attributable to a breach by the Seller or any of its Affiliates of any covenant contained in Article 10; and (d) any Liability for Taxes of any other Person pursuant to any Contract entered into by the Company or any of its Subsidiaries before the Closing.
“Proposal” shall have the meaning ascribed to such term in Section 6.15.
“Purchase Price” shall mean an amount equal to $307,800,000, less two (2) times the Target Insurance Policy Costs (i.e., $15,000,000).
“Purchaser” shall have the meaning ascribed to such term in the preamble hereof.
“Purchaser Benefit Plan” shall have the meaning ascribed to such term in Section 6.06(c).
“Purchaser Claims” shall have the meaning ascribed to such term in Section 6.14(b).
“Purchaser Guarantor” shall have the meaning ascribed to such term in the preamble hereof.
“Purchaser Indemnified Parties” shall have the meaning ascribed to such term in Section 8.02(a).

“Purchaser Obligations” shall have the meaning ascribed to such term in Section 11.16(a).
“Purchaser Release” shall have the meaning ascribed to such term in Section 6.14(b).
“R&W Policy” shall have the meaning ascribed to such term in Section 6.10(a).
“R&W Policy Deadline” shall have the meaning ascribed to such term in Section 6.10(a).
“Real Property” shall mean the Leased Real Property and the Owned Real Property.
“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, vapor, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.
“Renewal Insurance Policies” shall have the meaning ascribed to such term in Section 6.08(c).
“Renewal Insurance Policy Cost Schedule” shall have the meaning ascribed to such term in Section 2.09.
“Renewal Insurance Policy Costs” shall mean the amount of all premiums (including any underwriting fees, broker fees and commissions (if any), taxes and all other carrier and broker fees and third-party expenses related thereto) actually paid by or on behalf of the Company or any of the Company’s Subsidiaries to procure or obtain the Renewal Insurance Policies.
“Repairs” shall have the meaning ascribed to such term in Section 6.11(d).
“Representatives” shall mean, with respect to a Person, the internal or external legal counsel, accountants, financial advisors, investment bankers, consultants, directors, managers, officers, employees, general partners, managing members and other authorized agents and representatives of such Person.
“Reservation Notice” shall mean a communication or notification from a Governmental Authority indicating that (a) an investigation of any of the Transactions with respect to the HSR Act may be conducted or continue following the expiration of the waiting period under the HSR Act or (b) such Governmental Authority has concerns regarding any of the Transactions.
“Restricted Cash” shall mean all cash and cash equivalents of the Company or any of its Subsidiaries that are (a) maintained for the benefit of a third party (whether in trust, escrow or custodial accounts or in the custody of a third party) and are unavailable for the day-to-day use of the Company or such Subsidiary or (b) subject to limitations on use or distribution by Law, Contract or otherwise, including restrictions on dividends and repatriations or any other form of restriction.
“Restricted Period” shall mean the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date.

“Retained Firm” shall have the meaning ascribed to such term in Section 11.15(a).
“Retention Award” shall have the meaning ascribed to such term in Section 6.06(g).
“Review Period” shall have the meaning ascribed to such term in Section 2.08(b).
“Safety Notices” shall have the meaning ascribed to such term in Section 4.12(d).
“Salinas Lease” shall have the meaning ascribed to such term in Section 6.11(b).
“Salinas Property” shall mean the property located at 639 Sanborn Place, Salinas, CA 93901.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Seller” shall have the meaning ascribed to such term in the preamble hereof.
“Seller Claims” shall have the meaning ascribed to such term in Section 6.14(a).
“Seller Disclosure Letter” shall have the meaning ascribed to such term in the introductory paragraph of Article 3.
“Seller Employee Plan” shall mean each Employee Plan other than a Company Employee Plan.
“Seller Excluded Claims” shall have the meaning ascribed to such term in Section 6.14(a).
“Seller Guarantor” shall have the meaning ascribed to such term in the preamble hereof.
“Seller Indemnified Parties” shall have the meaning ascribed to such term in Section 8.03(a).
“Seller Obligations” shall have the meaning ascribed to such term in Section 11.16(b).
“Seller Related Parties” shall mean, with respect to the Seller, its Affiliates, its and its Affiliates’ Representatives and their respective successors and assigns.
“Seller Release” shall have the meaning ascribed to such term in Section 6.14(a).
“Shares” shall have the meaning ascribed to such term in the recitals hereof.
“Soledad Property” shall mean that certain real property owned by the Seller and located at 32655 Camphora Gloria Road, Soledad, California 93960.
“Special Deductible Amount” shall have the meaning ascribed to such term in Section 8.02(d)(iv).
“Statement of Objections” shall mean a written notice from the Seller to the Purchaser setting forth any objection to the Closing Financial Data or the Renewal Insurance Policy Cost Schedule, as applicable.

“Straddle Period” shall mean any taxable period that includes (but does not end on) the Closing Date.
“Subsidiaries” shall mean, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the membership, partnership or other similar ownership interests thereof is at the time owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof, and for the purpose of this clause (b), a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation).
“Surveys” shall have the meaning ascribed to such term in Section 6.11(a).
“Tangible Assets” shall have the meaning ascribed to such term in Section 4.24(a).
“Target Insurance Policy Costs” shall mean, with respect to the Year One Insurance Policies or the Renewal Insurance Policies, as applicable, $7,500,000.
“Target Working Capital” shall mean negative $37,884,000.
“Tax” or “Taxes” shall mean all U.S. federal, state, local or foreign income taxes, gross receipts, value added, activity, capital, capital stock, inventory, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property or other taxes of any kind whatsoever, together with any interest, penalties or additions thereto.
“Tax Authority” shall mean a U.S. federal, state, local or foreign Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax, as the context requires.
“Tax Claim” shall have the meaning ascribed to such term in Section 10.04.
“Tax Return” shall mean any return, declaration, report or information return or statement, relating to Taxes, including any schedule or attachment thereto, or any amendment thereof, filed or required to be filed with any Tax Authority.
“Third Party Claim” shall have the meaning ascribed to such term in Section 8.04.
“Title Commitments” shall have the meaning ascribed to such term in Section 6.11(a).
“Transaction Documents” shall mean, collectively, this Agreement, the Seller Disclosure Letter, the Confidentiality Agreement, the FIRPTA Certificate, the Transition Services Agreement, the License Agreement, the Assignment Agreement, the certificates contemplated by Section 2.05(a), Section 2.05(b) and Section 2.06(a) and all other documents, agreements, certificates and other instruments required to be delivered hereby.

“Transaction Tax Deductions” shall mean any items of loss or amounts deductible that result from or are attributable to (a) the Company Transaction Expenses, (b) any and all compensatory amounts paid in connection with the consummation of the Transactions, (c) amounts incurred by or on behalf of the Seller, the Company or its Subsidiaries in connection with the retirement of any Indebtedness in connection with the consummation of the Transactions and (d) any other payments or expenses to be made or accrued by or on behalf of the Seller, the Company or its Subsidiaries in connection with the consummation of the Transactions, in each case, to the extent economically borne by the Seller or its Affiliates.
“Transactions” shall mean the transactions contemplated by this Agreement and the other Transaction Documents.
“Transfer Taxes” shall have the meaning ascribed to such term in Section 11.01.
“Transition Services Agreement” shall mean the transition services agreement to be entered into as of the Closing Date by and between the Seller and the Company in substantially the form of Exhibit D attached hereto.
“TSA End Date” shall have the meaning ascribed to such term in Section 6.06(d).
“VDR” shall mean the electronic data room for Project Green maintained by Intralinks.
“WARN Act” shall mean the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder.
“Working Capital” shall mean, as of immediately prior to the Closing, (a) the sum of all current assets of the Company and its Subsidiaries on a consolidated basis (excluding any Cash and Cash Equivalents and current and deferred Tax assets), less (b) the sum of all current liabilities of the Company and its Subsidiaries on a consolidated basis (excluding any Indebtedness, Company Transaction Expenses and current and deferred Tax liabilities), in each case, calculated in accordance with the Accounting Principles as modified by and determined in accordance with the example set forth in Exhibit A hereto; provided, however, that those adjustments which include an asterisk on Exhibit A will not be taken into account in the calculation of Closing Working Capital.
“Year One Insurance Policies” shall have the meaning ascribed to such term in Section 6.08(b).
“Year One Insurance Policy Costs” shall mean the amount of all premiums (including any underwriting fees, broker fees and commissions (if any), taxes and all other carrier and broker fees and third-party expenses related thereto) actually paid by or on behalf of the Company or any of the Company’s Subsidiaries to procure or obtain the Year One Insurance Policies for the twelve (12)-month period that begins on the Closing Date and ends on the day immediately prior to the first (1st) anniversary of the Closing Date, in each case, solely to the extent not paid by the Seller or one of its Affiliates (other than the Company or its Subsidiaries) prior to the Closing.
“Yuma Property” shall mean that certain real property owned by the Seller and located at 3701 S. Avenue 3E, Yuma, Arizona 85365, 3450 E. 40th Street, Yuma, Arizona 85365, 3650 E. 40th Street, Yuma, Arizona 85365, and 3725 S. Avenue 3½ E, Yuma, Arizona 85365.
Section 1.02Rules of Construction.

(a)As used in this Agreement, unless the context would require otherwise:
(i)references to the plural include the singular, and references to the singular include the plural;
(ii)references to any gender include any other gender;
(iii)the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”;
(iv)the term “or” has the inclusive meaning represented by the phrase “and/or”;
(v)the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;
(vi)the terms “day” and “days” mean and refer to calendar day(s) unless Business Days are expressly specified;
(vii)the terms “year” and “years” mean and refer to calendar year(s);
(viii)references to “$” and the term “dollars” shall mean United States dollars;
(ix)references in this Agreement to dollar amount thresholds, deductibles, baskets or caps shall not be deemed to be evidence of materiality or Material Adverse Effect;
(x)references to “ordinary course of business” of the Company or any of its Subsidiaries shall mean “ordinary course of business consistent with past practice”;
(xi)references to a “copy” of any document or other item shall mean a true and complete copy thereof;
(xii)references to any list of documents or other items, matters or disclosures shall mean a true and complete list thereof;
(xiii)the terms “material” or “material to the Business” and the concept of the “material” nature of an effect upon the Business or the Company and its Subsidiaries shall be measured relative to the entire Business, taken as a whole, or the Company and its Subsidiaries, taken as a whole, as applicable; and
(xiv)references herein to “made available” or “delivered to” (or similar phrases) shall mean that such documents or information referenced shall have been contained in the VDR at least two (2) hours prior to, and up to and including, the execution of this Agreement.
(b)Unless otherwise set forth herein, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) include and incorporate all exhibits, schedules and other attachments thereto; and (ii) a particular Law means such Law as in effect (including any amendments, modifications or supplements thereto) from time to time; provided, that for purposes of any representations and warranties contained in this Agreement, references to any Law shall be deemed to refer to such Law as in effect (including any amendments, modifications or supplements thereto) only as of the applicable date to which the representation or warranty relates.
(c)All article, section, exhibit and schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.
(d)Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the Party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.
(e)This Agreement is the product of negotiations among the Parties, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each Party. The Parties acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the Parties with respect hereto and that such drafts will be deemed to be the joint work product of the Parties.
Article 2

PURCHASE AND SALE
Section 1.01Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver the Shares to the Purchaser, and the Purchaser shall purchase, acquire and accept the Shares from the Seller.
Section 1.02Payment of the Purchase Price. In consideration for the sale of the Shares pursuant to this Agreement and subject to post-Closing adjustments under Section 2.08(e), at the Closing, the Purchaser shall make the payments set forth in Section 2.04 by wire transfer of immediately available funds.
Section 1.03Closing. Upon the terms and subject to the conditions of this Agreement, the sale and purchase of the Shares shall take place and become effective at a closing (the “Closing” and, the date on which the Closing occurs, the “Closing Date”) that shall take place remotely via the electronic exchange of documents and signatures no later than (a) the fifth (5th) Business Day following the satisfaction or waiver, if permissible under applicable Law, of the conditions to Closing set forth in Article 7 (other than those conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), or (b) such other time and date as the Parties mutually agree. Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of 12:01 a.m. (New York City Time) on the Closing Date.
Section 1.04Payments at Closing. At the Closing, the Purchaser shall make, or cause to be made, the following payments:
(a)to the Seller, by wire transfer of immediately available funds to the account(s) specified by the Seller in writing not less than two (2) Business Days prior to the Closing Date, (i) the Closing Purchase Price and (ii) the Closing Net Intercompany Balance, which shall satisfy in full all obligations of the Company or any of its Subsidiaries, on the one

hand, and the Seller or an Affiliate of the Seller, on the other hand, in respect of the applicable intercompany balances payable and receivable;
(b)on behalf of the Company or its Subsidiaries, by wire transfer of immediately available funds, to such bank account or accounts specified in writing by each Person to whom any portion of the Estimated Company Transaction Expenses is owed, an amount in cash equal to the portion of the Estimated Company Transaction Expenses owing to such Person; and
(c)on behalf of the Company or its Subsidiaries, by wire transfer of immediately available funds, to such bank account or accounts specified in writing by each Person to whom any portion of the Estimated Closing Insurance Policy Costs is owed, an amount in cash equal to the portion of the Estimated Closing Insurance Policy Costs owing to such Person.
Section 1.05Closing Deliveries by the Seller. At the Closing, the Seller shall deliver, or cause to be delivered, to the Purchaser the following:
(a)stock certificates representing the Shares duly endorsed in blank or accompanied by stock transfer powers;
(b)a certificate signed by a duly authorized officer of the Seller certifying that the conditions set forth in Section 7.02(a) and Section 7.02(f) have been satisfied;
(c)a copy of the License Agreement, duly executed by the Seller Guarantor and the Company;
(d)a copy of the Transition Services Agreement, duly executed by the Seller and the Company;
(e)a copy of the Assignment Agreement, duly executed by the Seller, the Seller Guarantor and the Company;
(f)a certificate, dated as of the Closing Date, in the form attached hereto as Exhibit B, certifying in accordance with Section 1445(b)(2) of the Code that the Seller is not a foreign person (the “FIRPTA Certificate”);
(g)letters of resignation, effective as of the Closing, duly executed by each of the directors and officers of the Company and its Subsidiaries set forth on Schedule 2.05(g) of the Seller Disclosure Letter;
(h)a copy of each of the Year One Insurance Policies, effective as of the Closing;
(i)a copy of the Salinas Lease, duly executed by the Seller; and
(j)evidence of (i) the release of any guarantee of any obligations related to the Credit Agreement by the Company and (ii) the termination of any Encumbrance securing any obligations related to the Credit Agreement on the Company’s assets or on any Shares.
Section 1.06Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller the following:

(a)a certificate signed by a duly authorized officer of the Purchaser certifying that the condition set forth in Section 7.01(a) has been satisfied;
(b)a copy of the License Agreement, duly executed by the Purchaser;
(c)a copy of the R&W Policy; and
(d)a copy of the Salinas Lease, duly executed by the Purchaser or the Purchaser’s designee.
Section 1.07Pre-Closing Adjustment to Purchase Price.
(a)No later than five (5) Business Days prior to the anticipated Closing Date, the Seller shall prepare in good faith and deliver to the Purchaser each of the following, together with reasonable supporting documentation and reasonably detailed calculations therefor (collectively, the “Estimated Closing Financial Data”):
(i)a schedule of the estimated Company Indebtedness, including the Seller’s determination of the Closing Net Intercompany Balance (the “Estimated Company Indebtedness”);
(ii)a schedule of the estimated Cash and Cash Equivalents (the “Estimated Cash and Cash Equivalents”);
(iii)a statement of the estimated Working Capital (the “Estimated Closing Working Capital”);
(iv)a schedule of the estimated Company Transaction Expenses (the “Estimated Company Transaction Expenses”);
(v)a schedule of the estimated Year One Insurance Policy Costs (the “Estimated Closing Insurance Policy Costs”);
(vi)the Seller’s determination of the Closing Purchase Price using the amounts set forth in the foregoing clauses (i) through (v); and
(vii)an estimated unaudited consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Closing.
(b)The Estimated Closing Financial Data shall be prepared in good faith and in accordance with the Accounting Principles (to the extent applicable), the definitions contained herein and the example set forth in Exhibit A hereto. The Estimated Closing Financial Data shall be accompanied by a certificate of the chief financial officer of the Seller stating that the Estimated Closing Financial Data has been prepared in accordance with the requirements of this Agreement and the Accounting Principles (to the extent applicable). Following the delivery of such Estimated Closing Financial Data to the Purchaser, the Seller and the Company shall give, and shall cause the Company’s Subsidiaries and their respective Affiliates and Representatives to give, to the Purchaser and its Representatives reasonable access, upon reasonable prior notice, to the relevant books, records and other materials of the Company and its Subsidiaries and the personnel of, and work papers (subject to the execution of a customary access letter, if requested) prepared by or for, the Seller, the Company and its Subsidiaries and their respective Representatives, including to such relevant historical financial information relating to the Seller, the Company and its Subsidiaries as the Purchaser or its Representatives may reasonably request, in each case, solely in order to permit the timely and complete review of the Estimated Closing

Financial Data in accordance with this Section 2.07(b) and so long as such access does not unreasonably interfere with the operations of the Seller or the Company and its Subsidiaries. The Seller shall consider in good faith any comments the Purchaser may provide in respect of the Estimated Closing Financial Data (including the calculation of the Closing Purchase Price, the Closing Net Intercompany Balance and any component thereof), and, to the extent that the Seller accepts any such comments, deliver a revised statement of the Estimated Closing Financial Data to the Purchaser no later than one (1) Business Day prior to the Closing Date reflecting such accepted comments. Notwithstanding anything to the contrary in this Agreement, in no event shall the delivery of the Estimated Closing Financial Data contemplated hereby or any comments thereto provided by the Purchaser be deemed to constitute the agreement of the Purchaser to any of the estimates or amounts set forth therein or be construed as a waiver by the Purchaser of any provisions, rights or privileges hereunder.
(c)In the event that the Estimated Closing Working Capital is greater than the Target Working Capital, then the Purchase Price payable by the Purchaser at the Closing shall be increased on a dollar-for-dollar basis by the amount by which the Estimated Closing Working Capital exceeds the Target Working Capital. In the event that the Estimated Closing Working Capital is less than the Target Working Capital, then the Purchase Price payable by the Purchaser at the Closing shall be decreased on a dollar-for-dollar basis by the amount by which the Target Working Capital exceeds the Estimated Closing Working Capital.
(d)In the event that the Estimated Closing Insurance Policy Costs are greater than the Target Insurance Policy Costs, then the Purchase Price payable by the Purchaser at the Closing shall be decreased on a dollar-for-dollar basis by the amount by which the Estimated Closing Insurance Policy Costs exceed the Target Insurance Policy Costs. In the event that the Estimated Closing Insurance Policy Costs are less than the Target Insurance Policy Costs, then the Purchase Price payable by the Purchaser at the Closing shall be increased on a dollar-for-dollar basis by the amount by which the Target Insurance Policy Costs exceeds the Estimated Closing Insurance Policy Costs.
Section 1.08Post-Closing Adjustment to Purchase Price. The Closing Purchase Price shall be subject to adjustment after the Closing as follows:
(a)As soon as practicable, but no later than ninety (90) days following the Closing Date, the Purchaser shall prepare in good faith and deliver to the Seller each of the following, together with reasonable supporting documentation and reasonably detailed calculations therefor (collectively, the “Closing Financial Data”):
(i)an unaudited consolidated balance sheet of the Company and its Subsidiaries as of immediately prior to the Closing (the “Closing Balance Sheet”);
(ii)a schedule of the Company Indebtedness, including the Purchaser’s determination of the Closing Net Intercompany Balance (the “Closing Company Indebtedness”);
(iii)a schedule of the Cash and Cash Equivalents (“Closing Cash and Cash Equivalents”);
(iv)a statement of Working Capital based on the Closing Balance Sheet (the “Closing Working Capital”);
(v)a schedule of the Company Transaction Expenses (the “Closing Company Transaction Expenses”);

(vi)a schedule of the Year One Insurance Policy Costs (the “Closing Insurance Policy Costs”); and
(vii)the Purchaser’s determination of the Net Adjustment Amount using the amounts set forth in the foregoing clauses (ii) through (vi).
The Closing Financial Data shall be prepared in good faith and in accordance with the Accounting Principles (to the extent applicable), the definitions contained herein and the example set forth in Exhibit A hereto. The Closing Financial Data shall be accompanied by a certificate of the chief financial officer of the Purchaser stating that the Closing Financial Data has been prepared in accordance with the requirements of this Agreement and the Accounting Principles (to the extent applicable). Any actions taken by or at the direction of the Purchaser at or after the Closing shall not be taken into account for the purpose of preparing the Closing Balance Sheet or the Closing Working Capital.
(b)After receipt of the Closing Financial Data, the Seller and its Representatives shall have sixty (60) days (the “Review Period”) to review the Closing Financial Data. In connection with the review of the Closing Financial Data, the Purchaser shall give, and shall cause the Company and its Representatives to give, to the Seller and its Representatives reasonable access, upon reasonable prior notice, to the relevant books, records and other materials of the Company and its Subsidiaries and the personnel of, and work papers (subject to the execution of a customary access letter, if requested) prepared by or for, the Purchaser, the Company and its Subsidiaries and their respective Representatives, including to such relevant historical financial information relating to the Company and its Subsidiaries as the Seller or its Representatives may reasonably request, in each case, in order to permit the timely and complete review of the Closing Financial Data in accordance with this Section 2.08(b) and so long as such access does not unreasonably interfere with the operations of the Company and its Subsidiaries.
(c)If the Seller has accepted the Closing Financial Data in writing or has not given a Statement of Objections with respect thereto prior to the expiration of the Review Period, then the Closing Financial Data shall be final and binding upon the Purchaser and the Seller. Any Statement of Objections shall set forth in reasonable detail each item in the Closing Financial Data that the Seller believes has not been prepared in accordance with this Agreement and the correct amount of such item and the Seller’s alternative calculation of the Closing Company Indebtedness, Closing Cash and Cash Equivalents, Closing Working Capital, Closing Company Transaction Expenses and Closing Insurance Policy Costs and the Net Adjustment Amount resulting therefrom. In the event that the Seller delivers a Statement of Objections during the Review Period, the Purchaser and the Seller shall use their commercially reasonable efforts to agree on the amount of the Closing Company Indebtedness, Closing Cash and Cash Equivalents, Closing Working Capital, Closing Company Transaction Expenses and Closing Insurance Policy Costs, as applicable, and appropriate adjustments to the Closing Balance Sheet within thirty (30) days following the receipt by the Purchaser of the Statement of Objections. If the Purchaser and the Seller are unable to reach an agreement as to such amounts and adjustments within such thirty (30)-day period, then the matter shall be submitted as promptly as practicable to Ernst & Young LLP, or if Ernst & Young LLP is unwilling or unable to serve in such capacity, to such other independent, nationally recognized accounting firm agreed to by the Purchaser and the Seller (such firm, the “Accounting Firm”), who shall, acting as an expert and not an arbitrator, resolve the matters still in dispute and adjust the Closing Financial Data accordingly to reflect such resolution; provided, however, that the Accounting Firm may not determine an amount of any item of Closing Company Indebtedness, Closing Cash and Cash Equivalents, Closing Working Capital, Closing Company Transaction Expenses or Closing Insurance Policy Costs greater than the highest amount or less than the lowest amount of such item claimed by either Party. The Purchaser and the Seller shall use their reasonable best efforts to cause the Accounting Firm to make such determination within forty-five (45) days following the submission of the matter to the Accounting Firm for resolution, and such determination shall be final and binding upon the Purchaser and the Seller (absent fraud or manifest error) and may be entered and enforced in any court having jurisdiction, subject to Section 11.10. The Purchaser and the Seller shall instruct the Accounting Firm to review only those unresolved items specifically set forth in the Statement of Objections in the amounts claimed by the Purchaser and the Seller in the Closing Financial Data and the Statement of Objections, respectively, and in accordance with the terms and definitions set forth in this Agreement. Each of the Purchaser and the Seller agrees that it shall not have any right to, and shall not, institute any Action of any kind challenging such determination or with respect to the matters that are the subject of this Section 2.08, except that the foregoing shall not preclude an Action to enforce such determination. The terms “Final Closing Working Capital,” “Final Closing Cash and Cash Equivalents,” “Final Closing Indebtedness,” “Final Company Transaction Expenses” and “Final Closing Insurance Policy Costs” shall mean, respectively, the definitive Closing Working Capital, Closing Cash and Cash Equivalents, Closing Company Indebtedness, Closing Company Transaction Expenses and Closing Insurance Policy Costs agreed to (or deemed to be agreed to) by the Purchaser and the Seller or the definitive Closing Financial Data resulting from the determinations made by the Accounting Firm in accordance with this Section 2.08 (in addition to those items theretofore agreed to (or deemed agreed to) by the Purchaser and the Seller).
(d)In the event any dispute is submitted to the Accounting Firm for resolution as provided in Section 2.08(c), the fees, charges and expenses of the Accounting Firm shall be allocated to and be paid by the Purchaser, on the one hand, and the Seller, on the other hand, based upon the percentage that the portion of the disputes not awarded to each Party bears to the amount actually contested by such Party. For example, if the Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by the Purchaser and if the Accounting Firm ultimately resolves the dispute by awarding to the Seller $300 of the $1,000 contested, then the fees, charges and expenses of the Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to the Purchaser and 70% (i.e., 700 ÷ 1,000) to the Seller.
(e)Promptly (and in any event within three (3) Business Days) following the determination of the Final Closing Working Capital, Final Closing Cash and Cash Equivalents, Final Closing Indebtedness, Final Company Transaction Expenses and Final Closing Insurance Policy Costs pursuant to this Section 2.08:
(i)if the Net Adjustment Amount is positive, the Purchaser shall pay the Net Adjustment Amount to the Seller;
(ii)if the Net Adjustment Amount is negative, the Seller shall pay the absolute value of the Net Adjustment Amount to the Purchaser; and
(iii)if the Net Adjustment Amount is zero, neither the Purchaser nor the Seller shall be required to make any payment.
Any payments of the Net Adjustment Amount pursuant to this Section 2.08(e) shall be made by wire transfer of immediately available funds to the account(s) specified by the Purchaser or the Seller, as applicable, within five (5) Business Days following the determination date. The Parties agree to report, and cause their Affiliates to report, for Tax purposes any amounts paid under this Section 2.08(e) as an adjustment to the Purchase Price, unless otherwise required by applicable Law.
Section 1.09Insurance Policy Cost Reimbursement. No later than thirty (30) days following the first (1st) anniversary of the Closing Date, the Purchaser shall deliver, or cause the Company to deliver, to the Seller, together with the binder and policy document (reflecting coverages, self-insured retentions or deductibles, limits, etc.) for the Renewal Insurance Policies, reasonable supporting documentation and reasonably detailed calculations therefor, a schedule of the Renewal Insurance Policy Costs (the “Renewal Insurance Policy Cost Schedule”). After receipt of the Renewal Insurance Policy Cost Schedule, the Seller and its Representatives shall have thirty (30) days to review the Renewal Insurance Policy Cost Schedule, subject to the same access rights as are set forth in Section 2.08(b) with respect to the Closing Financial Data. If the Seller has accepted the Renewal Insurance Policy Cost Schedule in writing or has not given a Statement of Objections with respect thereto prior to the expiration of such thirty (30)-day period, then the Renewal Insurance Policy Cost Schedule shall be final and binding upon the Purchaser and the Seller. Any Statement of Objections with respect to the Renewal Insurance Policy Cost Schedule and the resolution thereof shall be subject to the procedures set forth in Section 2.08(c) and Section 2.08(d) with respect to the Closing Financial Data. Promptly (and in any event within three (3) Business Days) following the final determination of Renewal Insurance Policy Costs in accordance with this Section 2.09 (such costs, as finally determined, “Final Renewal Insurance Policy Costs”), (a) if the Final Renewal Insurance Policy Costs are less than the Target Insurance Policy Costs, the Purchaser shall pay the shortfall to the Seller and (b) if the Final Renewal Insurance Policy Costs are greater than the Target Insurance Policy Costs, the Seller shall pay up to $7,500,000 of the excess to the Purchaser. If the carrier for the Year One Insurance Policies declines to offer the Renewal Insurance Policies contemplated by Section 6.08 and the Purchaser is unable to obtain the Renewal Insurance Policies from an alternative carrier (a “Coverage Termination”), the Seller shall pay $7,500,000 to the Purchaser. Any payments pursuant to this Section 2.09 shall be made by wire transfer of immediately available funds to the account(s) specified in writing by the Purchaser or the Seller, as applicable, within five (5) Business Days following the determination date. The Parties agree to report, and cause their Affiliates to report, for Tax purposes any amounts paid under this Section 2.09 as an adjustment to the Purchase Price, unless otherwise required by applicable Law.
Section 1.010Withholding. The Purchaser shall be entitled to deduct and withhold from any amounts payable hereunder such amounts as it is required to deduct and withhold under any provision of any Tax Law; provided that the Purchaser agrees and acknowledges that, unless required (a) pursuant to a change in applicable Tax Law on or after the date hereof (in which case the Purchaser shall provide the Seller at least five (5) Business Days advance written notice of its intention to withhold and the change in applicable Tax Law giving rise to such withholding), or (b) in connection with any failure by the Seller to deliver the FIRPTA Certificate as required by Section 2.05(f), no such deduction or withholding shall be made. To the extent that amounts are so deducted and withheld, and timely deposited with the relevant Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and the Purchaser shall provide any information and documentation related to such deduction and withholding to such Person as is reasonably requested.
Article 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE SELLER GUARANTOR
Contemporaneously with the execution and delivery of this Agreement, the Company, the Seller and the Seller Guarantor are delivering to the Purchaser a disclosure schedule with numbered sections corresponding to the relevant sections and subsections in this Agreement (the “Seller Disclosure Letter”). Any disclosure set forth in any provision, subprovision, section or subsection of any schedule of the Seller Disclosure Letter with respect to a particular representation, warranty or covenant of the Company, the Seller or the Seller Guarantor contained in this Agreement shall be deemed to be an exception or qualification with respect to each other representation, warranty or covenant of the Company, the Seller or the Seller Guarantor contained in this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other representation, warranty or covenant. Nothing in the Seller Disclosure Letter shall broaden the scope of any representation, warranty or covenant of the Company, the Seller or the Seller Guarantor contained in this Agreement. The inclusion of any information in the Seller Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is outside of the ordinary course of business (except to the extent responsive to the applicable representation or warranty), is material to the Business, or has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. Subject to the exceptions, qualifications and limitations set forth in the correspondingly identified section or subsection of the Seller Disclosure Letter (without limitation of the rules of construction described in this paragraph), the Seller and the Seller Guarantor represent and warrant to the Purchaser as follows:
Section 1.01Organization. Each of the Seller and the Seller Guarantor is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation.
Section 1.02Due Authorization; Enforceability. Each of the Seller and the Seller Guarantor has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations under and to comply with the terms, conditions and provisions of this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the Transactions. The execution and delivery by each of the Seller and the Seller Guarantor of this Agreement and the other Transaction Documents to which such Person is or will be a party, the performance by each of the Seller and the Seller Guarantor of its respective obligations hereunder and thereunder, and the consummation by each of the Seller and the Seller Guarantor of the Transactions have been duly and validly authorized by all requisite action on the part of the Seller and the Seller Guarantor, respectively. This Agreement has been, and the other Transaction Documents to which each of the Seller and the Seller Guarantor is or will be a party when executed and delivered will be, duly and validly executed and delivered by the Seller and the Seller Guarantor, respectively, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which the Seller or the Seller Guarantor is or will be a party when executed and delivered will constitute, legal, valid and binding obligations of the Seller and the Seller Guarantor, respectively, enforceable against the Seller and the Seller Guarantor, respectively, in accordance with its and their terms, subject, as to enforcement, to (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, preference and other similar Laws now or hereinafter in effect affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforcement is sought in equity or at Law) (clauses (a) and (b), together, the “Enforceability Exceptions”).
Section 1.03Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder and (b) for matters specifically relating to the identity or regulatory status of the Purchaser, the Purchaser Guarantor or their respective Affiliates, the execution, delivery and performance by each of the Seller and the Seller Guarantor of this Agreement and the other Transaction Documents to which such Person is or will be a party and consummation of the Transactions, in each case, do not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority by the Seller, the Seller Guarantor or any of their respective Affiliates, except for those the failure of which to obtain or make would not reasonably be expected, individually or in the aggregate, to (x) be material to the Business or the Company and its Subsidiaries, taken as a whole, or (y) prevent the consummation of the Transactions or otherwise prevent the Seller or the Seller Guarantor from performing its respective obligations under this Agreement and the other Transaction Documents to which such Person is or will be a party in all material respects.
Section 1.04Title to the Shares. The Shares are owned by the Seller free and clear of any and all Encumbrances other than (a) applicable transfer restrictions pursuant to applicable Laws, (b) Encumbrances that will be released at or prior to the Closing and (c) Encumbrances created or approved by the Purchaser. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer or otherwise dispose of the Shares, as applicable (other than this Agreement). The Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Shares. Upon transfer of the Shares to the Purchaser at the Closing in accordance with this Agreement, the Purchaser will acquire, good and valid title to the Shares free and clear of all Encumbrances other than (a) applicable transfer restrictions pursuant to applicable Laws and (b) Encumbrances created or approved by the Purchaser.
Section 1.05No Conflict. Assuming that all consents, approvals, authorizations, notifications and other actions described in the applicable subsection of Schedule 3.05 of the Seller Disclosure Letter have been obtained or made, as applicable, the execution, delivery and performance by each of the Seller and the Seller Guarantor of this Agreement and the other Transaction Documents to which such Person is or will be a party and the consummation by each of the Seller and the Seller Guarantor of the Transactions, in each case, do not or will not, as applicable, (a) violate, conflict with or result in a breach of any provision of the organizational documents governing the Seller or the Seller Guarantor, respectively, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or the Seller Guarantor, respectively, or by which any of its assets, properties or businesses is bound or affected, or (c) conflict with, result in any breach of, constitute a violation of or default (or event which with the giving of notice or lapse of time, or both, would become a violation or default) under, require any consent or notice under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets of the Seller or the Seller Guarantor under the terms of any material Contract to which the Seller is or will be a party, except, in the case of the foregoing clauses (b) and (c), to the extent that any such violation, conflict, breach, default, right of termination, amendment, acceleration, suspension, revocation, cancellation or Encumbrance would not, individually or in the aggregate, reasonably be expected to (x) be material to the Business or the Company and its Subsidiaries, taken as a whole, or (y) prevent the consummation of the Transactions or otherwise prevent the Seller or the Seller Guarantor from performing its respective obligations under this Agreement and the other Transaction Documents to which such Person is or will be a party in all material respects. Except as set forth on Schedule 3.05 of the Seller Disclosure Letter, the Assignment does not and will not conflict with, result in any breach of, constitute a violation of or default (or event which with the giving of notice or lapse of time, or both, would become a violation or default) under, require any consent or notice under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any Contract to be assigned by the Seller or its Affiliate to the Company pursuant to the Assignment Agreement, except to the extent that any such violation, conflict, breach, default, right of termination, amendment, acceleration, suspension, revocation or cancellation would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole.
Section 1.06Sufficient Cash. The Seller and the Seller Guarantor collectively have, and will have at the time requiring payment to be made, unrestricted cash on hand or unrestricted cash available to them, sufficient to pay all other amounts to be paid or repaid by the Seller hereunder, and all of the Seller’s and the Seller Guarantor’s fees and expenses associated with the Transactions.

Article 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the exceptions, qualifications and limitations set forth in the correspondingly identified section or subsection of the Seller Disclosure Letter (without limitation of the rules of construction set forth in the introductory paragraph to Article 3), the Company represents and warrants to the Purchaser as follows:
Section 1.01Organization, Authority and Qualification of the Company. The Company is duly incorporated, validly existing and in good standing under the Laws of the State of California and has all requisite power and authority to own, operate or lease all of the properties and assets now owned, operated or leased by it, to carry on its business as it is currently being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized) in each jurisdiction where the operation of its business makes such licensing or qualification necessary, except for those jurisdictions in which the failure of the Company to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Copies of the articles of incorporation and bylaws (or similar organizational documents) of the Company and each of its Subsidiaries have been provided to the Purchaser, are in full force and effect in all material respects, and reflect all amendments made through the date of this Agreement.
Section 1.02Subsidiaries. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the respective Laws of such Subsidiary’s jurisdiction of organization and has all requisite power and authority to carry on its business as it is currently being conducted. Each Subsidiary of the Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized) in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except for those jurisdictions in which the failure of any such Subsidiary to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 1.03Due Authorization; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations under and to comply with the terms, conditions and provisions of this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Transactions have been duly authorized by all requisite action on the part of the Company. This Agreement has been, and the other Transaction Documents to which the Company is or will be a party when executed and delivered will be, duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which the Company is or will be a party when executed and delivered will constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with its and their terms, subject, as to enforcement, to the Enforceability Exceptions.
Section 1.04Capitalization; Officers and Directors.
(a)Schedule 4.04(a) of the Seller Disclosure Letter contains a statement of the authorized capital stock of the Company. The Shares constitute all of the issued and outstanding capital stock of the Company. The Shares are held of record and owned by the Seller. The Shares were duly and validly issued, are fully paid and non-assessable, were issued in compliance with all applicable Laws (including applicable federal and state securities Laws) and the Company’s organizational documents, and have not been issued in violation of, or subject to, any preemptive, subscription or similar rights of any Person. The Company is not a party to, or subject to, any voting trust or other voting agreement with respect to the voting or transfer of any capital stock of the Company, and does not have any contingent or other obligations to repurchase, redeem or otherwise acquire any such capital stock.
(b)Except as required by applicable Law, there is no existing option, warrant, call, right (including preemptive, stock appreciation or conversion rights), subscription, put, commitment or other agreement of any character to which the Company is a party or that is binding on the Company requiring, and there are no Equity Interests of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other Equity Interests of the Company or other securities (including debt securities) convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other Equity Interests of the Company, and there are no outstanding or authorized equity appreciation, phantom equity, restricted stock, restricted stock unit, profit participation or similar rights with respect to the Company.
(c)Schedule 4.04(c) of the Seller Disclosure Letter contains a statement of the authorized Equity Interests of each Subsidiary of the Company, if applicable. All authorized, issued and outstanding Equity Interests of each Subsidiary of the Company is held of record and owned by the Company or a Subsidiary of the Company. All such Equity Interests were duly and validly issued, are fully paid and non-assessable, were issued in compliance with all applicable Laws (including federal and state securities Laws) and such Subsidiary’s organizational documents, and have not been issued in violation of, or subject to, any preemptive, subscription or similar rights of any Person. No Subsidiary of the Company is a party to, or subject to, any voting trust or other voting agreement with respect to the voting or transfer of any such Equity Interests and does not have any contingent or other obligations to repurchase, redeem or otherwise acquire any such Equity Interests. None of the Subsidiaries own, directly or indirectly, any capital stock, limited liability company or partnership interest, joint venture interest or other equity interest in any other Person.
(d)Schedule 4.04(d) of the Seller Disclosure Letter sets forth a list of all Persons in which the Company owns or otherwise holds, directly or indirectly, any Equity Interest, membership interest, partnership interest or joint venture interest, other than Equity Interests of a Subsidiary of the Company. Since January 1, 2020, the Company has not been, and is not currently, party to any material dispute or proceeding with any third party equityholder of any existing material joint venture or otherwise relating to any existing material joint venture.
(e)Except as required by applicable Law, there is no existing option, warrant, call, right (including preemptive, stock appreciation or conversion rights), subscription, put, commitment or other agreement of any character to which any Subsidiary of the Company is a party or which is binding on any Subsidiary of the Company requiring, and there are no Equity Interests of any Subsidiary of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares of capital stock or other Equity Interests of any Subsidiary of the Company or other securities (including debt securities) convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other Equity Interests of any Subsidiary of the Company, and there are no outstanding or authorized equity appreciation, phantom equity, restricted stock, restricted stock unit, profit participation or similar rights with respect to any Subsidiary of the Company.
(f)Schedule 4.04(f) of the Seller Disclosure Letter sets forth, as of the date hereof, a list and the identity of all of the officers and directors of the Company and each of its Subsidiaries.

Section 1.05Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder and (b) for matters specifically relating to the identity or regulatory status of the Purchaser, the Purchaser Guarantor or their respective Affiliates, the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority by the Company or any of its Subsidiaries, except for those the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole.
Section 1.06No Conflict. Assuming that all consents, approvals, authorizations, notifications and other actions described in the applicable subsection of Schedule 4.06 of the Seller Disclosure Letter have been obtained or made, as applicable, the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party and the consummation by the Company of the Transactions, in each case, do not or will not, as applicable, (a) violate, conflict with or result in a breach of any provision of the organizational documents governing the Company or its Subsidiaries, (b) violate or conflict with any Law or Governmental Order applicable to the Company or its Subsidiaries or by which any of their assets, properties or businesses is bound or affected; or (c) conflict with, result in any breach of, constitute a violation or default (or event which with the giving of notice or lapse of time, or both, would become a violation or default) under, require any consent or notice under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets of the Company or its Subsidiaries under the terms of any Material Contract or Lease, except in the case of the foregoing clauses (b) and (c), to the extent that any such conflict, violation, breach, default, right of termination, amendment, acceleration, suspension, revocation, cancellation or Encumbrance would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole.
Section 1.07Financial Information.
(a)Schedule 4.07(a) of the Seller Disclosure Letter sets forth the unaudited consolidated balance sheets of the Business at December 31, 2021 and December 31, 2022 and the related unaudited consolidated statements of operations for each of the periods then ended (collectively, the “Business Financial Statements”). The Business Financial Statements have been derived from the Books and Records, prepared in accordance with GAAP applied on a consistent basis for the respective periods referred to in the Business Financial Statements, and present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the respective dates and for the respective periods referred to in the Business Financial Statements, subject to normal, year-end audit adjustments (which are not material) and the absence of complete footnotes.
(b)Except to the extent specifically reflected or reserved against in the most recent balance sheet included in the Business Financial Statements (the “Company Balance Sheet”), none of the Seller or the Seller Guarantor (in each case, in respect of the Business) or the Company or any of its Subsidiaries has any Liabilities, except for Liabilities (i) incurred in the ordinary course of business since the date of the Company Balance Sheet (none of which results from a breach of Contract, tort or infringement by the Seller or the Seller Guarantor (in each case, with respect to the Business) or the Company or any of its Subsidiaries or violation of any Law), (ii) that are less than $250,000, (iii) arising from performance or payment obligations under the terms of any Contract or Permit binding upon the Company or its Subsidiaries and identified in the Seller Disclosure Letter or entered into in the ordinary course of business

(excluding any obligations related to the breach or violation thereof) or (iv) that are included in Company Indebtedness, Working Capital or Company Transaction Expenses.
(c)The Company and its Subsidiaries have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, (ii) all transactions are recorded as necessary to permit the preparation of proper and accurate financial statements in accordance with GAAP and (iii) access to their properties and assets is permitted only in accordance with management’s general or specific authorization. None of the Company and its Subsidiaries nor, to the Knowledge of the Company, any auditor, accountant or other Representative of the Company and its Subsidiaries has received, since January 1, 2020, any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company and its Subsidiaries.
(d)The Books and Records have been maintained, since January 1, 2020, in accordance with applicable Law and prudent business practices in all material respects. The Books and Records are in compliance in all material respects with all material recordkeeping maintenance requirements in applicable Contracts to which the Company or any of its Subsidiaries are a party or any of their respective properties or assets are subject or bound.
(e)Schedule 4.07(e) of the Seller Disclosure Letter sets forth a list of all Indebtedness as of December 31, 2022 and the amount of each item of such Indebtedness.
Section 1.08Permits. All material Permits (including any Permits under Environmental Laws) required to conduct the Business have been granted to and are in the possession of the Company or its Subsidiaries, as applicable, and are in full force and effect, and each of the Company and its Subsidiaries is operating in material compliance therewith, and, to the Knowledge of the Company, there is no basis for revoking, modifying or not renewing any such Permits. Neither the Company nor any of its Subsidiaries has received, at any time since January 1, 2020, any written notice from any Governmental Authority regarding (a) any actual or alleged violation of any term or requirement of any such material Permit or (b) any failure to hold or obtain any such material Permit, in each case, that has not been remedied to the satisfaction of such Governmental Authority. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is or will be a party will not result in a default under or a breach or violation of any such material Permit, except to the extent that any such default, breach or violation would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole.
Section 1.09Absence of Certain Changes. From the date of the Company Balance Sheet through the date of this Agreement, (a) except as expressly contemplated or required by this Agreement, the Seller and the Seller Guarantor (in each case, with respect to the Business), the Company and each of its Subsidiaries has conducted its business in all material respects in the ordinary course of business, and none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries has taken any action that would, if taken after the date hereof, be prohibited by Section 6.01(b), (b) there has been no destruction of, material damage to or loss of any of the material assets of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries and (c) there has not been any change, event, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
Section 1.010Absence of Litigation. There is no, and since January 1, 2020, has been no, material Action pending or, to the Knowledge of the Company, threatened against the

Company or any of its Subsidiaries, or the Seller or the Seller Guarantor (in each case, with respect to the Business). None of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries is party to or subject to, or in default under, any material Governmental Order.
Section 1.011Compliance with Laws. Each of the Seller and the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries is, and since January 1, 2020 has been, in compliance in all material respects with all material Laws (including anti-bribery and anti-corruption Laws) and Governmental Orders applicable to it. Since January 1, 2020, none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries has received any written notice from, and there is no investigation or review pending or, to the Knowledge of the Company, threatened by, a Governmental Authority regarding any actual or alleged violation in any material respect of any Laws (including anti-bribery and anti-corruption Laws) or Governmental Orders.
Section 1.012Food Safety Requirements.
(a)Each of the Seller and the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries is, and since January 1, 2019 has been, in compliance in all material respects with all Food Safety Requirements, including for purposes of clarification and not by way of additional requirement, possessing all registrations under the U.S. Federal Food Drug & Cosmetic Act or any analogous Law of any other Governmental Authority, and has prepared and is in material compliance with a food hazard control and management program.
(b)Except for ordinary course inquiries or inspections by Governmental Authorities, none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries is presently subject to, nor has received since January 1, 2018, any notice of, any Action that remains unresolved related to noncompliance with Food Safety Requirements.
(c)None of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries has, since January 1, 2019, been excluded, debarred or suspended from participation under any food safety program of any Governmental Authority pursuant to any applicable Laws related to the manufacture, preparation or sale of food to consumers.
(d)Since January 1, 2019, there have been no FDA 483 forms, FDA Warning Letters issued, material adverse United States Department of Agriculture regulatory actions, recalls, field notifications, field corrections, market withdrawals or replacements, warnings, investigator notices, safety alerts or other material notices of action relating to an alleged lack of safety or regulatory compliance of any products sold by the Business (“Safety Notices”). To the Knowledge of the Company, there are no facts that would be reasonably likely to result in (i) a Safety Notice with respect to any such products or (ii) a termination or suspension of marketing or testing of any such products.
(e)To the Knowledge of the Company and each of its Subsidiaries that is subject to PACA has each registration which is required under applicable Law, and has currently paid all suppliers entitled to payment liens under PACA, or has sufficient reserves to pay such amounts as may be due on a current basis. To the Knowledge of the Company, no existing inventory is subject to any Encumbrance under PACA or any similar state Law.
Section 1.013Material Contracts.

(a)Except for the Leases set forth on Schedule 4.16(b) of the Seller Disclosure Letter and the Employee Plans set forth on Schedule 4.21(a) of the Seller Disclosure Letter, Schedule 4.13 of the Seller Disclosure Letter sets forth, as of the date hereof, all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it, such Subsidiary or any of their respective properties or assets is bound, or to which either the Seller or the Seller Guarantor is a party which primarily relates to the Business (the Contracts required to be set forth in Schedule 4.13 of the Seller Disclosure Letter pursuant to the terms hereof, collectively, the “Material Contracts”):
(i)Contracts for the sale of any assets (other than sales of finished goods inventory to customers in the ordinary course of business) of the Business in excess of $500,000;
(ii)Contracts for the acquisition, directly or indirectly (by merger, equity sale, asset sale or otherwise), of the business or other Equity Interests of any Person (A) that was entered into since January 1, 2020 or (B) entered into at any time and which Contract contains any continuing material obligations (including any earn-out or deferred or contingent payment obligations) of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries that are still in effect as of the date hereof;
(iii)Contracts relating to Indebtedness;
(iv)Contracts creating or governing a partnership, joint venture, limited liability company or strategic alliance with a third Person;
(v)Contracts under which the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries has, directly or indirectly (except between or among the Company and its Subsidiaries), (A) made any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case that remains outstanding as of the date hereof, or (B) agreed to make after the date hereof any loan, advance, or assignment of payment to any Person or any capital contribution to, or other investment in, any Person, other than, in the case of clauses (A) and (B), any advance or deposit of less than $1,000,000 individually pursuant to any Contract (or series of related Contracts in respect of a single crop) with third-party growers entered into in the ordinary course of business;
(vi)Contracts containing a covenant, in effect as of the date of this Agreement or applicable to periods after the date of this Agreement, restricting the ability of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries in any material respect to (A) engage in any line of business or business activity or compete with any Person in any market or any geographic area, (B) acquire any entity or acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business with any other Person, (C) provide any pricing or other terms and conditions to any Person with respect to the sale, distribution, purchase, license or support of any products or services (including pursuant to “most favored nation” clauses) or (D) use any trade name, trademark, trade dress, slogan or similar marketing content included in the Owned Intellectual Property;
(vii)Contracts (A) pursuant to which the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries is granted a license, right to use or covenant not to sue by a third party, or grants a license, right to use or covenant not to sue to a third party, with respect to any Intellectual

Property that is material to the Business, other than licenses or similar grants of rights to use (x) for generally commercially available software or hardware licensed on standard terms and conditions for which the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries pay less than $50,000 on an annual basis or (y) granted by or to employees or other personnel on a non-exclusive basis in connection with their provision of services to the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries pursuant to such Person’s standard form of employee, consultant, contractor or similar (in all material respects) agreement, or (B) that constitute a concurrent use agreement, settlement agreement or co-existence agreement with respect to any Intellectual Property owned by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries;
(viii)Contracts with Material Customers and Material Suppliers;
(ix)Contracts relating to capital expenditures or improvements in excess of $1,000,000 in the aggregate in any fiscal year which cannot be cancelled without penalty or without more than ninety (90) days’ notice, other than purchase orders with suppliers in the ordinary course of business;
(x)any other Contracts that (A) involve the expenditure by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries of more than $100,000 annually, (B) are not cancelable by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or Subsidiary party thereto upon thirty (30) or fewer days’ notice without any Liability, and (C) require performance by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries more than one (1) year from the date hereof;
(xi)Contracts that provide for the receipt of payment by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries of more than $10,000,000 in any twelve (12)-month period, other than purchase orders;
(xii)Contracts pursuant to which any Person (other than the Company or any of its Subsidiaries) has guaranteed any material Liabilities of the Company or any of its Subsidiaries;
(xiii)Contracts with any Governmental Authorities; and
(xiv)Contracts that provide for, or are related to, the settlement or compromise of any Action which either (A) were settled or compromised since January 1, 2020 pursuant to which the cash amount paid or to be paid by or on behalf of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries exceeds $100,000 or (B) contain any continuing material obligations of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries that are still in effect as of the date hereof.
(b)Each Material Contract (i) is the legal, valid and binding obligation of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries, as applicable, (ii) assuming such Material Contract is binding on and enforceable against the other parties thereto, is enforceable against the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries, as applicable, in accordance with its terms, subject, as to enforcement, to the Enforceability Exceptions, and (iii) is in full force and effect, except in each case to the extent it will expire between the date hereof and the

Closing Date in accordance with its terms. None of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries are, and to the Knowledge of the Company, no other party thereto is, in material breach, violation or default under any Material Contract and none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries have received any written notice that alleges any such material breach, violation or default. To the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a material breach, violation or default by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries under any Material Contract or permit termination, material modification or acceleration of any Material Contract by the applicable counterparty thereto. The Company has provided the Purchaser copies of each Material Contract and any amendments, modifications or supplements thereto.
Section 1.014Customers and Suppliers.
(a)Schedule 4.14(a) of the Seller Disclosure Letter sets forth (i) the names of the top fifteen (15) largest customers of the Business, measured by dollar value for the twelve (12)-month period ended December 31, 2022 (collectively, “Material Customers”) and (ii) the names of the twenty (20) largest suppliers of the Business, measured by dollar value for the twelve (12)-month period ended December 31, 2022 (collectively, “Material Suppliers”).
(b)Since January 1, 2020, none of the Material Customers or Material Suppliers have notified in writing or, to the Knowledge of the Company, threatened in any written notice addressed and delivered to the Company or its Affiliates that it is canceling or terminating its relationship with the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries or materially and adversely modifying its relationship with the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries.
Section 1.015Intellectual Property.
(a)Schedule 4.15(a) of the Seller Disclosure Letter sets forth a complete and accurate list of all U.S. and foreign (i) patents and patent applications, (ii) trademark registrations and applications, (iii) copyright registrations and applications, and (iv) domain name registrations and social media handles and identifiers, in each case, owned or purported to be owned by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries as of the date hereof (the “Owned IP Registrations”, and together with all other Intellectual Property owned or purported to be owned by the Company, the “Owned Intellectual Property”). Each item included in the Owned IP Registrations is subsisting and, with respect to the issuances and registrations included therein, valid and enforceable. The Company and its Subsidiaries are current in the payment of all registration, maintenance and renewal fees with respect to the Owned IP Registrations. Neither the Company nor any of its Subsidiaries own any software that is material to the Business.
(b)The Company or one of its Subsidiaries exclusively owns all right, title and interest in and to the Owned Intellectual Property (other than Permitted Encumbrances) in all material respects, and the Company and each of its Subsidiaries owns or has sufficient rights to use all Intellectual Property used or held for use in or necessary to the conduct of the Business. None of the Owned Intellectual Property is subject to any outstanding Governmental Order or Contract restricting or otherwise materially limiting the use, validity, enforceability, scope, disposition or exploitation thereof by the Company or any of its Subsidiaries or any right, title or interest of the Company or any of its Subsidiaries with respect thereto, in a manner that is material to the Business. Since January 1, 2020, there have been no pending or threatened Actions by or against the Seller or the Seller Guarantor (in each case, with respect to the

Business), the Company or any of its Subsidiaries with respect to (i) the ownership, use, scope, validity or enforceability of any Owned Intellectual Property or (ii) the ownership, licensing or use by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries of any other Person’s Intellectual Property.
(c)The conduct of the Business does not infringe upon, misappropriate or otherwise violate, and since January 1, 2020 has not infringed upon, misappropriated or otherwise violated, any Intellectual Property owned by any Person. None of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company nor any of its Subsidiaries has received, since January 1, 2020, any written notice alleging any such infringement, misappropriation or other violation.
(d)To the Knowledge of the Company, (i) no third party is infringing, misappropriating or otherwise violating, or since January 1, 2020 has infringed, misappropriated or otherwise violated, any Intellectual Property owned by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries, in each case, in a manner that is material to the Business, and (ii) no such claims are pending or threatened against any third party by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries.
(e)The Seller or the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries take commercially reasonable measures to protect the confidentiality of material trade secrets and other material confidential or non-public information included in the Owned Intellectual Property. No such trade secrets or other such material information have been disclosed by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries to any Person other than pursuant to a valid and enforceable written agreement (or similar obligation by operation of law) restricting the disclosure and use thereof, which has not been breached by such Person, and since January 1, 2020, there has not been any disclosure of or access to any such trade secret or other such information of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries in a manner that has resulted in the loss of rights in or to such trade secrets or other such information.
(f)Each current and former director, officer, employee, consultant and contractor of the Business that has contributed to the creation, invention, modification, or improvement of any Owned Intellectual Property for or on behalf of the Company or any of its Subsidiaries, in whole or in part, has signed a valid and enforceable written agreement pursuant to which all such Intellectual Property has been irrevocably and unconditionally assigned to the Company or one of its Subsidiaries or such assignment occurs or has occurred by operation of Law.
(g)The computer hardware, software, servers, networks, platforms, peripherals, data communication lines, and other information technology equipment and related systems, including any outsourced systems and processes, that are owned or used by the Company or any of its Subsidiaries (collectively, “Company Systems”) are sufficient for the needs of the Business. Since January 1, 2020, there has been no unauthorized access, use, intrusion, or breach of security, or failure, breakdown, performance reduction, or other adverse event affecting any Company Systems, that has caused or could reasonably be expected to cause any: (i) substantial disruption of or interruption in or to the use of such Company Systems or the conduct of the Business; (ii) material loss, destruction, damage, or harm of or to the Company, any of its Subsidiaries or any of their respective operations, personnel, property, or other assets; or (iii) material liability of any kind to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries has taken commercially reasonable actions to protect the integrity and security of the Company Systems and the data and other information stored or processed thereon or transmitted thereby. The Company and each of its Subsidiaries has implemented and maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities and acts in compliance therewith.
(h)The Company and its Subsidiaries are in compliance in all material respects with applicable Laws, as well as their own rules and policies, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used, or held for use by the Company and its Subsidiaries in the Business.  Since January 1, 2020, there have been no material security breaches in the information technology systems used as of the date hereof by or on behalf of the Company and its Subsidiaries in connection with the Business.  With respect to the software used in the Business, as of the date hereof, no such software contains any device or feature designed to disrupt, disable, or otherwise impair the functioning of any software or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other code or routines that permit unauthorized access or the unauthorized disablement or erasure of such software or information or data, in each case, in any material respect.
Section 1.016Real Property.
(a)Owned Real Property. Schedule 4.16(a) of the Seller Disclosure Letter sets forth, as of the date hereof, a true, complete, and correct list of all real property owned by the Seller or any of its Affiliates that is used primarily in connection with the Business (the “Owned Real Property”) and the address of each such Owned Real Property. Neither the Company nor any of its Subsidiaries owns any real property other than the Owned Real Property and the real property included in the Excluded Assets. With respect to each Owned Real Property, (a) the Seller, the Company or its Subsidiaries owns good and valid fee simple title to such Owned Real Property, free and clear of all Encumbrances, except for Permitted Encumbrances, (b) the Seller, the Company and its Subsidiaries have not leased, subleased, licensed, or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof ((except as expressly set forth in Schedule 4.16(a) of the Seller Disclosure Letter)), (c) other than as expressly set forth in Schedule 1.01(g) of the Seller Disclosure Letter and the right of the Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other similar rights to purchase such Owned Real Property or any portion thereof or interest therein, (d) the Company and its Subsidiaries are not party to any outstanding agreement or option to purchase any real property or interest therein relating to the Business, and (e) neither the Seller, the Company nor any of its Subsidiaries has received any written notice of any, and to the Knowledge of the Company, there are no, existing, pending or threatened condemnation or eminent domain proceedings relating to the Owned Real Property. The Company has made available to the Purchaser true, complete and correct copies of all deeds and other instruments by which the Company acquired the Owned Real Property, and copies of all title insurance policies (together with copies of any documents of record listed as exceptions on such policies), surveys, zoning reports, property condition reports, or other similar reports, in each case, to the extent in the possession or control of the Seller and/or the Company and relating to the Owned Real Property. There are no tax reduction proceedings pending with respect to all or any portion of the Owned Real Property. To the Company’s Knowledge, except for any breaches, defaults, conditions or events that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there is no existing breach or default by any party under any easements or restrictive covenants affecting any Owned Real Property which breach or default has not yet been cured, (ii) neither the Company nor any of its Subsidiaries have received written notice of any default under any easements or restrictive covenants affecting the Owned Real Property which default has not yet been cured, and (iii) there does not exist any condition or event that with the lapse of time or the giving of notice, or both, would constitute such a breach or default under any easements or restrictive covenants affecting any Owned Real Property.

(b)Leases. Schedule 4.16(b) of the Seller Disclosure Letter sets forth, as of the date hereof, (x) the address, parcel number or common property name for each agricultural Lease that is used solely in connection with the Business and (y) each non-agricultural Lease that is used solely in connection with the Business (clauses (x) and (y) collectively, the “Leased Real Property”), and (z) all Leases with respect to the Owned Real Property.
(c)The Company has made available to Purchaser a true, complete and correct copy of each Lease and any material amendments, modifications or supplements thereto, in each case, to the extent in the possession or control of the Seller or the Company. None of the leases uploaded to the VDR after 6:34 p.m. Eastern Time on Saturday, January 28, 2023 (or the terms and provisions thereof) will have a material adverse effect on the Business or the ability of the Seller, the Seller Guarantor, the Company and its Affiliates to consummate the Transactions or to perform its respective obligations under this Agreement and the other Transaction Documents to which such Person is or will be a party. Except as expressly disclosed in each Lease, the Seller, the Company and its Subsidiaries have not subleased, assigned or transferred any interest in any Lease or granted any Person the right to use or occupy the Leased Real Property, that is subject to such Lease (except for the subleased property expressly set forth in Schedule 4.16(b) of the Seller Disclosure Letter). With respect to each of the Leases, (a) the Seller, the Company or one of its Subsidiaries has a valid and enforceable leasehold interest under each Lease, as applicable to which it is a party, and such Lease is in full force and effect and has not been modified and is a legal, valid, binding and enforceable obligation of the Company or the applicable Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions, free and clear of all Encumbrances, except for Permitted Encumbrances, and (b) none of the Seller, the Company or any of its Subsidiaries has received or delivered any written notice or has any Knowledge of any default or event that, with or without notice or lapse of time, or both, would constitute a material breach, material violation or material default or permit the termination, modification, or acceleration of rent under any Lease. No Lease is subject to any material defenses, setoffs, or counterclaims, and, to the Knowledge of the Company, no material obligations of any landlords or sublandlords thereunder are delinquent. The Leases are not subject to any ground lease, mortgage, deed of trust or other superior Encumbrances or interests (including, for the avoidance of doubt, any present or future right to occupy any portion of the Leased Real Property) that would entitle the holder thereof to interfere with or disturb the tenant’s use and enjoyment of the Leased Real Property or the exercise of the tenant’s rights under the Leases so long as the tenant is not in default under the Lease. No options available to the Seller, the Company or any Subsidiary have been exercised other than pursuant to a writing included in the Leases. There have been no, and, to the Knowledge of the Company, the Company does not expect to grant or receive any, write-offs, abatements or deferrals in rent under any Lease as a result of or otherwise arising out of COVID-19. The ability of the Company to perform all obligations required to be performed by it under any Lease has not been materially limited or adversely affected by or as a result of COVID-19. To the Company’s Knowledge, the ability of each other party to each Lease to perform all obligations required to be performed by it under the applicable Lease has not been materially limited or adversely affected by or as a result of COVID-19.
(d)Each of the Owned Real Property and Leased Real Property is being used in the operation of the Business as currently conducted and is suitable for same, and no other real property other than the Real Property is being used or is otherwise reasonably required to operate the Business as currently conducted. Except for any Permitted Encumbrance or as expressly set forth on Schedule 4.16(a) and Schedule 4.16(b) of the Seller Disclosure Letter, the Company or one of its Subsidiaries has exclusive possession of each parcel of Real Property. There is currently no ongoing construction work in, on, or about any Real Property other than normal, immaterial maintenance and repairs being performed in the ordinary course of business. There are no leasing commissions due from the Company or any of its Subsidiaries with respect to any Real Property that remain outstanding or unpaid as of the date hereof.

(e)Except for any Actions, violations or special assessments that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any (i) pending or threatened Actions affecting any Owned Real Property or Leased Real Property, which claims would not be fully covered by insurance (subject to deductibles), (ii) violation of any zoning, subdivision, or other applicable Laws related to the Real Property or the occupancy thereof, or (iii) special assessment against any portion of the Real Property.
(f)To the Knowledge of the Company, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (i) are structurally sound in all material respects, in reasonable condition and repair in relation to their age, normal wear and tear excepted, are free from material latent and patent defects, are suitable for the purposes for which they are currently being used and for the operation of the Business, and have been maintained in accordance with normal industry practice, and (ii) comply in all material respects with all applicable Laws, including those pertaining to health and safety, zoning, building and construction requirements and the disabled.
Section 1.017Affiliate Transactions. Schedule 4.17 of the Seller Disclosure Letter sets forth a true, complete and correct list of (a) any agreement, arrangement or transaction between (i) the Company or any of its Subsidiaries, on the one hand, and (ii) any officer or director of the Company or any of its Subsidiaries, or the Seller or any of its Affiliates, on the other hand, and (b) all material overhead and shared services the Business receives from other business units of the Seller and its Affiliates.
Section 1.018Insurance. Schedule 4.18 of the Seller Disclosure Letter sets forth a list of all material insurance policies relating to the Company and its Subsidiaries (collectively, “Insurance Policies”). Neither the Company nor any of its Subsidiaries is first named insured under any Insurance Policy. Copies of all Insurance Policies have been made available to the Purchaser.
Section 1.019Taxes.
(a)All income and other material Tax Returns required to be filed by the Company and its Subsidiaries have been filed (except those under extension). All such Tax Returns are true, complete and correct in all material respects. All income and other material Taxes due and owing by the Company and its Subsidiaries have been paid except for any such Taxes being contested in good faith.
(b)Neither the Company nor any of its Subsidiaries is a party to any audit, examination, investigation, action or proceeding for assessment or collection of any income or other material Taxes, nor has such an event been threatened in a written document delivered to the Company or any of its Affiliates from a Tax Authority.
(c)There are no Tax liens (other than liens for Taxes not yet due and payable or contested in good faith by appropriate proceedings or that may hereafter be paid without interest or penalty) on any assets of the Company or its Subsidiaries.
(d)All material Taxes required to be withheld, collected or deposited by the Company or its Subsidiaries in connection with amounts paid to any employee, independent contractor, creditor, stockholder or other third party have been timely withheld, collected or deposited.
(e)Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement that will be in effect after the Closing (other than any such agreement exclusively between or among any of the Company or any of its Subsidiaries, or any such agreement entered into in the ordinary course of business the principal subject of which is not Taxes).
(f)In the past two (2) years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.
(g)Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(b)(2).
(h)Neither the Company nor any of its Subsidiaries has waived any statute of limitations (and no request for any such waiver or consent is pending) with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension will remain in place after the Closing.
(i)The Company has provided the Purchaser with true and complete copies of income Tax Returns filed by the Company and its Subsidiaries (but not, for the avoidance of doubt, income Tax Returns filed by any direct or indirect parent of the Company that may include the Company or its Subsidiaries) within the past three (3) years. No written claim has ever been made, and received by the Seller or the Company or any of its Subsidiaries, by a Tax Authority in a jurisdiction where each of the Company and its Subsidiaries does not file corporate income Tax Returns that the Company or any of its Subsidiaries is or may be subject to income taxation by, or required to file corporate income Tax Returns in, that jurisdiction.
(j)Neither the Company nor its Subsidiaries will be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in accounting method for a Tax period beginning on or before the Closing Date, (ii) an installment sale or open transaction entered into in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received or deferred revenue realized on or prior to the Closing Date, (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income tax Law) executed prior to the Closing, or (v) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income tax Law) attributable to a transaction entered into prior to the Closing.
(k)Neither the Company nor any of its Subsidiaries is, or is a “United States shareholder” as defined in Section 951(b) of the Code with respect to, a “controlled foreign corporation” as defined in Section 957(a) of the Code.
This representations and warranties contained in this Section 4.19, other than those set forth in Section 4.19(c), (e) and (j) and Section 4.22 (and any claims based thereon) shall be limited to Taxes attributable to Tax periods (or portions thereof) ending on or before the Closing Date. Notwithstanding anything to the contrary in this Agreement, no representations and warranties are made as to the existence, amount or usability of any Tax attributes of the Company or its Subsidiaries for Tax periods (or portions thereof) beginning on or after the Closing Date.
Section 1.020Environmental Matters. (a) The Seller and the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries are, and since January 1, 2020 have been, in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying, in all material respects, with all

Permits required under applicable Environmental Laws to operate their respective businesses, and, to the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents that may prevent or interfere with such compliance in the future, (b) the Seller and the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries have not received any written notice from any Governmental Authority or third party that alleges that any of them is in violation of, or has Liability under, any Environmental Laws that remains outstanding, and none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries is subject to any pending or, to the Knowledge of the Company, threatened action or Governmental Order alleging a violation of or Liability under Environmental Laws, and to the Knowledge of the Company there are no past or present actions, activities, circumstances, conditions, events or incidents that could form the basis of any action or Governmental Order against the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries or otherwise result in any Liabilities under Environmental Law, except to the extent that any such notice or violation would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole, (c) Hazardous Substances are not present at, on, in or under any property currently or, to the Knowledge of the Company, formerly owned or leased by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries, in concentrations or quantities that require removal under applicable Environmental Law, except to the extent that any such presence of Hazardous Substances would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole, (d) except as would not, individually or in the aggregate, reasonably expected to be material to the Business or the Company and its Subsidiaries, taken as a whole, none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or any of its Subsidiaries has assumed any Liability or agreed to indemnify any Person for any Liability, in each case, relating to or arising from violations of Environmental Laws, (e) to the Knowledge of the Company, the operations of the Company and its Subsidiaries have not given rise to exposure of employees or any other Person to Hazardous Substances in excess of any applicable limits or standards under Environmental Laws, (f) the Company has made available to the Purchaser copies of all environmental reports, compliance audits, health and safety audits and inspections, site assessments, notices of violation, or written claims relating to the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries, the Owned Real Property, the Leased Real Property, and properties formerly owned, leased, or operated by the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company or its Subsidiaries, in each case, to the extent material to the Business, and which are in their possession or under their reasonable control and related to compliance with or Liability under Environmental Laws and Permits, and (g) none of the Seller or the Seller Guarantor (in each case, with respect to the Business), the Company nor any of its Subsidiaries is required by any Environmental Law, as a result of the consummation of the Transactions, to perform a site assessment for Hazardous Substances, remove or remediate Hazardous Substances, or give notice to or receive approval from any Governmental Authority or other Person pursuant to Environmental Laws.
Section 1.021Employee Benefit Plans.
(a)Schedule 4.21(a) of the Seller Disclosure Letter sets forth a list of (i) each Company Employee Plan and (ii) each material Seller Employee Plan. Neither the Company nor any of its Subsidiaries will have any Liability with respect to any Seller Employee Plan from and after the Closing.
(b)For each Employee Plan listed on Schedule 4.21(a) of the Seller Disclosure Letter, the Company has made available to the Purchaser a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Employee Plan, including any amendments thereto (or, if not written, a written summary of its material terms); (ii) for each Company Employee Plan, the most recent annual report and accompanying schedules; (iii) for each Company Employee Plan, the current summary plan description and any summaries of material modifications; (iv) for each Company Employee Plan, the most recent annual financial statements and actuarial reports; (v) for each Company Employee Plan, the most recent determination or opinion letter received from the IRS regarding the tax-qualified status of such Employee Plan; (vi) for each Company Employee Plan, the most recent written results of all required compliance testing; and (vii) for each Company Employee Plan, copies of any material correspondence with the IRS, Department of Labor or other Governmental Authority.
(c)Each Employee Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination, opinion or advisory letter from the IRS with respect to each such Employee Plan as to its qualified status under the Code, nothing has occurred that would reasonably be expected to adversely affect such plan’s qualified status.
(d)No Employee Plan is, and none of the Company or its Subsidiaries or any ERISA Affiliate have sponsored, established, maintained, contributed to or been required to contribute to, or in any way has any Liability (whether on account of an ERISA Affiliate or otherwise), directly or indirectly, within the six (6)-year period preceding the date of this Agreement, with respect to any plan that is (i) subject to Title IV of ERISA or Section 302 of ERISA or Section 412, 430 or 4971 of the Code or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto), (ii) a multiemployer pension plan (within the meaning of Section 3(37) of ERISA), (iii) a multiple employer plan (within the meaning of Section 4063 of ERISA), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.
(e)Each Company Employee Plan is now and has been operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. No Action is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (other than routine claims for benefits in the ordinary course of business), and no Company Employee Plan is presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the United States Department of Labor, or any other Governmental Authority. All payments required to be made by the Company or any of its Subsidiaries under, or with respect to, any Employee Plan (including all contributions, distributions, reimbursements, premium payments or intercompany charges) with respect to all prior periods have been timely made or, for any such payments that are not yet due, properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof, in each case in accordance with the provisions of each of the Employee Plans, applicable Law and GAAP, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole.
(f)No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries by reason of their affiliation with any ERISA Affiliate to any (i) Tax, penalty, fine, (ii) Encumbrance, or (iii) other liability imposed by ERISA, the Code or other applicable Laws, in each case, in respect of any employee benefit plan maintained, sponsored, contributed to, or required to be contributed to by any ERISA Affiliate (other than the Company or any of its Subsidiaries).
(g)No Company Employee Plan provides, and neither the Company nor any of its Subsidiaries have any obligation to provide, health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or coverage through the end of the calendar month in which a termination of employment occurs).
(h)Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Service Provider to severance pay or any other payment from the Company or its Subsidiaries; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation or benefits due to any Company Service Provider; or (iii) increase any benefits otherwise payable, or result in an obligation to fund or otherwise set aside assets to secure any of the obligations, under any Company Employee Plan. No Person is entitled to receive any additional payment (including any Tax gross-up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes required by Section 4999 of the Code or any Taxes required by Section 409A of the Code. The Transactions will not result in a change in the ownership or effective control of a corporation or in the ownership of a substantial portion of the assets of a corporation, in each case, for purposes of Section 280G of the Code.
(i)Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and has been administered in compliance with, Section 409A of the Code and applicable guidance thereunder and no amount under such Company Employee Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.
(j)All Company Employee Plans subject to the Laws of any jurisdiction outside of the United States or that cover any Company Service Provider residing or working outside of the United States (each, a “Foreign Benefit Plan”) (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment and, to the Knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to affect adversely the special tax treatment with respect to any such Foreign Benefit Plan, (ii) if they are intended to be funded or book-reserved, are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iii) if intended or required to be qualified, approved or registered with a Governmental Authority, are and have been so qualified, approved or registered and, nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.
Section 1.022Labor Matters.
(a)To the Knowledge of the Company, no current Company Service Provider is bound by any Contract or subject to any Governmental Order that would materially interfere with the use of such Company Service Provider’s best efforts to promote the interests of the Business or that would materially conflict with the Business. To the Knowledge of the Company, as of the date of this Agreement, no current Company Service Provider with an annual base compensation or base fee that exceeds $120,000 intends to terminate his or her employment with the Company and its Subsidiaries, and as of the date of this Agreement, none of the Company or any of its Subsidiaries has a present intention to terminate the employment or engagement of any of the foregoing.
(b)Schedule 4.22(b) of the Seller Disclosure Letter sets forth a list of all collective bargaining agreements to which the Company or any of its Subsidiaries is party recognizing any labor organization as the bargaining agent of any of the Company Service Providers with respect to their employment with the Company or any of its Subsidiaries (the “Collective Bargaining Agreements”), and since January 1, 2020, the Company and its Subsidiaries have complied in all material respects with all obligations of the Company and its Subsidiaries under each of the Collective Bargaining Agreements. Except for the Collective Bargaining Agreements, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union, works council or similar employee or labor organization applicable to any Company Service Providers and, to the Knowledge of the Company, there are no activities or proceedings of any labor union, works council or similar employee or labor organization to organize any such Company Service Providers.
(c)With respect to the Company Service Providers, (i) except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole, there are no labor related grievances, strikes, walkouts, lockouts or work stoppages pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, and (ii) there is no pending union organizing campaign and no labor union has made a pending written demand for recognition or certification.
(d)To the Knowledge of the Company, the Company and its Subsidiaries are and have been since January 1, 2020, in compliance in all material respects with all Laws respecting employment and employment practices, including all applicable Laws relating to terms and conditions of employment, health and safety, wages, hours and overtime, collective bargaining, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, workers’ compensation, classification of employees and independent contractors, and the WARN Act and any similar state or local Laws relating to plant closures and layoffs. Since January 1, 2020, no Person has brought or, to the Knowledge of the Company, threatened to bring a claim for unpaid compensation or employee benefits, including overtime amounts. There is no material Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to alleged employment Law violations or otherwise relating to any Company Service Provider before any Governmental Authority.
(e)Since January 1, 2020, (i) no material allegations of workplace sexual harassment or illegal retaliation or discrimination have been filed or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any Company Service Provider with a job title of Vice President or above, (ii)  to the Knowledge of the Company, no material incidents of any such workplace sexual harassment or illegal retaliation or discrimination by any current Company Service Provider with a job title of Vice President or above have occurred, and (iii) none of the Company or any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or illegal retaliation or discrimination by any current Company Service Provider.
Section 1.023No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any Subsidiary of the Company.
Section 1.024Tangible Personal Property; Inventory; Accounts Receivable.
(a)The Company and its Subsidiaries have good and marketable title to or, in the case of leased property, have valid leasehold, license or other similar interests in, all material items of tangible personal property (including all capital equipment, together with all other machinery, equipment, vehicles, leasehold improvements, furniture and fixtures, supplies, inventory and other tangible personal property) that are used in the Business and that are reflected on the Company Balance Sheet or acquired since the date thereof, free and clear of all Encumbrances other than Permitted Encumbrances (the “Tangible Assets”), except for (i) any inventory or immaterial Tangible Assets that have been disposed of in the ordinary course of business since the date of the Company Balance Sheet and (ii) any Excluded Assets. The Tangible Assets are sufficient and suitable for their current use and in adequate condition to conduct the Business, normal wear and tear excepted. None of the Tangible Assets are in need of maintenance or repairs except for routine maintenance and repairs in the ordinary course of business that are not material in nature or cost. Subject to the reserves for obsolete or unmarketable inventory shown on the Company Balance Sheet or on the accounting records of the Company and its Subsidiaries provided to the Purchaser by the Seller prior to the date hereof and except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company and its Subsidiaries, taken as a whole: (i) all inventory included in the Tangible Assets is useable and saleable in the ordinary course of business and is merchantable and fit for the purpose for which it was procured, manufactured or produced and conforms in all material respects with any applicable contractual commitments; and (ii) all such inventory has been accumulated for use or sale in the ordinary course of business, is not damaged or obsolete, is free of material defects, and is of quality adequate to satisfy existing contracts, purchase orders and bookings of the Business. The current levels of the Business’s inventory are consistent in all material respects with the levels of inventories that have been maintained with respect to the Business during the twelve (12) months prior to the date hereof in the ordinary course of business in light of seasonal adjustments, market fluctuations and the requirements of customers of the Business.
(b)The Tangible Assets, together with the other assets and properties owned, leased or licensed by the Company and its Subsidiaries, the services provided by the Company Service Providers, the services to be provided to the Purchaser under the Transition Services Agreement and the other rights of the Purchaser and the Company under this Agreement and the other Transaction Documents (including the Assignment Agreement and the License Agreement), are sufficient to permit the Purchaser, the Company and its Subsidiaries to continue to conduct the Business immediately following the Closing in substantially the same manner in all material respects (and without interruption in any material respect as a result of the occurrence of the Closing) as it is conducted by the Seller, the Company and its Subsidiaries as of the date hereof.
(c)To the Knowledge of the Company, all notes and accounts receivable payable to or for the benefit of the Company or any of its Subsidiaries are expected to be current and collectible in amounts not less than the aggregate amount thereof (subject to the reserves shown on the latest Company Balance Sheet or on the accounting records of the Company and its Subsidiaries provided to the Purchaser by the Seller prior to the date hereof) and to the Knowledge of the Company, none of such notes or accounts receivable is subject to valid defenses, counterclaims or rights of setoff. Except as set forth on Schedule 4.24(c)(i) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries advances premiums or other monies to customers nor do they have any Contracts with customers pursuant to the which the Company or any of its Subsidiaries is obligated to provide products or services to customers without charge or at a discount, whether as a result of time periods, volume of products or services or otherwise, except for any amounts reserved for on the Business Financial Statements. Except as set forth on Schedule 4.24(c)(ii) of the Seller Disclosure Letter, neither the Company nor any of its Subsidiaries has offered any material rebates to any of its customers which will apply at any time after the Closing, except for any such amounts reflected on the Business Financial Statements.
Article 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PURCHASER GUARANTOR
The Purchaser and the Purchaser Guarantor represent and warrant to the Seller as follows:

Section 1.01Organization. Each of the Purchaser and the Purchaser Guarantor is duly organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation.
Section 1.02Due Authorization; Enforceability. Each of the Purchaser and the Purchaser Guarantor has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations under and to comply with the terms, conditions and provisions of this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the Transactions. The execution and delivery by each of the Purchaser and the Purchaser Guarantor of this Agreement and the other Transaction Documents to which such Person is or will be a party, the performance by each of the Purchaser and the Purchaser Guarantor of its respective obligations hereunder and thereunder, and the consummation by each of the Purchaser and the Purchaser Guarantor of the Transactions have been duly and validly authorized by all requisite action on the part of the Purchaser and the Purchaser Guarantor, respectively. This Agreement has been, and the other Transaction Documents to which each of the Purchaser and the Purchaser Guarantor is or will be a party when executed and delivered will be, duly and validly executed and delivered by the Purchaser and the Purchaser Guarantor, respectively, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Documents to which the Purchaser or the Purchaser Guarantor is or will be a party when executed and delivered will constitute, legal, valid and binding obligations of the Purchaser and the Purchaser Guarantor, respectively, enforceable against the Purchaser and the Purchaser Guarantor, respectively, in accordance with its and their terms, subject to the Enforceability Exceptions.
Section 1.03Governmental Consents and Approvals. Except for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder, the execution, delivery and performance by each of the Purchaser and the Purchaser Guarantor of this Agreement and the other Transaction Documents to which such Person is or will be a party, and the consummation by each of the Purchaser and the Purchaser Guarantor of the Transactions, in each case, do not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority by the Purchaser, the Purchaser Guarantor or any of their respective Affiliates, except for those the failure of which to obtain or make would not reasonably be expected to materially impair or delay either the Purchaser’s or the Purchaser Guarantor’s ability to consummate the Transactions or to perform its respective obligations under this Agreement or any other Transaction Document to which such Person is or will be a party.
Section 1.04No Conflict. The execution, delivery and performance by each of the Purchaser and the Purchaser Guarantor of this Agreement and the other Transaction Documents to which such Person is or will be a party, and the consummation by each of the Purchaser and the Purchaser Guarantor of the Transactions, in each case, do not or will not, as applicable (a) violate, conflict with or result in a breach of any provision of the organizational documents governing the Purchaser or the Purchaser Guarantor, respectively, (b) violate or conflict with any Law or Governmental Order applicable to the Purchaser or the Purchaser Guarantor, respectively, or by which any of such Person’s assets, properties or businesses is bound or affected, or (c) conflict with, result in any breach of, constitute a violation of or default (or event which with the giving of notice or lapse of time, or both, would become a violation or default) under, require any consent or notice under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the assets of the Purchaser or the Purchaser Guarantor, respectively, under the terms of any Contract to which the Purchaser or the Purchaser Guarantor, respectively, is a party or by which any of such Person’s assets, properties or businesses is bound or affected, except, in each case, to the extent that any such violation, conflict, breach, default, right of termination, amendment, acceleration, suspension, revocation, cancellation or Encumbrance would not reasonably be expected to materially impair or delay either the Purchaser’s or the Purchaser Guarantor’s ability to consummate the Transactions or to perform its respective obligations under this Agreement or any other Transaction Document to which such Person is or will be a party.
Section 1.05Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Purchaser or the Purchaser Guarantor, threatened in any written notice addressed and delivered to any of the Purchaser, the Purchaser Guarantor or their respective Affiliates, before any Governmental Authority that, if adversely determined, would materially impair or delay either the Purchaser’s or the Purchaser Guarantor’s ability to consummate the Transactions or to perform its respective obligations hereunder.
Section 1.06Investment Intention. The Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution (as such term is used in Section 2(11) of the Securities Act) thereof in violation of the Securities Act, or any applicable foreign securities Laws. The Purchaser understands that the Shares have not been registered under the Securities Act, any state securities Law or any applicable state or foreign securities Law, and cannot be sold unless subsequently registered under the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.
Section 1.07Solvency. Immediately after giving effect to the Transactions, assuming that the representations and warranties set forth in Article 3 and Article 4 are true and correct, the Purchaser, the Company and the Subsidiaries of the Company, on a consolidated basis, will not (a) be insolvent (either because the fair value of their assets will be less than the sum of their debts or because the present fair saleable value of their assets will be less than the amount required to pay their probable Liability on their recourse debts as they mature or become due), (b) have incurred, or plan to incur, debts beyond their ability to pay as they mature or become due and (c) have unreasonably small capital with which to engage in their respective businesses. No transfer of property is being made by the Purchaser and no obligation is being incurred by the Purchaser in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Purchaser, the Company or the Subsidiaries of the Company.
Section 1.08Availability of Funds. The Purchaser and the Purchaser Guarantor collectively have, and will have at the time requiring payment to be made, unrestricted cash on hand or unrestricted cash available to them under credit facilities in place on the Closing Date, sufficient to pay the Closing Purchase Price, the Closing Net Intercompany Balance, the Company Transaction Expenses and all other amounts to be paid or repaid by the Purchaser hereunder at the Closing, and all of the Purchaser’s and the Purchaser Guarantor’s fees and expenses associated with the Transactions.
Section 1.09No Other Information.
(a)Except for the representations and warranties contained in Article 3 and Article 4 and in any other Transaction Document, none of the Seller, the Company or any other Person on behalf of the Seller or the Company makes any express or implied representation or warranty with respect to the Seller or the Company or with respect to any other material, documents or information provided to the Purchaser, the Purchaser Guarantor or their respective Representatives (whether in the VDR or otherwise) in connection with the Transactions, and neither the Purchaser nor the Purchaser Guarantor has relied on, or is relying on, any other materials, documents or information, including projections, estimates and budgets. None of the Seller, the Company or any other Person will have or be subject to any Liability or indemnification obligation to the Purchaser, the Purchaser Guarantor or any other Person resulting from the distribution to the Purchaser, the Purchaser Guarantor or their respective Representatives, or the Purchaser’s or the Purchaser Guarantor’s respective use of, or reliance on, any such information, including any information, documents, projections, forecasts or other material made available to the Purchaser, the Purchaser Guarantor or their respective Representatives in an electronic data room, management presentations, or offering memoranda in expectation of the Transactions, except in the case of Fraud.
(b)Each of the Purchaser and the Purchaser Guarantor acknowledges and agrees that it (i) has had an opportunity to discuss the business and affairs of the Company and its Subsidiaries with the management of the Company, (ii) has had reasonable access to (A) the books and records of the Company and its Subsidiaries and (B) the VDR, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, (iv) is a sophisticated purchaser or guarantor, respectively, and (v) has conducted to its satisfaction an independent investigation, review and analysis of the Company and its Subsidiaries, the Business and the Transactions with the assistance of its expert advisors, including legal counsel, and has relied solely on the results of its own independent investigation and has not relied on any representation, warranty or other statement by any Person on behalf of the Seller or the Company or any of their Affiliates, other than the representations and warranties of the Seller or the Company expressly contained in Article 3 and Article 4 and in any other Transaction Document and that all other representations and warranties are expressly and specifically disclaimed.
Section 1.010No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser, the Purchaser Guarantor or any of their respective Affiliates.
Article 6

COVENANTS AND ADDITIONAL AGREEMENTS
Section 1.01Conduct of Business Prior to the Closing.
(a)The Seller covenants and agrees that, except as otherwise contemplated by this Agreement, as set forth in Schedule 6.01(a) of the Seller Disclosure Letter, as required by applicable Law, for reasonable actions taken or not taken in response to the COVID-19 pandemic or endemic or to comply with COVID-19 Measures or as consented to by the Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed), at all times from and after the date hereof until the Closing or such earlier date as this Agreement may be terminated in accordance with its terms (such period, the “Pre-Closing Period”), the Seller shall cause the Company and each of its Subsidiaries to (i) operate its business in the ordinary course and (ii) use commercially reasonable efforts to preserve in all material respects (A) its present business operations, organization and goodwill and (B) its present relationships with key distributors, suppliers, employees (as a whole) and other Persons having business relationships with it, taken as a whole.
(b)The Company covenants and agrees that, except as otherwise contemplated by this Agreement, as set forth in Schedule 6.01(b) of the Seller Disclosure Letter, as required by applicable Law, to comply with COVID-19 Measures or as consented to by the Purchaser in writing (which consent, other than with respect to clauses (i), (ii), (iv), (xiii) or (xiv) (or clause (xvii) in respect of such clauses) of this Section 6.01(b), shall not be unreasonably conditioned, withheld or delayed), during the Pre-Closing Period, each of the Seller (solely with respect to the Business), the Seller Guarantor (solely with respect to clause (vii)) and the Company shall not, and the Company shall cause its Subsidiaries not to:

(i)declare, set aside, make or pay any dividend or other distribution payable in stock or property (other than Cash and Cash Equivalents or Excluded Assets) in respect of its Equity Interests or repurchase, redeem or otherwise acquire any outstanding shares of its Equity Interests;
(ii)transfer, issue, sell or dispose of any of its Equity Interests, or grant options, warrants, calls or other rights to purchase or otherwise acquire Equity Interests;
(iii)except as otherwise provided in (A) the 2023 annual capital expenditures budget of the Company and its Subsidiaries, a copy of which has been provided to the Purchaser prior to the date hereof, with respect to capital expenditures during the 2023 calendar year or (B) the 2024 annual capital expenditures budget of the Company and its Subsidiaries (which shall be substantially consistent in the aggregate with the 2023 annual budget of the Company and its Subsidiaries) with respect to capital expenditures in the 2024 calendar year, acquire any property, plant, facility, furniture, equipment or other assets in excess of $1,000,000 in the aggregate during any calendar year;
(iv)sell, transfer, assign, convey, lease, license, pledge, grant any option or other right in or encumber (other than Permitted Encumbrances), or otherwise abandon or dispose of any of its assets or properties (including any Real Property) with a value in excess of $100,000 individually or $1,000,000 in the aggregate, other than (A) in respect of Excluded Assets, (B) pursuant to any Material Contract or (C) sales or other dispositions of finished goods inventory and obsolete assets in the ordinary course of business;
(v)sell, assign, transfer, license, abandon, cancel, permit to lapse, pledge or encumber (other than Permitted Encumbrances), fail to renew, maintain or pursue filed applications for or otherwise dispose of any material Owned Intellectual Property, other than the grant of licenses (other than material exclusive licenses) in the ordinary course of business consistent with past practice, or disclose to any Person any trade secrets or other material non-public Owned Intellectual Property, except pursuant to a valid and enforceable written agreement restricting the disclosure and use thereof entered in the ordinary course of business consistent with past practice or where such Person is subject to similar (in all material respects) confidentiality obligations by operation of Law;
(vi)make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or its Subsidiaries), other than intercompany loans made between or among the Company and its Subsidiaries in a manner consistent with past practice or advances or deposits pursuant to Contracts with third-party growers entered into in the ordinary course of business;
(vii)other than as permitted by another subsection of this Section 6.1(b), (A) terminate or amend in any material respect any Material Contract, other than a termination or expiration of a stated term, (B) exercise, waive, release or assign any material rights, claims or benefits under any Material Contract or (C) enter into any Contract that would constitute a Material Contract if entered into prior to the date hereof;
(viii)(A) terminate any Lease, other than (I) a termination, renewal or expiration of a stated term or (II) in the ordinary course of business consistent with past practice, (B) amend any Lease in any material respect, (C) exercise, waive, release, sublease or assign any material rights, claims or benefits under any Lease (other than in the ordinary course of business consistent with past practice) or (D) enter into any Contract that would constitute a Lease if entered into prior to the date hereof (other than in the ordinary course of business consistent with past practice);
(ix)incur any Indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse the obligations of any other Person, other than intercompany loans made between or among the Company and its Subsidiaries in the ordinary course of business;
(x)except as required under any Employee Plan as in effect as of the date of this Agreement, (A) adopt, enter into, materially amend or terminate any Company Employee Plan (or any plan, program, policy, agreement or arrangement that would be a Company Employee Plan if in effect on the date hereof) (other than to replace or amend any Company Employee Plan if the cost of providing benefits thereunder is not materially increased), (B) accelerate the vesting or payment of or materially increase the compensation or benefits of any Company Service Provider (except for merit-based compensation increases for employees other than officers or executives to the extent that such increases are in the ordinary course of business), (C) grant any additional rights to severance, retention, change in control or termination pay to any Company Service Provider, (D) pre-fund any payments or benefits that may become payable or provided under any Company Employee Plan, (E) terminate without “cause” (as determined consistent with past practice) any Company Service Provider (x) with annual compensation in excess of $250,000, (y) who is set forth on Schedule 1.01(a) of the Seller Disclosure Letter or (z) who receives a Retention Award on or after the date hereof as contemplated by Section 6.06(g), (F) hire or engage any new Company Service Provider with annual compensation in excess of $250,000, (G) make or forgive any loan to any Company Service Provider (other than advancement of expenses in the ordinary course of business consistent with past practices), (H) enter into, materially amend or terminate any collective bargaining agreement or written agreement with a labor union, works council or similar employee or labor organization (or enter into negotiations to do any of the foregoing), other than with respect to ongoing collective bargaining negotiations that have commenced prior to or as of the date of the Agreement or as required by the National Labor Relations Act, (I) recognize or certify any labor union, works council, bargaining representative, or any other similar organization as the bargaining representative for any Company Service Provider, (J) implement or announce any employee layoffs, furloughs, reductions in force, reductions in compensation, hour or benefits, work schedule changes or similar actions that could, in each case, implicate the WARN Act or any similar state Law, (K)  waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, confidentiality, invention assignment or nondisparagement obligation of any Company Service Provider, or (L) transfer the employment or services of any Company Service Provider from the Company or any of its Subsidiaries to the Seller or any of its Affiliates (other than the Company and its Subsidiaries) or transfer the employment or services of any employee or other service provider of the Seller or any of its Affiliates who is not a Company Service Provider to the Company or any of its Subsidiaries;
(xi)make any material change in any of its present accounting methods and practices, except as required by GAAP;
(xii)except in the ordinary course of business, (A) make, change or revoke any material Tax election, (B) change any method of Tax accounting, (C) adopt or change any taxable year or period, (D) enter into any closing, Tax sharing, or similar agreement with respect to Taxes (other than any customary commercial contract entered into in the ordinary course of business the principal subject of which is not Taxes), (E)

file any amended income or other material Tax Return, (F) settle or compromise any income or other material Tax claim or assessment, (G) surrender any claim for a refund of a material amount of Taxes, or (H) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case to the extent such action would reasonably be expected to increase Taxes payable by the Company, any of its Subsidiaries or the Purchaser following the Closing;
(xiii)amend or authorize the amendment of its organizational documents;
(xiv)effect or agree to effect any merger, acquisition, recapitalization, reclassification, consolidation, bankruptcy or other reorganization;
(xv)release, assign, compromise or settle any Action that (A) results in the imposition of any material restriction upon the operations of the Company and its Subsidiaries taken as a whole, or (B) would reasonably be expected to involve an amount of Losses in excess of $100,000 individually or $1,000,000 in the aggregate;
(xvi)enter into any Contract with the Seller, any Affiliate of the Seller (other than the Company or its Subsidiaries) or any officer or director thereof, other than in the ordinary course of business; or
(xvii)agree or commit to any of the foregoing, whether in writing or otherwise.
(c)The Seller covenants and agrees that, during the Pre-Closing Period, it shall not, and it shall cause its Affiliates not to: (i) terminate any employee pension benefit plan (as defined in Section 3(2) of ERISA) or incur any withdrawal liability in respect of any multiemployer pension plan (as defined in Section 3(37) of ERISA), unless all Liabilities in respect thereof are fully satisfied prior to the Closing or (ii) except as provided on Schedule 6.01(c) of the Seller Disclosure Letter, enter into any Contract in the name of the Seller or any of its Affiliates (other than the Company or any of its Subsidiaries) which is primarily related to the Business (other than, for the avoidance of doubt, in respect of any Excluded Assets).
(d)Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, any rights to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Closing. Prior to the Closing, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.
Section 1.02Access to Information; Preservation of Records.
(a)Subject to Section 6.03, during the Pre-Closing Period, the Purchaser shall be entitled, through its Representatives, to reasonable access during normal business hours to the officers, key employees, agents and offices of the Seller and the Seller Guarantor (in each case, with respect to the Business), the Company and its Subsidiaries and their respective books and records (including, for the avoidance of doubt, access to the Business properties and such other information as may be reasonably required in connection with the performance of any environmental assessments, compliance review, audits, sampling or other investigations, including any Phase I environmental site assessments); provided, however, that such access shall be subject to any applicable Laws relating to privacy or data protection and shall only be upon reasonable notice, shall not unreasonably disrupt personnel, operations and properties of the Business, and shall be at the Purchaser’s sole risk and expense. In exercising its rights hereunder, the Purchaser shall conduct itself so as not to unreasonably interfere in the conduct of the Business during the Pre-Closing Period. The Purchaser acknowledges and agrees that the Purchaser and its Representatives shall not conduct any interviews of Company Service Providers or any other employees (other than the Key Employees) of the Seller or any of its Affiliates during the Pre-Closing Period and any contact or communication by the Purchaser and its Representatives with Key Employees shall be arranged and supervised by Representatives (including, for purposes of this Section 6.02(a), Ronald Midyett) of the Seller, unless the Seller otherwise expressly consents in writing with respect to any specific contact. Notwithstanding anything to the contrary in this Agreement, none of the Seller, the Company or any of their respective Affiliates shall be required to disclose to the Purchaser or any Representative thereof any information (i) relating to any sale process conducted by the Seller, the Company or any of their Affiliates for the Business or the Seller or the Company’s or any of their Affiliates’ (or their Representatives’) evaluation of the Company in connection therewith, including projections, financial or other information relating thereto, (ii) if doing so would reasonably be expected to violate any Law to which the Seller, the Company or any of their Affiliates is subject or (iii) that such Person believes in good faith would reasonably be expected to result in (A) the disclosure of competitively sensitive information or (B) a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided, that (x) the determination to withhold information pursuant to clause (ii) or (iii) shall be made by the Company’s outside counsel, (y) the Company shall give notice to the Purchaser that such information is being withheld pursuant to such determination and (z) the Company shall provide any related information (including by redacting or otherwise not disclosing any portion thereof, the disclosure of which would jeopardize such privilege or constitute such a contravention of Law or, in the case of any competitively sensitive information, making such information available pursuant to mutually agreed “clean team” procedures to the extent permissible under applicable Law) and discuss such matter to the extent permissible without waiving attorney-client privilege or violating applicable Law. During the Pre-Closing Period, the Purchaser shall not (and shall cause its Representatives not to) use any information obtained pursuant to this Section 6.02(a) for any purpose unrelated to the Transactions.
(b)Subject to Section 6.03, after the Closing, upon reasonable prior written notice, the Purchaser shall furnish or cause to be furnished to the Seller and its Representatives access, during normal business hours, to the Books and Records solely for the preparation and filing of any Tax Return and the conduct of any Action (including Third Party Claims, Tax claims or assessments, insurance claims, legal proceedings or governmental investigations) against the Seller, the Company or any of their Affiliates concerning periods prior to the Closing and in which the Purchaser and its Affiliates (including the Company and its Subsidiaries) are not adversaries (other than in respect of claims for indemnification in respect of Third Party Claims under Section 8.02 or Section 8.03). Notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to disclose to the Purchaser or any Representative thereof any information (i) if doing so would reasonably be expected to violate any Law to which the Purchaser, the Company or any of their Affiliates is subject or (ii) that the Purchaser believes in good faith would reasonably be expected to result in a loss of the ability to successfully assert a claim of privilege (including the attorney-client and work product privileges); provided, that (x) such determination shall be made by the Purchaser’s outside counsel, (y) the Purchaser shall give notice to the Seller requesting such access and each of its Representatives requesting such access that such information is being withheld pursuant to such determination and (z) the Purchaser shall provide any related information (including by redacting or otherwise not disclosing any portion thereof, the disclosure of which would jeopardize such privilege or constitute such a contravention of Law) and discuss such matter to the extent permissible without waiving attorney-client privilege or violating applicable Law.
(c)Subject to Section 6.02(b) and Section 10.03(a), the Purchaser shall preserve and keep the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the Business or the

Company and its Subsidiaries in its possession or the possession of the Company as of the Closing (the “Books and Records”) for at least six (6) years following the Closing Date or for such longer period as may be required by Law or any applicable court order.
Section 1.03Confidentiality.
(a)Except as permitted by Section 11.12, the Purchaser and its Representatives (as such term is defined in the Confidentiality Agreement) shall treat all nonpublic information obtained in connection with this Agreement and the Transactions (including the entering into of this Agreement and the Transactions) as confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding Section 16 of the Confidentiality Agreement, the terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate; provided, that the terms of the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months after the Closing Date with respect to any confidential information relating to the Seller and its Subsidiaries (other than the Company and its Subsidiaries) and the Business. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
(b)Except as permitted by Section 11.12, from and after the Closing, the Seller will hold, and will cause its Affiliates and its and its Affiliates’ Representatives to hold, in confidence, all confidential documents and information concerning the Business, the Company and its Subsidiaries, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party (other than as a result of the Seller or any of its Affiliates’ prior ownership of the Company and its Subsidiaries), (ii) in the public domain through no fault of such Person or (iii) later lawfully acquired by such Person from sources other than Purchaser or its Affiliates (including the Company and its Subsidiaries) and such sources are not, to such Person’s knowledge at the time of disclosure following inquiry of such source, under any obligation to the Purchaser or its Affiliates (including the Company and its Subsidiaries) to keep such information confidential. The Parties acknowledge and agree that nothing in this Section 6.03(b) will be construed to prohibit disclosures (i) required by applicable Law or stock exchange rule, (ii) in connection with any subpoena or Governmental Order, (iii) in connection with any Action between the Parties, including to the extent reasonably necessary to enforce the Seller’s rights hereunder, or (iv) in connection with Tax Returns; provided, however, that in the event the Seller or any of its Affiliates is required by applicable Law, subpoena or Governmental Order to make any such disclosure, the Seller shall promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and the Seller and its Affiliates shall cooperate with the Purchaser to preserve the confidentiality of such information consistent with such applicable Law, subpoena or Governmental Order.
Section 1.04Reasonable Best Efforts; Regulatory and Other Authorizations; Consents.
(a)Upon the terms and subject to the conditions set forth in this Agreement, between the date of this Agreement and the Closing, the Seller and the Purchaser shall each use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties and the other Parties’ Affiliates in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions as promptly as practicable, including (i) causing the waiting period under the HSR Act to terminate or expire at the earliest possible date and obtaining all necessary actions or inactions, waivers, consents and approvals from Governmental Authorities and (ii) the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority.

(b)The Seller and the Purchaser shall, unless otherwise agreed to in writing by the Seller and the Purchaser, promptly, but in no event later than forty-five (45) days after the date hereof, make, or cause to be made, all required filings under the HSR Act. The Seller and the Purchaser shall thereafter promptly make, or cause to be made, any other required submissions or supply, or cause to be supplied, any additional information and documentary material that may be requested under the HSR Act and other such Laws as promptly as reasonably practicable and use reasonable best efforts and diligence to satisfy any other conditions necessary to comply with the HSR Act and any other applicable Laws and to obtain early termination of any waiting period or obtain any actions or inactions, waivers, consents and approvals pursuant thereto.
(c)The Seller and the Purchaser shall keep each other apprised of the status of matters relating to the completion of the Transactions and promptly furnish the other with copies of notices or other communications between the Seller, the Purchaser or any of their respective Affiliates or Representatives, as the case may be, and any third party or any Governmental Authority with respect to the Transactions; provided, that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to protect commercially sensitive information or otherwise address reasonable privilege or confidentiality concerns. Each of the Seller and the Purchaser shall use its reasonable best efforts to take such action as may be required to cause the expiration of the waiting periods or the obtaining of any actions or inactions, waivers, consents and approvals under applicable Law with respect to the Transactions as promptly as possible after the execution of this Agreement. The Seller and the Purchaser shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any applicable Law and shall comply promptly with any such reasonable inquiry or request. The Seller and the Purchaser shall permit counsel for the other Party reasonable opportunity to review and comment on in advance, and shall consider in good faith the views of the other Party in connection with, any proposed written communications, filings, presentations or other submissions to any Governmental Authority in connection with the Transactions; provided, that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to protect commercially sensitive information or otherwise address reasonable privilege or confidentiality concerns; provided, further, the Parties will use reasonable best efforts to make appropriate substitute arrangements to communicate the applicable information in a manner that does not jeopardize such commercial sensitivities, privilege or confidentiality concerns. Each of the Seller and the Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, videoconference or other electronic communications, with any Governmental Authority in connection with the Transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate. The Seller and the Purchaser shall jointly develop, consult and cooperate with one another with respect to the strategy for obtaining any necessary approvals under the HSR Act or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses) any Governmental Authority in connection with this Agreement and the Transactions, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 6.04. Notwithstanding the foregoing, in the event of any disagreement between the Parties relating to the strategy or appropriate course of action or content of any submission made in connection with obtaining any clearances under the HSR Act with respect to the Transactions, the Parties shall escalate such dispute to the general counsel of the Seller Guarantor and the chief executive officer of the Purchaser for resolution. If such dispute is not resolved pursuant to the preceding sentence, the Purchaser shall have the right to make the final determination with respect to such matter. Notwithstanding anything to the contrary in this Section 6.04(c) or in any other provision of this Agreement, the Purchaser shall, on behalf of the Parties and in reasonable consultation with the Seller, have the right, in its sole discretion, to determine the nature and timing of any divestitures or other remedial undertakings made for the purpose of securing any required approvals under the HSR Act to the extent such divestitures or other remedial undertakings would be conditioned upon and only be effective after the Closing. The Seller and the Purchaser may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.04(c) as “Outside Counsel Only.”
(d)In furtherance and not in limitation of the covenants of the Parties contained in this Article 6, the Seller and the Purchaser shall take all steps necessary to resolve as promptly as possible such objections, if any, as may be asserted by a Governmental Authority with respect to the application of the HSR Act to the Transactions. Without limiting any other provision hereof, in furtherance of the foregoing, the Purchaser agrees (on behalf of itself and each of its Affiliates and Subsidiaries) to take or cause to be taken any and all actions necessary, proper or advisable to avoid, eliminate and resolve any and all impediments under the HSR Act, trade regulation law that may be asserted by any Governmental Authority (including the FTC or the Antitrust Division of the U.S. Department of Justice) or any other Person with respect to the Transactions contemplated by this Agreement so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the End Date) and to obtain all consents, approvals and waivers under the HSR Act that may be required by any Governmental Authority, including to propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the End Date), to (i) sell or otherwise dispose of, divest, transfer, license, or hold separate and agree to sell or otherwise dispose of, specific assets or categories of assets or properties or businesses of the Company or its Subsidiaries or the Business, or any of the Purchaser’s assets or businesses (or the assets or business of any Affiliate of the Purchaser), (ii) terminate, modify or assign any existing agreements, relationships and contractual rights and obligations, (iii) amend or terminate such existing licenses or other intellectual property agreements and to enter into such new licenses or other intellectual property agreements (and, in each case, to enter into agreements with the relevant Governmental Authority giving effect thereto), (iv) change or modify any course of conduct regarding future operations of the Purchaser (or any of its Affiliates), the Business or the Company or any of its Subsidiaries or (v) otherwise take or commit to take any other action that would limit the freedom of action of the Purchaser (or any of its Affiliates) with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties or businesses to be acquired pursuant to this Agreement. Notwithstanding anything to the contrary in this Section 6.04(d) or elsewhere in this Agreement, the Purchaser’s obligations pursuant to this Section 6.04 shall be subject to the limitation set forth on Schedule 6.04(d) of the Seller Disclosure Letter.
(e)Under no circumstances shall the Purchaser (or any of its Affiliates) be required to, in order to avoid the entry of any order or judgment that would restrain or prevent the Transactions from being consummated on or before the End Date, contest or defend any Action challenging this Agreement or the consummation of the Transactions, including by (i) seeking to have any stay or temporary restraining order (or other order) entered by any court or Governmental Authority vacated, reversed or terminated or (ii) defending through litigation on the merits any claim asserted in court by any Governmental Authority that would have the effect of restraining or preventing the Closing from occurring prior to the End Date. In addition, in the event the Purchaser determines (in its sole discretion) to contest or defend any Action asserted by any Governmental Authority or other Person under applicable Laws to avoid entry of, or to have vacated or terminated, any Governmental Order (whether temporary, preliminary or permanent) or other applicable Law that would prevent or materially delay the Closing from occurring as promptly as reasonably practicable, then the Seller and the Company shall, and will cause each of their Affiliates to, as directed by the Purchaser, participate in such Action to defend through litigation on the merits so as to enable the Parties to consummate the Transactions as promptly as reasonably practicable (and in any event prior to the End Date).
(f)From and after the date hereof and prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, none of the Purchaser or the Purchaser Guarantor shall, or shall cause any Subsidiary to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, equity in any other third-party Person or any material line of business or material division thereof, unless, after consulting with its outside counsel, the Purchaser determines that such acquisition or agreement would not reasonably be expected to (i) increase the risk of not obtaining any consents, approvals or waivers from any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any waiting period under any applicable Law or (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or the risk of not being able to remove any such order on appeal or otherwise, in each case in any material respect.
Section 1.05Legal Privileges. Prior to the Closing Date, all attorney-client, work product and other legal privileges that may exist with respect to the Company and its Subsidiaries shall be deemed privileges exclusive to the Seller. Except as provided in Section 11.15(b), the Seller and the Purchaser acknowledge and agree that all attorney-client, work product and other legal privileges that may exist with respect to the Company and its Subsidiaries as of the Closing shall, from and after the Closing Date, be deemed joint privileges of the Seller and the Purchaser. Each of the Seller and the Purchaser shall use all commercially reasonable efforts after the Closing Date to preserve all such privileges and neither the Seller nor the Purchaser shall knowingly waive any such privilege without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 1.06Employee Matters.
(a)During the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or earlier upon a Continuing Employee’s termination of employment for any reason) and provided that, no less than thirty (30) days prior to the Closing, Seller provides Purchaser with such information as is reasonably necessary for Purchaser to satisfy its obligations pursuant to this clause (a) (and updated as of the Closing Date), the Purchaser shall, or shall cause its Affiliates to, provide to the Business Employees who remain employed by the Company or its Subsidiaries as of the Closing, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence (but excluding any Business Employee covered by a Collective Bargaining Agreement) (“Continuing Employees”), with, as to each Continuing Employee, (i) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Closing, (ii) target annual cash performance bonus opportunities that are no less favorable than the target annual cash performance bonus opportunities (but not equity-based or long-term incentive opportunities) in effect with respect to such Continuing Employee immediately prior to the Closing, (iii) eligibility for severance pay and benefits on a termination of employment by the Purchaser and its Affiliates without “cause” pursuant to (and subject to the terms and conditions of) the plan or policy of Purchaser and its Affiliates in effect as of the date of such termination that is generally applicable to similarly-situated employees of Purchaser and its Affiliates, and (iv) other retirement and welfare benefits (excluding defined benefit pension benefits and retiree health and welfare) that are substantially comparable in the aggregate to those provided to Continuing Employees immediately prior to the Closing (excluding defined benefit pension benefits and retiree health and welfare).

(b)From and after the Closing Date and provided that, no less than thirty (30) days prior to the Closing (and updated as of the Closing Date), Seller provides Purchaser with such information as is reasonably necessary for Purchaser to satisfy its obligations pursuant to this clause (b), the Purchaser shall, or shall cause its Affiliates to, honor all vacation, sick pay and other paid time off for Continuing Employees accrued but unused as of the Closing Date, to the extent included as a current liability in the calculation of Working Capital, under the vacation, sick pay or other paid time off program or policy applicable to similarly-situated employees of the Purchaser and its Affiliates.
(c)From and after the Closing and provided that, no less than thirty (30) days prior to the Closing, Seller provides Purchaser with such information as is reasonably necessary for Purchaser to satisfy its obligations pursuant to this clause (c) (and updated as of the Closing Date), the Purchaser shall, or shall cause its Affiliates to credit each Continuing Employee for any periods of employment with the Seller, the Company and any of their respective Subsidiaries or predecessors (including for periods of employment recognized in prior acquisitions) for purposes of determining, as applicable, eligibility, vesting, and level of benefits for each Continuing Employee under all employee benefit plans, programs, policies or arrangements (including severance and vacation/paid time off policies (and any accruals thereunder), but excluding any defined benefit, retiree medical or equity-based compensation plan, program, or arrangement) of the Purchaser or its Affiliates in which such Continuing Employee is eligible to participate on or following the Closing Date (each, a “Purchaser Benefit Plan”), in each case, to the same extent such service was recognized under a comparable Employee Plan or other employee plan or arrangement of the Seller or its Affiliates immediately prior to the Closing; provided, however, that no such crediting of service shall result in duplication of benefits for the same period of service or such service is not recognized under the applicable Purchaser Benefit Plan for other employees of the Purchaser and its Affiliates.
(d)Subject to applicable Law, the Purchaser may, in its sole discretion, make an offer, or cause any of its Affiliates to make an offer, of employment to any or all of the Delayed Transfer Employees at any time following the date hereof and on or prior to the date on which the services period in the Transition Services Agreement ends (the “TSA End Date”), with any such offer containing such terms and conditions as the Purchaser shall determine in its sole discretion and to be effective no later than the first business day following the TSA End Date. The Seller shall, and shall cause its Affiliates to, (i) cooperate in good faith with the Purchaser to facilitate the extension of any offer of employment that the Purchaser or any of its Affiliates determines to extend pursuant to this Section 6.06 and (ii) not take any actions that could reasonably be interpreted as encouraging the recipient to reject such offer.
(e)With respect to each Purchaser Benefit Plan that is a group health plan that replaces coverage under a comparable employee benefit plan in which any Continuing Employee participated immediately prior to the Closing Date, the Purchaser shall, or shall cause its Affiliates to, use commercially reasonable efforts to (i) waive all preexisting condition exclusions, evidence of insurability or good health, waiting periods, actively-at-work exclusions or other limitations with respect to participation and coverage requirements applicable to each Continuing Employee to the extent waived or satisfied under the comparable Employee Plan or other employee plan of the Seller or its Affiliates in which such Continuing Employee participated immediately prior to the Closing Date, and (ii) credit each Continuing Employee for any applicable amounts paid or eligible expenses incurred (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) by such Continuing Employee (and his or her covered spouses, dependents or beneficiaries) under the terms of the Employee Plan or other employee plan of the Seller or its Affiliates toward satisfying any applicable deductible, co-payment, coinsurance, maximum out-of-pocket requirements and like adjustments or limitations under the applicable Purchaser Benefit Plan that replaces such Continuing Employee for the plan year in which the Closing Date occurs;

provided, that the obligation set forth in the foregoing clause (ii) is conditioned upon the Seller (or the applicable insurance carrier) providing to the Purchaser (or the applicable insurance carrier) with all information as is reasonably necessary to fulfill the obligations set forth in the foregoing clause (ii) in a format reasonably acceptable to the Purchaser (or the applicable insurance carrier) promptly (and in all events within five (5) Business Days) following receipt of a request for such information by the Purchaser.
(f)Nothing contained in this Section 6.06 or any other provision of this Agreement, expressed or implied, shall give any third person, other than the Parties, any rights or remedies of any nature whatsoever, including but not limited to any right to continued employment or service with the Company or any of its Subsidiaries or the Purchaser or any of its Affiliates, under or by reason of this Section 6.06 and no provision of this Section 6.06 shall create any third party beneficiary rights in any other Person, including any Company Service Provider, to enforce the provisions of this Section 6.06 or any other matter related thereto or shall be construed to amend or modify any Employee Plan or any employee benefit plan, program, policy or arrangement sponsored by the Seller, the Purchaser or their respective Affiliates. Nothing in this Section 6.06 applies to any Company Service Providers covered by a Collective Bargaining Agreement, whose terms and conditions of continued employment shall be governed by such Collective Bargaining Agreement.
(g)Prior to the Closing, the Purchaser shall, or shall cause an Affiliate to, grant retention awards (each, a “Retention Award”) in the amounts and to employees of the Company and its Subsidiaries as will be mutually agreed between the Purchaser, the Company and the Seller.  Each Retention Award shall be granted pursuant to a retention award agreement in substantially the form attached hereto as Exhibit E. For the avoidance of doubt, each Retention Award shall constitute a Company Employee Plan and shall at all times, whether prior to, on or after the Closing, be and remain a liability of the Company.
(h)On or immediately prior to the Closing Date, the Company shall pay to each employee of the Company who will become a Continuing Employee on the Closing Date an amount reflecting a pro rated bonus amount based on the Company’s accrued bonus amount through the Closing Date.
Section 1.07Further Action. Each of the Parties shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, each as may be required to carry out the provisions of this Agreement and to consummate and make effective the Transactions.
Section 1.08Insurance.
(a)The Purchaser acknowledges and agrees that (i) all policies and insurance coverage maintained as of the date hereof on behalf of the Company and its Subsidiaries are part of the corporate insurance program maintained by the Seller or one of its Affiliates, and such coverage will not be available or transferred to the Purchaser, (ii) the Company and its Subsidiaries, from and after the Closing, will cease to be insured by the Seller’s or its Affiliates’ insurance policies or by the Seller’s or its Affiliates’ self-insured programs and (iii) from and after the Closing, the Purchaser will be responsible for securing all insurance it deems appropriate for its operation of the Company and its Subsidiaries. From and after the Closing, neither the Seller nor any of its Affiliates will have any obligation to the Purchaser or any of its Affiliates with respect to or under, and no claims may be brought by the Purchaser or any of its Affiliates against or under, any policies and insurance coverage maintained by the Seller or any of its Affiliates.

(b)Notwithstanding anything to the contrary in this Agreement (including Section 6.08(a)), during the Pre-Closing Period, the Company shall obtain and bind, or the Seller shall transfer or cause to be transferred to the Company, in each case, effective as of the Closing, policies of insurance with terms, limits, coverages and self-insured retentions and deductibles substantially similar to, and in no event any less favorable to the Company and its Subsidiaries than, set forth in Schedule 6.08(b) of the Seller Disclosure Letter, issued by insurers with an AM Best rating of no worse than “A-” (collectively, the “Year One Insurance Policies”). The Seller and the Company shall consult in good faith with the Purchaser in connection with obtaining and binding the Year One Insurance Policies and use reasonable best efforts to ensure that the Year One Insurance Policies are not subject to commissions based on the annual premiums therefor. Prior to entering into any Contract with respect to any Year One Insurance Policy, the Seller shall provide the Purchaser with a copy of such policy and a reasonable opportunity to review and comment on such policy. The Seller shall consider in good faith any comments of the Purchaser prior to binding any Year One Insurance Policy.
(c)On or before the first (1st) anniversary of the Closing Date, the Purchaser shall renew the Year One Insurance Policies from the same carrier(s) as the Year One Insurance Policies with substantially similar premiums, coverages and self-insured retentions or deductibles (collectively, the “Renewal Insurance Policies”) (unless the Seller otherwise agrees in writing or in the event of a Coverage Termination with respect to the carrier under the Year One Insurance Policies) for a period that ends on the day immediately prior to the second (2nd) anniversary of the Closing Date. If the carrier for the Year One Insurance Policies declines to offer the Renewal Insurance Policies and the Purchaser seeks coverage therefor from an alternative carrier, the Purchaser shall keep the Seller reasonably informed as to the Purchaser’s efforts to obtain alternative coverage, including copies of quotes, policies and other material information and communications with the broker; provided, that materials may be redacted as necessary to comply with contractual arrangements in effect as of the date of this Agreement or as necessary to protect commercially sensitive information or otherwise address reasonable privilege or confidentiality concerns; provided, further, the Parties will use reasonable best efforts to make appropriate substitute arrangements to communicate the applicable information in a manner that does not jeopardize such commercial sensitivities, privilege or confidentiality concerns). The Purchaser shall use reasonable best efforts to cause the Renewal Insurance Policies not to be subject to commissions based on the annual premiums therefor. Prior to entering into any Contract with respect to any Renewal Insurance Policy, the Purchaser shall provide the Seller with a reasonable opportunity to review and comment on the identity of the proposed insurer (which must have an AM Best rating of no worse than “A-” unless the Seller otherwise agrees in writing) and on such policy. The Purchaser shall consider in good faith any comments of the Seller prior to binding any Renewal Insurance Policy.
(d)
(i)From and after the Closing Date through the second (2nd) anniversary of the Closing Date, if an insured under a Post-Closing Insurance Policy incurs any Loss (calculated net of recovered amounts) that the Purchaser reasonably believes would be covered (in whole or in part) by such Post-Closing Insurance Policy but for the self-insured retention or deductible applicable to such Post-Closing Insurance Policy, then the Purchaser shall notify the Seller in writing of such claim within the time, and in substantially the same manner, that the Purchaser is required to notify the insurer under such Post-Closing Insurance Policy; provided, that if the Purchaser fails to notify the insurer under such Post-Closing Insurance Policy, then the Purchaser shall notify the Seller of such claim promptly (but in no event more than thirty (30) days following discovery of such claim) and in substantially the same manner (and with substantially the same supporting documentation) that the Purchaser would have been required to notify the insurer under such Post-Closing Insurance Policy if the Purchaser had made a claim under such Post-Closing Insurance Policy.
(ii)In the event of a Coverage Termination, from and after the first (1st) anniversary of the Closing Date through the second (2nd) anniversary of the Closing Date, if a Person that was an insured under a Year One Insurance Policy incurs any Loss (calculated net of recovered amounts) that the Purchaser reasonably believes would have been covered (in whole or in part) by such Year One Insurance Policy but for the self-insured retention or deductible applicable to such Year One Insurance Policy had the Loss been incurred during the policy period for such Year One Insurance Policy, then the Purchaser shall notify the Seller in writing of such claim within the time (but in no event more than thirty (30) days following discovery of such claim), and in substantially the same manner (and with substantially the same supporting documentation), that the Purchaser would have been required to notify the insurer under such Year One Insurance Policy.
(iii)In the event the Seller exercises its option to obtain the lower policy limit set forth in Schedule 6.08(b) of the Seller Disclosure Letter for the applicable Year One Insurance Policy and an insured under such Post-Closing Insurance Policy incurs any Loss (calculated net of recovered amounts) that the Purchaser reasonably believes would have been covered (in whole or in part) by such Post-Closing Insurance Policy but for the lower policy limit elected by the Seller (an “Excess Claim”), then the Purchaser shall notify the Seller in writing of such claim within the time (but in no event more than thirty (30) days following discovery of such claim), and in substantially the same manner (and with substantially the same supporting documentation), that the Purchaser would have been required to notify the insurer under such Post-Closing Insurance Policy.
(iv)Each of the claims described in this Section 6.08(d) shall be referred to herein as an “Insurance Claim” and each of the notices described in this Section 6.08(d) shall be referred to herein as an “Insurance Claim Notice.” Any failure to notify or delay in notifying the Seller in connection with an Insurance Claim will not relieve the Seller of its obligations under this Section 6.08, except to the extent such failure shall have materially prejudiced the Seller or the defense of any such Insurance Claim. No Person shall have the right to make against the Seller, and the Seller shall have no liability in respect of, an Insurance Claim relating to matters other than as set forth on Schedule 6.08(d) of the Seller Disclosure Letter.
(e)After receipt of an Insurance Claim Notice, the Seller and its Representatives shall have twenty (20) Business Days (the “Insurance Claim Review Period”) to review the Insurance Claim Notice. In connection with the review of the Insurance Claim Notice, the Purchaser shall give, and shall cause the Company and its Representatives to give, to the Seller and its Representatives the same degree of access, upon reasonable prior notice, to the books, records and other materials of the Company and its Subsidiaries and the personnel of, and work papers (subject to the execution of a customary access letter, if requested) prepared by or for, the Purchaser, the Company and its Subsidiaries and their respective Representatives, to the same extent the Purchaser, the Company and its Subsidiaries and their respective Representatives are (or would have been) required to provide the insurer under the Insurance Policy that is (or would have been) applicable to such Insurance Claim, in each case, to the extent necessary to permit the timely and complete review of the Insurance Claim Notice in accordance with this Section 6.08(e) and so long as such access does not unreasonably interfere with the operations of the Company and its Subsidiaries.

(f)If the Purchaser shall have received from the Seller, within twenty (20) Business Days after the Seller’s receipt of an Insurance Claim Notice made in accordance with Section 6.08(d), a written notice of the Seller’s election to submit all or a portion of such Insurance Claim (an “Adjuster Election Notice”) to an independent third-party claims adjuster approved by the applicable insurance carrier (an “Adjuster”), then the Purchaser shall submit such Insurance Claim as promptly as practicable to the Adjuster, who shall determine whether and to what extent the Losses subject to the Insurance Claim would actually be covered by the applicable Post-Closing Insurance Policy (in the case of an Excess Claim, but for the application of the lower policy limit) (such Losses, “Covered Losses”). The Purchaser and the Seller shall use their reasonable best efforts to cause the Adjuster to make such determination within forty-five (45) days following the submission of the matter to the Adjuster for resolution, and such determination shall be final and binding upon the Parties (absent fraud or manifest error) and may be entered and enforced in any court having jurisdiction, subject to Section 11.10 and except to the extent that, notwithstanding an Adjuster’s determination that any Losses do not constitute Covered Losses upon the submission of an Insurance Claim to such Adjuster pursuant to an Adjuster Election Notice in accordance with this Section 6.08(f), the applicable insurance carrier or a court having jurisdiction subsequently determines that such Losses do constitute Covered Losses that erode (or would have eroded) the self-insured retention or deductible under the applicable Post-Closing Insurance Policy (in which case, such Covered Losses shall be reimbursed by the Seller pursuant to Section 6.08(h)), and except to the extent that, notwithstanding an Adjuster’s determination that any Losses do constitute Covered Losses upon the submission of an Insurance Claim to such Adjuster pursuant to an Adjuster Election Notice in accordance with this Section 6.08(f), the applicable insurance carrier or a court having jurisdiction subsequently determines that such Losses do not constitute Covered Losses that erode (or would have eroded) the self-insured retention or deductible under the applicable Post-Closing Insurance Policy (in which case, any Seller reimbursements for what had been treated as Covered Losses shall be reimbursed by the Purchaser within ten (10) Business Days following such determination). Each of the Purchaser and the Seller agrees that it shall not have any right to, and shall not, institute any Action of any kind against the other Party or any of its Affiliates or Representatives challenging such determination or with respect to the matters that are the subject of this Section 6.08, except that the foregoing shall not preclude an Action to enforce such determination. If the Seller has accepted an Insurance Claim Notice in writing or has not delivered to the Purchaser an Adjuster Election Notice within the Insurance Claim Review Period, then such Insurance Claim shall be final and binding upon the Purchaser and the Seller.
(g)In the event any Insurance Claim is submitted to an Adjuster for resolution as provided in Section 6.08(f), the fees, charges and expenses of such Adjuster shall be allocated to and be paid by the Purchaser, on the one hand, and the Seller, on the other hand, based upon the percentage that the portion of the Insurance Claim determined to constitute Covered Losses bears to the amount of Losses that the Purchaser initially claimed in the Insurance Claim Notice. For example, if the Purchaser claims $1,000 in Losses in the Insurance Claim Notice and the Adjuster ultimately determines that only $300 of the $1,000 constitute Covered Losses, then the fees, charges and expenses of the Adjuster will be allocated 30% (i.e., 300 ÷ 1,000) to the Seller and 70% (i.e., 700 ÷ 1,000) to the Purchaser. Notwithstanding the foregoing, the Purchaser and the Seller shall not be liable to pay any such fees, charges or expenses to the extent they are covered by the applicable insurance carrier.
(h)Promptly (and in any event within ten (10) Business Days) following the resolution of an Insurance Claim in accordance with this Section 6.08, the Seller shall reimburse the Company or such Subsidiary, by wire transfer of immediately available funds to the account or accounts designated by the Purchaser, for any Covered Losses; provided, that in no event shall the Seller be liable for (i) the first $10,000 of any Covered Loss arising from a single event, or series of related events, (ii) any Covered Losses in excess of the applicable self-insured retention or deductible portion of any such Covered Loss, (iii) any Covered Losses in excess of the policy limit applicable to such Covered Losses (except, in the case of an Excess Claim, in respect of the difference in policy limits set forth on Schedule 6.08(b) of the Seller Disclosure Letter) or (iv) any Covered Losses from and after such time as the Seller has made reimbursements pursuant to this Section 6.08(h) totaling $20,000,000.
(i)With respect to any Insurance Claim which results in an Action constituting a Third-Party Claim, the Seller shall have the right, at its option, to assume and control the defense of, and negotiate, settle and otherwise deal with, any Insurance Claim, except to the extent such participation is expressly limited by the applicable Post-Closing Insurance Policy or would reasonably be expected to materially and adversely affect coverage for such Insurance Claim under the applicable Post-Closing Insurance Policy; provided, that (i) the Company or its applicable Subsidiary may participate in the defense of such claim, at its own expense, with co-counsel of its choice to the extent that the Company or such Subsidiary believes in its sole discretion that such matter shall affect its ongoing business and (ii) the Seller shall not, without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to the matter which does not include a provision whereby the plaintiff or claimant in the matter releases the Company from all Liability with respect thereto; provided, further, however, that the Seller shall not have the right to assume the defense of, negotiate, settle or otherwise deal with any Insurance Claim if (A) the third party seeks non-monetary relief (other than non-monetary relief that is incidental to monetary relief as the primary relief sought and would not impose material limitations or restrictions (including any limitations or restrictions on the operation of the Purchaser’s, the Company’s or any of their Affiliates’ businesses or operations) on the Company or one of its Affiliates), (B) such Insurance Claim involves criminal or quasi-criminal allegations, (C) the insurer is entitled, and elects, to assume the defense of such Insurance Claim, (D) it involves a claim to which an adverse determination would be materially detrimental to or materially injure the Company’s or any of its Affiliates’ reputation or future business prospects or (E) the Company determines based upon good faith advice of its outside counsel that a conflict of interest exists which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Company or its applicable Subsidiary and the Seller in such Insurance Claim. Notwithstanding anything to the contrary herein, the Seller may only negotiate, settle and otherwise deal with such Insurance Claim if it acknowledges in writing to the Purchaser that any Losses that may be assessed against the Company or any of its Subsidiaries in connection with such Third-Party Claim shall constitute Covered Losses for which the Seller shall be responsible pursuant to Section 6.08(h). If the Seller shall not have elected to assume the defense of such Insurance Claim within thirty (30) days of receipt of the Insurance Claim Notice (or such earlier time that such Third Party Claim is required to be defended pursuant to any time period mandated by any court, arbitrator or contractual obligation), or is not entitled to assume such defense pursuant to this Section 6.08(i), the Company or its applicable Subsidiary may defend against such Insurance Claim in any manner that it reasonably may deem appropriate and at the Seller’s expense; provided, that (i) the Seller shall have the right to assume the defense of such Insurance Claim at any time thereafter, subject to the limitations set forth in this Section 6.08, and (ii) the Company or such Subsidiary shall not consent to the entry of any judgment with respect to such Insurance Claim or enter into any settlement with respect to such Insurance Claim without the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed). The Seller shall be entitled to participate in (but not to control) the defense of any Insurance Claim that it has not elected to defend or that it is not entitled to defend with its own counsel and at its own expense. The Company shall, and shall cause its Subsidiaries to, reasonably cooperate with the Seller in connection with the defense, negotiation or settlement of any Insurance Claim.
(j)Without limitation of Section 8.01, except as provided in this Section 6.08, the Purchaser hereby acknowledges and agrees that the Purchaser shall have no recourse against the Seller or any of its Affiliates with respect to any matters that may constitute Covered Losses, except in the case of Fraud or any matters which are subject to indemnification pursuant to Section 8.02.
Section 1.09Cash at Closing. Prior to the Closing Date, each of the Purchaser and the Seller shall cooperate and negotiate with the other Party in good faith to determine a mutually agreeable level of cash (excluding Restricted Cash) which shall be retained by the Company and held in the Company’s accounts as of immediately following the Closing, which amount shall be sufficient to provide the Company with liquidity necessary to continue operating the Business without disruption and consistent with past practices.
Section 1.010R&W Policy.
(a)The Purchaser shall (subject to the final two (2) sentences of this Section 6.10) obtain and bind a buyer-side representation and warranty insurance policy consistent in all material respects with the scope of coverage and other terms and conditions set forth in the summary of terms attached as Schedule 6.10(a) of the Seller Disclosure Letter (the “R&W Policy”) containing customary terms and conditions prior to the Closing and shall use reasonable best efforts to bind the R&W Policy prior to March 10, 2023 (the “R&W Policy Deadline”). The R&W Policy shall provide that the insurer shall not be entitled to exercise, and shall waive and not pursue any, subrogation rights against the Seller or the Seller Guarantor, except to the extent that the Seller or the Seller Guarantor committed Fraud, and the Seller and the Seller Guarantor shall be third-party beneficiaries of such provision. Except as set forth in the immediately preceding sentence, neither the Seller nor any Seller Related Party shall have any Liability to the insurer under the R&W Policy. Upon binding the R&W Policy, the Purchaser shall not amend the subrogation provisions, policy term, retention amount or coverage amount of the R&W Policy in any manner that could reasonably be adverse to the Seller or any Seller Related Party without the Seller’s prior written consent. The Purchaser shall pay the full amount of the total cost attributable to the placement of the R&W Policy, including premiums, underwriting fees, broker fees and commissions, Taxes and all other fees and expenses related thereto. The Seller shall cooperate with the Purchaser’s efforts to obtain, underwrite and bind the R&W Policy and shall use commercially reasonable efforts to promptly fulfill such informational requests and cause its Representatives to participate in such due diligence calls, in each case, as may be reasonably requested by the Purchaser to obtain and bind the R&W Policy, it being understood that such cooperation is necessary to enable the Purchaser to obtain and bind the R&W Policy. The Purchaser shall use commercially reasonable efforts to bind the R&W Policy with coverage of the representations and warranties as made as of the date hereof (subject to receipt by the carrier of customary no claims declarations from the Seller and the Purchaser). The Purchaser shall permit counsel for the Seller a reasonable opportunity to review and comment on in advance, and shall consider in good faith the views of the Seller in connection with, the terms and conditions set forth in the R&W Policy (including the definitions set forth therein) prior to binding the R&W Policy; provided, however, for the avoidance of doubt, the inclusion of any comments in the R&W Policy shall be in the Purchaser’s sole discretion.
(b)During the Pre-Closing Period, the Parties shall use their respective commercially reasonable efforts to seek insurance coverage in respect of the matters set forth on Schedule 6.10(b) of the Seller Disclosure Letter, whether as a standalone policy, a coverage under the R&W Policy or an excess policy to be issued in connection with the R&W Policy (such policy or coverage, “Additional Insurance”); provided, that any Additional Insurance shall (i) be at the Seller’s sole cost and expense, including in respect of any deductibles, self-insured retentions, premiums (including any underwriting fees, broker fees and commissions (if any), taxes and all other carrier and broker fees and third-party expenses related thereto) with respect thereto and (ii) if obtained as a coverage under the R&W Policy, not exhaust the applicable limits of the R&W Policy (it being understood that if coverage is available under the R&W Policy, the limits of the R&W Policy shall be increased in an amount to be mutually agreed by the Seller and the Purchaser and the Seller shall bear any increase in premiums associated therewith). The terms and conditions of any Additional Insurance, and the procedures for recourse against the insurer thereunder and/or the Seller in respect of the matters set forth on Schedule 6.10(b) of the Seller Disclosure Letter, shall be mutually agreed by the Seller and the Purchaser.
Section 1.011Real Estate Covenants.
(a)Title Insurance; Survey. The Purchaser may obtain, at its sole option and expense, (i) commitments and/or owner’s and/or lender’s title insurance policies on any Owned Real Property and commitments and/or leasehold and/or lender’s title insurance policies for any Leased Real Property, as applicable, in an amount determined by Purchaser in its sole discretion and subject only to Permitted Encumbrances (collectively, the “Title Commitments”), (ii) an ALTA survey on each parcel of Owned Real Property (collectively, the “Surveys”), and (iii) other reports or documents obtained by purchasers of real property. During the Pre-Closing Period, the Seller shall provide the Purchaser with (x) any existing title commitments, any existing surveys and, to the extent available, copies of all zoning reports and zoning compliance letters, each to the extent in the possession or control of the Seller, the Company or its Subsidiaries and (y) any owner’s affidavits, gap affidavits and indemnities, a nonimputation affidavit and indemnity, any applicable broker lien waivers (to the extent reasonably required by the applicable title company) and any other documents as may be reasonably required by the applicable title company and that do not materially increase the obligations or liabilities of the Seller, in each case, on a form reasonably acceptable to the Seller (individually or collectively, the “Title Documentation”). During the Pre-Closing Period, the Company and the Seller shall (i) grant the Purchaser reasonable access to the Real Property in accordance with all applicable Laws and the terms and conditions of any Lease and upon reasonable advance notice to the Seller for purposes of conducting the Purchaser’s due diligence and to obtain such Surveys, Title Commitments or title insurance policies and (ii) reasonably cooperate with the Purchaser, the applicable title company, surveyor and any other service providers, in connection with the Purchaser’s efforts to obtain such Title Commitments and Surveys; provided, that obtaining any Title Commitment, title insurance policy or Survey shall not be a closing deliverable or a condition to the Closing. The Parties explicitly acknowledge and agree that the failure by the Seller to provide any Title Documentation shall constitute a material breach of the covenants contained in this Section 6.11(a) and shall in and of itself constitute a failure to comply in all material respects, provided that, for the avoidance of doubt, obtaining any Title Commitment, title insurance policy or Survey shall not be a closing deliverable or a condition to the Closing.
(b)Salinas Lease. At or prior to the Closing, at the Seller’s sole cost and expense, the Company shall transfer via deed (in form and substance reasonably satisfactory to the Purchaser and the Seller) the Salinas Property to the Seller. At the Closing, the Seller and the Purchaser (or Purchaser’s designee) shall enter into a lease on customary terms and conditions (the “Salinas Lease”), in a commercially reasonable form to be agreed upon by the Seller and the Purchaser acting in good faith, pursuant to which the Seller shall lease to the Purchaser (or the Purchaser’s designee) and the Purchaser (or the Purchaser’s designee) shall lease from the Seller, the entirety of the Salinas Property. The Salinas Lease shall include the material terms set forth on Schedule 6.11(b) of the Seller Disclosure Letter.
(c)Soledad Property and Yuma Property Transfers. At or prior to the Closing, at the Seller’s sole cost and expense, the Seller shall transfer to the Company (i) via deed all Owned Real Property owned by the Seller that is used primarily in connection with the Business (in form and substance reasonably satisfactory to the Purchaser and the Seller), including the Soledad Property and the Yuma Property, and (ii) via bill of sale (in form and substance reasonably satisfactory to the Purchaser and the Seller) all Tangible Assets located at such Owned Real Property that are used primarily in connection with the Business.

(d)Repairs. The Seller shall cause, at the Seller’s sole cost and expense, the repair actions set forth on Schedule 6.11(d) of the Seller Disclosure Letter to be fully completed at or prior to the Closing (collectively, the “Repairs”). Seller may not amend, modify or change the list of Repairs to be completed, at any time, without the prior written consent of the Purchaser. The Repairs shall be diligently performed in a good and workmanlike manner and in compliance with applicable Laws in all material respects, using new materials, finishes and equipment at least equal in quality and class to the then standards for properties in the market in which the applicable Real Property is located that are comparable in size, design, use, age, location, class and quality to such Real Property. The Seller shall be responsible for obtaining all necessary permits and certificates from the applicable Governmental Authority required in connection with the Repairs and the scheduling of any required inspections in connection therewith. The Seller shall use commercially reasonable efforts to obtain industry standard construction warranties in connection with the Repairs. In connection with such repairs, the Purchaser shall have a reasonable right to request information and updates, and a right to inspect the Repairs, accompanied by the Seller or the Seller’s designee, at reasonable times upon reasonable notice. Within five (5) Business Days after the Seller notifies the Purchaser of the completion of the Repairs, but in no event later than the Closing Date, representatives of the Purchaser and the Seller shall jointly perform a walk-through of the applicable Real Property, during business hours. If the Seller fails to complete the repairs at or prior to the Closing, the Seller shall reimburse the Purchaser for the reasonable cost to complete such work in accordance with the recommendation of the structural engineer.
Section 1.012Certain Covenants.
(a)The Seller acknowledges and agrees that (i) the agreements and covenants contained in this Section 6.12 are reasonable and valid in geographical and temporal scope and in all other respects and essential to protect the value of the business and assets of the Company; (ii) the Purchaser has agreed to purchase the Shares in reliance on the covenants made by the Seller in this Section 6.12; and (iii) the Purchaser would not have agreed to purchase the Shares in the absence of the covenants made by the Seller in this Section 6.12. Therefore, the Seller agrees that, during the Restricted Period, the Seller shall not, and shall cause its Affiliates not to, directly or indirectly, for its own account or for the account of any other individual or entity, engage in Interfering Activities.
(b)The Seller shall not, and shall cause its Affiliates not to, make any disparaging statement, either orally or in writing, regarding the Purchaser, the Company or any of their respective Affiliates, the Business or any directors, officers or employees of the Purchaser, the Company or any of their respective Affiliates. The Purchaser shall not, and shall cause its Affiliates (including, following the Closing, the Company and its Subsidiaries) not to, make any disparaging statement, either orally or in writing, regarding the Seller or any of its Affiliates, the business, products or services thereof, or any directors, officers or employees of the Seller or any of its Affiliates. The foregoing shall not be construed to prevent the Seller, the Purchaser or any of their respective Affiliates from (A) enforcing this Agreement, any other Transaction Documents or any other Contract that survives the Closing Date (or defending itself in any Action relating thereto), (B) testifying under oath in any future Action or (C) making truthful statements to a Governmental Authority to exercise a protected right that cannot be waived or as required by applicable Law or Governmental Order.
(c)If any court of competent jurisdiction shall at any time deem the duration or the geographic scope of any of the provisions of this Section 6.12 unenforceable, the other provisions of this Section 6.12 shall nevertheless stand and the duration or geographic scope set forth herein shall be deemed to be the longest period or greatest size permissible by law under the circumstances, and the Parties agree that such court shall reduce the time period or geographic scope to permissible duration or size.

(d)Notwithstanding any other provision to the contrary, the Restricted Period shall be tolled during any period of violation of any of the covenants in Section 6.12(a) and during any other period required for litigation during which the Purchaser or the Company seeks to enforce such covenants against the Seller if it is ultimately determined that the Seller was in breach of such covenants.
Section 1.013Termination of Related Party Contracts. Effective as of the Closing, each Contract (other than those set forth on Schedule 6.13 of the Seller Disclosure Letter) between Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand, shall be automatically terminated and of no further effect, with no further liability of any party thereto and Seller shall, or shall cause its Affiliate(s) to (as applicable), execute any and all instruments reasonably requested by the Purchaser in connection therewith.
Section 1.014Release.
(a)In further consideration of the Transactions, effective as of the Closing, the Seller, for itself and on behalf of its Affiliates and their respective Representatives, hereby irrevocably and unconditionally releases, waives and holds the Company, its Affiliates, predecessors and assigns, and its and their respective directors (or Persons in similar positions), officers, employees, equityholders and other Representatives harmless from and against any and all Actions, causes of action, demands, Liabilities and dues whatsoever (in each case whether existing at the Closing or arising thereafter, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, both in law and equity or based on contract, tort or otherwise) arising out of, relating to or resulting from the organization, management or operation of the businesses of the Company and its Subsidiaries from the beginning of the world to and through the Closing (“Seller Claims”), except for Seller Claims that relate to (i) the Seller’s, the Seller Guarantor’s and any other Seller Indemnified Party’s rights and the Purchaser’s, the Purchaser Guarantor’s or the Company’s or any of their Affiliates’ obligations under this Agreement or any of the other Transaction Documents, (ii) Fraud, (iii) any indebtedness owing between the Company or any of its Subsidiaries, on the one hand, and any Affiliates of the Seller other than the Seller Guarantor and its Subsidiaries, on the other hand, or (iv) any Contract between any releasor, on the one hand, and the Seller or any of its Affiliates or its or its Affiliates’ Representatives, on the other hand, that is in force as of the Closing and will not be terminated pursuant to Section 6.13 (collectively, “Seller Excluded Claims”) (the “Seller Release”). It is further agreed and understood that this Seller Release is a full and final release of all Seller Claims, except for the Seller Excluded Claims. The Seller hereby waives the protection of any provision of any Law that would operate to preserve claims that are unknown as of the Closing Date and acknowledges that the Seller has read and understands Section 1542 of the California Civil Code, which states: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”
(b)In further consideration of the Transactions, effective as of the Closing, the Purchaser, for itself and on behalf of its Affiliates (including the Company and its Subsidiaries) and their respective Representatives, hereby irrevocably and unconditionally releases, waives and holds the Seller, its Affiliates, predecessors and assigns, and its and their respective directors (or Persons in similar positions), officers, employees, equityholders and other Representatives harmless from and against any and all Actions, causes of action, demands, Liabilities and dues whatsoever (in each case whether existing at the Closing or arising thereafter, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, both in law and equity or based on contract, tort or otherwise) arising out of, relating to or resulting from the organization, management or operation of the businesses of the Company and its Subsidiaries from the beginning of the world to and through the Closing (“Purchaser Claims”), except for Purchaser Claims that relate to (i) the Purchaser’s, the Purchaser Guarantor’s and the Purchaser Indemnified Party’s (and, from and after the Closing, the Company’s and its Subsidiaries’) rights or the Seller’s or the Seller Guarantor’s or any of their Affiliates’ obligations under this Agreement or any of the other Transaction Documents, (ii) the Company or any of its Subsidiaries’ rights under any Contract set forth on Schedule 6.13 of the Seller Disclosure Letter or (iii) Fraud (the “Purchaser Release”). It is further agreed and understood that this Purchaser Release is a full and final release of all Purchaser Claims, except for the exception described in the prior sentence. The Purchaser hereby waives the protection of any provision of any Law that would operate to preserve claims that are unknown as of the Closing Date and acknowledges that the Purchaser has read and understands Section 1542 of the California Civil Code, which states: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”
Section 1.015Exclusivity.
(a)During the Pre-Closing Period, the Seller shall not, and shall cause its Affiliates and each of their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, knowingly facilitate or accept any proposal or offer with respect to, or enter into, a merger, acquisition, consolidation, recapitalization, liquidation, dissolution, equity investment or similar transaction involving the Business, the Company or any of its Subsidiaries, or any sale of all or a substantial portion of the assets of the Business, the Company or any of its Subsidiaries, other than sales of inventory or immaterial assets in the ordinary course of business (a “Proposal”), with any Person (other than the Purchaser or one of its Affiliates), or (ii) other than informing Persons of the existence of this Section 6.15 or communicating that such Person is not permitted to engage in such activity at such time, engage in any negotiations with, provide any information concerning the Business, the Company or any of its Subsidiaries to, or have any discussions with, any Person that has made a Proposal (other than the Purchaser or any of its Affiliates or their respective Representatives) in connection with a Proposal.
(b)The Seller shall, and shall cause its Affiliates and their respective Representatives to, immediately terminate all discussions or negotiations with all Persons (other than the Purchaser or any of its Affiliates or their respective Representatives) who have made Proposals that are currently ongoing and shall promptly request the prompt return or destruction of any confidential information provided to (and terminate any dataroom, whether physical or electronic, access of) such Person in connection with such Person’s consideration of a possible Proposal.
Section 1.016Non-Assignable Assets.
(a)Nothing in the Assignment Agreement nor the consummation of the Assignment shall be construed as an attempt or agreement to sell, transfer, assign, convey or deliver any Contract to be assigned thereunder to the Company (or any assignee designated by the Purchaser) that is not transferable or assignable, as applicable, without the consent or waiver of a third party or is cancellable by a third party in the event of such a transfer or assignment without the consent or waiver of such third party, in each case, unless and until such consent or waiver shall have been obtained (collectively, “Non-Assignable Assets”). Notwithstanding the failure to obtain prior to the Closing any consent or waiver with respect to any Non-Assignable

Asset, subject to Article 7, the Closing shall occur without any adjustment to the Purchase Price on account thereof.
(b)From the date hereof until the earlier of (x) the date on which any required consent, approval or waiver is obtained or notification is made, (y) the twelve (12)-month anniversary of the Closing Date and (z) the expiration of the term of the applicable Non-Assignable Asset Contract in accordance with its terms (but not any early termination thereof by the Seller or any of its Affiliates), the Seller and the Purchaser shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts, and reasonably cooperate with each other, to obtain or make, or to cause to be obtained or made, all consents, approvals, notifications and waivers that are required in connection with the Assignment, in each case, on terms that will ensure that the Purchaser and its Affiliates (including, following the Closing, the Company) maintain and preserve the rights and benefits under the Non-Assignable Assets following the Closing that were enjoyed by the Seller and its applicable Affiliates as of the date hereof and as of the Closing. If, notwithstanding the Parties’ efforts in accordance with the preceding sentence, any consent, approval or waiver cannot be obtained without paying a fee or other consideration to the relevant third Person in connection therewith, neither the Seller nor any of its Affiliates shall have any obligation to make such payment unless the Purchaser agrees to bear such payment at its sole expense or equally with the Seller.
(c)To the extent permitted by applicable Law, in the event such consent, approval or waiver cannot be obtained prior to the Closing, then from and after the Closing until the earlier of (x) the date on which any consent, approval or waiver is obtained, (y) the twelve (12)-month anniversary of the Closing Date and (z) the expiration of the term of the applicable Non-Assignable Asset Contract in accordance with its terms (but not any early termination thereof by the Seller or any of its Affiliates), (i) the Non-Assignable Assets subject thereto and affected thereby shall be held by the Seller in trust for the benefit of the Purchaser, and all benefits and obligations existing thereunder shall be for the Purchaser’s account(s), (ii) the Seller shall (and shall cause its Affiliates to) use commercially reasonable efforts to maintain good relations with any obligee or other counterparty in connection with such Non-Assignable Asset, (iii) the Purchaser shall pay, perform or otherwise discharge (in accordance with the respective terms and subject to the respective conditions thereof, and in the name of the Seller or the Seller Guarantor, as applicable) all of the covenants and obligations of the Seller or the Seller Guarantor, as applicable, incurred after the Closing with respect to such Non-Assignable Asset, (iv) the Seller shall use commercially reasonable efforts to take or cause to be taken such actions in its name or otherwise as the Purchaser may reasonably request so as to provide the Purchaser or its designees with the benefits of such Non-Assignable Assets and to effect the collection of money or other consideration that becomes due and payable under such Non-Assignable Assets, and reasonably promptly pay over to the Purchaser or its designee all money or other consideration received by it in respect of such Non-Assignable Assets, and (v) the Purchaser and the Seller shall mutually cooperate to provide any other alternative arrangements, including, for example, subleasing to an entity identified by the Purchaser (to the extent permissible), as may be reasonably required to implement the purposes of this Agreement and the other Transaction Documents; provided, in each case, that neither the Purchaser nor the Seller shall be required to incur any out-of-pocket costs in connection therewith. If and when such consent, approval or waiver is obtained, the Seller shall, and shall cause its Affiliates to, sell, transfer, assign, convey and deliver such Non-Assignable Assets to the Purchaser for no additional consideration.
(d)Notwithstanding anything herein to the contrary, the provisions of this Section 6.16 shall not apply to any consent, approval or waiver from any Governmental Authority, which consent, approval or waiver shall be governed by Section 6.04.
Section 1.017Further Assurances; Unintentionally Omitted Assets; Parent Guarantees.

(a)From time to time following the Closing, the Parties shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to fully and effectively sell, transfer, assign, and convey and deliver to the Company (or the applicable Purchaser designee) all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be expressly conveyed to the Purchaser or the Company (or the applicable Purchaser designee) under this Agreement or the Assignment Agreement, and to otherwise make effective the Transactions and to confirm the right, title or interest of the Purchaser and its Subsidiaries (including, following the Closing, the Company) in and to the Contracts to be assigned under the Assignment Agreement, including  promptly transferring or delivering to the Company any asset or Contract contemplated by this Agreement or the Assignment Agreement to be transferred to the Company, respectively, which was not transferred and/or delivered to the Purchaser at the Closing, without further consideration paid by any Party and the relevant Schedules to this Agreement shall be amended accordingly.
(b)If, following the Closing, the Seller or the Purchaser discovers that there are any assets (other than Excluded Assets) or Contracts of the Seller or any of its Affiliates that were used in the Business prior to the Closing and are primarily related to the Business, but were not transferred pursuant to the Assignment Agreement or otherwise to the Company prior to or at the Closing, the Seller shall transfer, or cause to be transferred, such assets or Contracts, as applicable, to the Purchaser unless such assets or Contracts would be Non-Assignable Assets if they had been transferred to the Company pursuant to the Assignment Agreement, in which case they will be deemed to be Non-Assignable Assets and Section 6.16 will apply to such assets.
(c)With respect to Parent Guarantees related to the Applicable Guaranteed Assets, the Seller and the Purchaser shall cooperate and use their respective commercially reasonable efforts to cause the Purchaser or one or more of its Affiliates (as it may designate) to be substituted in all respects for each Guarantor, and for such Guarantor to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause such Guarantor to be released in respect of), all obligations of such Guarantor under each Parent Guarantee (including, in each case, by delivering such executed instruments of guaranty, letters of credit or other documents reasonably requested by any counterparty with respect to the Parent Guarantees). In furtherance and not in limitation of the foregoing, with respect to Parent Guarantees related to the Applicable Guaranteed Assets, the Seller and the Purchaser shall use reasonable best efforts to cause their respective Affiliates to assign or cause to be assigned any Contract underlying such Parent Guarantee to the Purchaser or an Affiliate of the Purchaser meeting the applicable net worth and other requirements in such Contract to give effect to the provisions of the preceding sentence. With respect to Parent Guarantees related to the Applicable Guaranteed Assets, for any Parent Guarantees for which the Purchaser is not substituted in all respects for the Guarantor (or for which the Guarantor is not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing (with the Guarantor to be released in respect thereof), the Purchaser and the Seller shall continue to use their respective reasonable best efforts and shall cause their respective Affiliates to use their reasonable best efforts to effect such substitution or termination and release after the Closing. Without limiting the foregoing, the Purchaser shall not, nor shall it permit any of its Affiliates to, extend or renew any Contract containing or underlying a Parent Guarantee, or amend any such Contract in any manner that increases or otherwise adversely adjusts the obligations of the Guarantor, unless, prior to or concurrently with such extension, renewal or amendment, the Purchaser or one or more of its Affiliates is substituted in all respects for the Guarantor, and the Guarantor is released, in respect of all obligations of the Guarantor under such Parent Guarantee.
Section 1.018Transition Services. During the Pre-Closing Period (and in any event prior to the Closing Date), each of the Purchaser and the Seller shall cooperate and negotiate with the other Party in good faith to complete a mutually agreeable Schedule A to the Transition Services Agreement; provided, however, that (a) the “Services” (as such term is defined in the Transition Services Agreement) shall include all services currently provided by the Seller or any of its Affiliates with respect to the Business, other than as provided on Schedule 4.24(b) of the Seller Disclosure Letter (except to the extent any such excluded services are mutually agreed by the Purchaser and the Seller to be provided pursuant to the Transition Services Agreement), (b) the “Provider Fee” (as such term is defined in the Transition Services Agreement) for each Service shall be (i) to the extent an amount is currently allocated to such Service for purposes of the Seller’s or its Affiliates’ internal accounting practices and consistent with the Business Financial Statements, such allocated amount, and (ii) if no such amount is currently allocated to such Service, the Seller’s or its applicable Affiliate’s actual costs incurred in connection with providing such Service, and (c) in the event the Parties are unable to agree on the “End Date” (as such term is defined in the Transition Services Agreement) for a particular Service, the End Date for such Service shall be the two-year anniversary of the Closing Date.
Article 7

CONDITIONS TO CLOSING
Section 1.01Conditions to Obligations of the Seller and the Company. The obligations of the Seller and the Company to consummate the Transactions shall be subject to the satisfaction, or written waiver by the Seller (in its sole discretion, if permissible under applicable Law), at or prior to the Closing, of each of the following conditions:
(a)Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in Article 5 shall be true and correct in all respects as of the Closing Date as though such representations and warranties had been made as of the Closing Date (except for such representations and warranties that are made as of an earlier date, in which case they shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not materially impair or delay the Purchaser’s ability to consummate the Transactions or to perform its obligations hereunder, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser at or prior to the Closing shall have been complied with in all material respects;
(b)No Order. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the Transactions;
(c)Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated (it being understood that the receipt by any Party of a Reservation Notice shall not be deemed a failure of such waiting period to expire in connection with this Section 7.01(c));
(d)Closing Deliveries. The Purchaser shall have delivered, or caused to be delivered, to the Seller each of the items set forth in Section 2.06; and
(e)R&W Policy. The Purchaser shall have obtained and bound the R&W Policy as contemplated by Section 6.10.
Section 1.02Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Transactions shall be subject to the fulfillment, or written waiver by the Purchaser (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a)Representations, Warranties and Covenants. (i) (1) The representations and warranties set forth in Sections 3.01, 3.02, 3.04, 4.01, the first sentence of 4.02, 4.03, 4.04(a) and (b), 4.09(c) and 4.23 (the “Fundamental Representations”) shall be true and correct in all respects (except with respect to Section 4.04(a) and (b) to the extent that such inaccuracies would be de minimis in the aggregate) and (2) all other representations and warranties of the Seller contained in Article 3 and of the Company contained in Article 4, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct, in the case of subclauses (i)(1) and (i)(2), as of the Closing Date with the same force and effect as though such representations and warranties had been made as of the Closing Date (except for such representations and warranties that are made as of an earlier date, in which case they shall be true and correct as of such date), except in the case of subclause (i)(2) to the extent that the failure of such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller and the Company at or prior to the Closing shall have been complied with in all material respects;
(b)No Order. There shall be no injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits or permanently enjoins the consummation of the Transactions;
(c)Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated (it being understood that the receipt by any Party of a Reservation Notice shall not be deemed a failure of such waiting period to expire in connection with this Section 7.02(c));
(d)No Pending Action. No Action shall have been commenced by any Governmental Authority seeking to restrain, enjoin, prohibit or otherwise prevent the consummation of the Transactions;
(e)Closing Deliveries. The Seller shall have delivered, or caused to be delivered, to the Purchaser each of the items set forth in Section 2.05;
(f)No MAE. There shall not have been a Material Adverse Effect within the meaning of clause (x) thereof since the date of this Agreement;
(g)Assignment. The Assignment shall have been consummated in accordance with the terms of the Assignment Agreement; and
(h)R&W Policy. The Purchaser shall have obtained and bound the R&W Policy as contemplated by Section 6.10.
Article 8

SURVIVAL; INDEMNIFICATION
Section 1.01Survival. The representations and warranties of the Parties contained in this Agreement shall terminate as of the Closing and, except in the case of Fraud, no Party shall have any recourse against the other Parties with respect to such representations and warranties; provided, however, that (a) the representations and warranties contained in Articles 3 and 4 (other than Section 4.20 and Section 4.12) shall survive the Closing for a period of eighteen (18) months following the Closing for purposes of any claim under Section 8.02(a)(iii) and (b) the representations and warranties contained in Section 4.20 and Section 4.12 shall survive the Closing for a period of three (3) years following the Closing. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing, including that set forth in Section 6.03, shall survive the Closing in accordance with their respective terms for the time period contemplated for performance and for three (3) months thereafter or, if no time period for performance is contemplated, for a period of one (1) year following the Closing. All other covenants and agreements contained in this Agreement shall survive the Closing for a period of six (6) months following the Closing. Notwithstanding the foregoing, (i) nothing in this Section 8.01 shall limit claims by the Purchaser made under the R&W Policy against the insurer under the R&W Policy and (ii) if a Claim Notice with respect to the breach of any representation, warranty, covenant or agreement that would otherwise terminate at the expiration of the applicable survival period set forth in this Section 8.01 with respect thereto has been given in accordance with Section 8.04(a) to the Party against whom indemnification may be sought at or prior to the expiration of the applicable survival period, such representation, warranty, covenant or agreement shall survive only with respect to such claim and all Losses relating thereto (whenever arising) and such survival shall only apply to the portion of any such representation, warranty, covenant or agreement with respect to which such breach has occurred.
Section 1.02Indemnification of the Purchaser.
(a)Subject to the other provisions of this Article 8, following the Closing, the Seller shall indemnify and hold harmless the Purchaser and its Affiliates and its and their respective Representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) against any Loss which they may suffer, sustain or become subject to as the result of, or arising from:
(i)any Pre-Closing Taxes;
(ii)any non-fulfillment or breach of any covenant or other agreement of the Seller, the Seller Guarantor or the Company under this Agreement (in the case of the Company, solely to the extent such covenant or other agreement was to be performed at or prior to the Closing);
(iii)any breach of, or inaccuracy in, any representation or warranty made by (x) the Seller or the Seller Guarantor under Article 3 or any certificate delivered to the Purchaser hereunder or (y) the Company under Article 4 or any certificate delivered to the Purchaser hereunder, in each case on the date hereof and as of the Closing, in each case to the extent (x) the material facts, events or conditions that caused the breach to exist first occurs or arises between the execution and delivery by the Parties of this Agreement on the date hereof and the earlier of (1) the time the R&W Policy is bound and effective and (2) R&W Policy Deadline; and (y) recovery relating to such breach or inaccuracy is denied or unavailable under the R&W Policy;
(iv)any Company Indebtedness and any Company Transaction Expenses, in each case that are not paid in full at the Closing or in connection with any adjustments made pursuant to Section 2.08; and
(v)the matters described on Schedule 8.02(a)(v).
(b)Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties shall not be entitled to indemnification under Section 8.02(a):
(i)in connection with any claim for indemnification hereunder with respect to which, but only to the extent that, the Purchaser Indemnified Party recovers under an enforceable right of indemnification or right of set-off against any third Person (contractual or otherwise) or under insurance policies, net of any costs and expenses incurred in connection with the collection of any such amounts, and net of any documented increase in insurance premiums directly attributable to such recovery;
(ii)unless the Purchaser Indemnified Party has provided the Seller with a Claim Notice in accordance with Section 8.04; or
(iii)for any Loss pursuant to Section 8.02(a)(iii) to the extent (A) such Loss relates to any matters that are the subject of non-deal-specific exclusions from coverage under the R&W Policy, including the matters set forth in “Standard Exclusions” on Schedule 6.10(a) of the Seller Disclosure Letter, or (B) a no claims declaration is delivered by the Purchaser and the Seller to the insurer under the R&W Policy at the Closing such that coverage under the R&W Policy is retroactive to the date hereof.
(c)The Purchaser shall use, and shall cause its Affiliates (including the Company and its Subsidiaries after the Closing) to use, commercially reasonable efforts to mitigate any Loss for which indemnification may be sought hereunder upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, in each case, to the extent required applying the standards of the Laws of the State of Delaware.
(d)Except in the case of Fraud, in no event shall the Seller be liable for indemnification pursuant to Section 8.02(a):
(i)solely with respect to Section 8.02(a)(iii), for any individual claims (other than any individual claims which relate to a breach of, or inaccuracy in, Fundamental Representations) where the Losses relating to such claim (or other claims arising from substantially the same facts or circumstances) are less than $50,000 (the “Individual Basket Amount”); provided, however, that if such amount is exceeded, the Purchaser Indemnified Parties may seek indemnification hereunder for any and all such Losses with respect to such claim (or claims), subject to the other limitations in this Article 8 including clauses (ii) and (iii) immediately below;
(ii)solely with respect to Section 8.02(a)(iii), unless and until any Losses as to which the Purchaser Indemnified Parties otherwise may be entitled to indemnification hereunder (without giving effect to this clause (ii)) exceed $250,000 (the “Deductible Amount”); provided, however, that after the aggregate amount of all indemnifiable Losses exceeding the Individual Basket Amount with respect thereto exceeds the Deductible Amount, the Purchaser Indemnified Parties shall, in the aggregate, be entitled to indemnification only to the extent the aggregate amount of all such Losses exceeds the Deductible Amount; provided, further, that any Losses related to a breach of, or inaccuracy in, the Fundamental Representations shall be recoverable without giving effect to this clause (ii) and shall not be subject to the Deductible Amount;
(iii)for any Losses, in the aggregate, related to (A) Section 8.02(a)(iii), to the extent that the aggregate amount of such Losses exceeds $25,000,000, (B) the matters set forth as item 1 of Schedule 8.02(a)(v), to the extent that the aggregate amount of such Losses exceeds $20,000,000, (C) item 4 of Schedule 8.02(a)(v), to the extent that the aggregate amount of such Losses exceeds $35,000,000, and (D) this Agreement, to the extent the aggregate amount of such Losses exceeds the Purchase Price (each, a “Cap”); provided, however, that all such Losses of the Purchaser Indemnified Parties shall be (x) applied first to satisfy the Deductible Amount as provided in Section 8.02(d)(ii) and (y) then recovered from the Seller, up to a maximum amount not to exceed the relevant Cap; or

(iv)solely with respect to item 4 of Schedule 8.02(a)(v), unless and until any Losses as to which the Purchaser Indemnified Parties otherwise may be entitled to indemnification hereunder (without giving effect to this clause (iv)) exceed $4,000,000 (the “Special Deductible Amount”); provided, however, that after the aggregate amount of all indemnifiable Losses related to item 4 of Schedule 8.02(v) exceeds the Special Deductible Amount, the Purchaser Indemnified Parties shall, in the aggregate, be entitled to indemnification only to the extent the aggregate amount of all such Losses exceeds the Special Deductible Amount; provided, further, that any Losses related to a breach of, or inaccuracy in, Section 4.09(c) shall be recoverable without giving effect to this clause (iv) and shall not be subject to the Special Deductible Amount.
Section 1.03Indemnification of the Seller.
(a)Subject to the other provisions of this Article 8, following the Closing, the Purchaser shall indemnify and hold harmless the Seller and its Affiliates and its and their respective Representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) against any Loss which they may suffer, sustain or become subject to as the result of, or arising from:
(i)any non-fulfillment or breach of any covenant or other agreement of the Purchaser or the Company under this Agreement (in the case of the Company, solely to the extent such covenant or other agreement was to be performed after the Closing); or
(ii)(A) the Seller or any of its Affiliates issuing, making any payment under, being required to pay or reimburse the issuer of, or being a party to (the Seller or such Affiliate, a “Guarantor”), any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitment or other similar obligation relating to the Business or the Company set forth on Schedule 8.03(a)(ii) of the Seller Disclosure Letter to the extent arising from and after the Closing (collectively, the “Parent Guarantees”) or (B) any claim or demand for payment made on the Seller or any of its Affiliates with respect to any of the Parent Guarantees, or any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any of the Parent Guarantees, in each case to the extent arising from and after the Closing; provided, however, that the Purchaser shall have no obligation in respect of any Parent Guarantees unless and to the extent the assets subject to the Parent Guarantees (the “Guaranteed Assets”) are held by the Company or its Subsidiaries as of the Closing (any such Guaranteed Assets which are held by the Company or its Subsidiaries as of the Closing, the “Applicable Guaranteed Assets”).
(b)Notwithstanding anything to the contrary in this Agreement, the Seller Indemnified Parties shall not be entitled to indemnification with respect to a claim for indemnification under Section 8.03(a) unless the applicable Seller Indemnified Party has provided the Purchaser with a Claim Notice with respect to such claim in accordance with Section 8.04(a).
(c)The Seller shall use, and shall cause its Affiliates to use, commercially reasonable efforts to mitigate any Loss for which indemnification may be sought hereunder upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, in each case, to the extent required by the Laws of the State of Delaware.
Section 1.04Procedures for Indemnification Claims.

(a)Any Person making a claim for indemnification under Section 8.02 or Section 8.03, as applicable (an “Indemnified Party”), must give the indemnifying Party (the “Indemnifying Party”) written notice of such claim describing, in reasonable detail, such claim, the basis therefor and the nature and amount, or anticipated amount, of the Loss, to the extent that the nature and amount thereof are determinable in good faith at such time (a “Claim Notice”) promptly (but in no event later than fifteen (15) days) after the Indemnified Party (i) receives notice from a third party with respect to any matter which may give rise to a claim for indemnification under Section 8.02 or Section 8.03, as applicable, against the Indemnifying Party (a “Third Party Claim”) or (ii) otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification; provided, that the failure to notify or delay in notifying the Indemnifying Party will not relieve the Indemnifying Party of its obligations under Section 8.02 or Section 8.03, as applicable, except to the extent such failure shall have materially prejudiced the defense of such claim.
(b)In the event of a Third Party Claim, the Indemnified Party shall deliver to the Indemnifying Party, promptly (but in no event later than fifteen (15) days) after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third Party Claim; provided, however, that the failure by the Indemnified Party to so provide copies within such fifteen (15) day period to the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party for any liability hereunder except to the extent that such failure shall have materially prejudiced the defense of such Third Party Claim. The Indemnifying Party shall have the right, at its option, to assume and control the defense of, and negotiate, settle and otherwise deal with, any Third Party Claim; provided, that (i) the Indemnified Party may participate in the defense of such claim, at its own expense, with co-counsel of its choice to the extent that the Indemnified Party believes in its sole discretion that such matter shall affect its ongoing business and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment with respect to the matter or enter into any settlement with respect to the matter which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto; provided, further, however, that Indemnifying Party shall not have the right to assume the defense of, negotiate, settle or otherwise deal with any Third Party Claim if (A) the third party seeks non-monetary relief (other than non-monetary relief that is incidental to monetary relief as the primary relief sought and would not impose material limitations or restrictions (including any limitations or restrictions on the operation of the Indemnified Party’s or any of its Affiliates’ businesses or operations) on the Indemnified Party or any of its Affiliates), (B) such Third Party Claim involves criminal or quasi-criminal allegations, (C) the insurer is entitled, and elects, to assume the defense of such Third Party Claim, (D) it involved a claim to which an adverse determination would be materially detrimental to or materially injure the Indemnified Party’s or any of its Affiliates’ reputation or future business prospects or (E) the Indemnified Party determines based upon good faith advice of its outside legal counsel that a conflict of interest exists which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Third Party Claim. Notwithstanding anything to the contrary herein, the Indemnifying Party may only assume and control the defense of, and negotiate, settle and otherwise deal with such Third Party Claim if it acknowledges in writing to the Indemnified Party that any Losses that may be assessed against the Indemnified Party in connection with such Third-Party Claim shall constitute Losses for which the Indemnified Party shall be indemnified by the Indemnifying Party pursuant to this Article 8. If the Indemnifying Party shall not have elected to assume the defense of such Third Party Claim within thirty (30) days of receipt of the Claim Notice (or such earlier time that such Third Party Claim is required to be defended pursuant to any time period mandated by any court, arbitrator or contractual obligation), or is not entitled to assume such defense pursuant to this Section 8.04(b), the Indemnified Party may defend against such Third Party Claim in any manner that it reasonably may deem appropriate and at the Indemnifying Party’s expense; provided, that (i) the Indemnifying Party shall have the right to assume the defense of such Third Party Claim at any time thereafter, subject to the limitations set forth in this Section 8.04, and (ii) the Indemnified Party shall not consent to the entry of any judgment with respect to such Third Party Claim or enter into any settlement with respect to such Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). The Indemnifying Party shall be entitled to participate in (but not to control) the defense of any Third Party Claim that it has not elected to defend or that it is not entitled to defend with its own counsel and at its own expense. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection with the defense, negotiation or settlement of any Third Party Claim.
(c)In the event any Indemnified Party delivers a Claim Notice in accordance with Section 8.04(a) with respect to a claim for indemnification under Section 8.02 or Section 8.03, the Indemnifying Party shall have thirty (30) days after its receipt of such Claim Notice to deliver a written notice setting forth the Indemnifying Party’s objections to such claim and the Indemnifying Party’s reasons for such objection (a “Dispute Notice”). If the Indemnifying Party timely delivers a Dispute Notice, then the Indemnified Party and the Indemnifying Party shall negotiate in good faith for a period of at least thirty (30) days from the date the Indemnified Party receives such Dispute Notice (such period, the “Negotiation Period”). After the Negotiation Period, if the Indemnified Party and the Indemnifying Party still cannot agree on the claim, the Indemnified Party may, at any time thereafter, until the expiration of the applicable statute of limitations with respect to its claim for indemnification, commence an Action against the Indemnifying Party to enforce its rights to indemnification from and against any Losses described in the Claim Notice.
Section 1.05Additional Limits on Rights to Indemnification.
(a)An Indemnified Party shall not be entitled to double recovery for the same Losses hereunder. In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Loss shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement. Without limitation of the foregoing, an Indemnified Party shall not be entitled to indemnification for Losses if and to the extent that the amount of such Losses (i) has been specifically taken into account in the determination of the Final Closing Working Capital, Final Company Transaction Expenses or Final Closing Indebtedness, or (ii) constitutes Covered Losses that erode the self-insured retention or deductible under the applicable Post-Closing Insurance Policy. The representations, warranties, covenants and agreements of the Seller and the Company (with respect to covenants and Agreements, prior to the Closing in the case of the Company), and the Purchaser Indemnified Parties’ rights to indemnification with respect thereto, shall not be affected or deemed waived by reason of (and the Purchaser Indemnified Parties shall be deemed to have relied upon the representations and warranties of Seller or the Company set forth herein or in any certificate delivered to the Purchaser hereunder notwithstanding) (x) any investigation made by or on behalf of any of the Purchaser Indemnified Parties (including by any of their agents or other Representatives) or by reason of the fact that any of the Purchaser Indemnified Parties or any of such agents or other Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, regardless of whether such investigation was made or such knowledge was obtained before or after the execution and delivery of this Agreement or (y) the Purchaser’s waiver of any condition set forth in Section 7.02.
(b)The amount of any Loss for which indemnification is provided to a Purchaser Indemnified Party under this Article 8 shall be net of any tax benefit to the Purchaser or any of its Affiliates with respect to such Loss in the year such Loss is incurred or in any prior year. The amount of any Loss for which indemnification is provided to a Seller Indemnified Party under this Article 8 shall be net of any tax benefit to the Seller or any of its Affiliates with respect to such Loss in the year such Loss is incurred or in any prior year, and net of any amounts recovered by the Seller Indemnified Party with respect to such Loss under any insurance policies. If a Purchaser Indemnified Party or Seller Indemnified Party realizes any tax benefit with respect to any Loss for which indemnification is provided under this Article 8 in either of the two (2) years following the year in which such Loss is incurred, the Purchaser or the Seller, as applicable, shall pay or cause to be paid an amount equal to such tax benefit to the Seller or Purchaser, as applicable, promptly after such tax benefit is realized. An Indemnified Party shall submit claims under and diligently pursue recovery under all insurance policies under which any Losses may be insured. A “tax benefit” shall mean, with respect to any Person, an actual reduction in Taxes payable attributable to any deduction, expense, loss, credit or refund to such Person as a result of such Losses. Any disagreement between the Purchaser and the Seller regarding taking a tax benefit into account under this Section 8.05(b) shall be resolved by the Accounting Firm and any such determination by the Accounting Firm shall be final and binding on the Parties. The costs of the Accounting Firm shall be borne equally by the Seller and the Purchaser. Notwithstanding the foregoing, in no event shall the R&W Policy be deemed to be an insurance policy or source of indemnification or recovery for Losses for purposes of this Section 8.05 in respect of claims for indemnification pursuant to Section 8.02(a) (other than Section 8.02(a)(iii)); provided, however, if a Purchaser Indemnified Party recovers a particular Loss under the R&W Policy, it shall not be entitled to recover the same Loss from the Seller.
(c)Notwithstanding anything to the contrary in this Article 8, to the extent anything in this Article 8 is inconsistent with the provisions of Section 10.04, the provisions of Section 10.04 shall govern.
(d)Notwithstanding anything to the contrary contained herein, the Seller shall not be obligated to indemnify any Purchaser Indemnified Party from or against any Loss arising under this Agreement: (i) consisting of Taxes or related Losses or other amounts (A) with respect to taxable periods that begin after the Closing Date and the portions of any taxable periods taking place after the Closing Date (other than with respect to any breach of the representations and warranties contained in Section 4.19(c), (e) and (j) and a breach of the covenants set forth in Article 10), (B) to the extent attributable to any transaction or other action taken by or at the direction of the Purchaser or any of its Affiliates on the Closing Date, (C) to the extent attributable to a breach by the Purchaser or any of its Affiliates of any covenant contained herein or (D) to the extent attributable to an election made by the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) following the Closing that has a retroactive effect to any Pre-Closing Tax Period; or (ii) due to the unavailability in any taxable period (or portion thereof) beginning after the Closing Date of Tax attributes of the Company or any of its Subsidiaries (other than with respect to any breach of the representations and warranties contained in Section 4.19(c), (e) and (j) and a breach of the covenants set forth in Article 10).
(e)For purposes of this Agreement, all qualifiers or exceptions as to “materiality,” “Material Adverse Effect,” or other similar qualifications set forth in the representations and warranties contained in this Agreement or any certificate delivered pursuant to this Agreement shall be disregarded both for purposes of (i) determining the existence or occurrence of a breach pursuant to Section 8.02(a)(iii) and (ii) determining the amount of Losses arising out of or resulting therefrom.
Section 1.06Subrogation. The Indemnifying Party shall be subrogated to all rights and remedies of the Indemnified Party in respect of any Losses fully paid and indemnified by the Indemnifying Party with respect to a particular claim, to the extent of such payment, to the extent permitted under applicable Law and any applicable contractual obligations to third parties. Neither the Purchaser nor any of its Affiliates shall knowingly take any action the purpose or intent of which is to prejudice the defense of any claim subject to indemnification hereunder or to induce a third Person to assert a claim subject to indemnification hereunder.
Section 1.07Payment of Indemnification Claims. Any amount payable by an Indemnifying Party hereunder shall be payable by such Indemnifying Party by wire transfer to an account or accounts designated by the Indemnified Party within five (5) Business Days following the final determination of the claim for indemnification giving rise to such payment obligation.
Section 1.08Tax Treatment of Payments. All indemnification payments made pursuant to Section 8.02 or Section 8.03 will be deemed to be adjustments to the Closing Purchase Price (including, for the avoidance of doubt, for Tax purposes).
Section 1.09Exclusive Remedy. Except in the case of Fraud, as otherwise provided in this Article 8 or as provided in Section 6.08, from and after the Closing, the R&W Policy shall be the sole and exclusive remedy of the Purchaser, its successors and assigns, and their respective Representatives and Affiliates for any and all Losses that are sustained or incurred by such Persons by reason of, resulting from, or arising out of any breach of or inaccuracy in any representations or warranties of the Seller, the Seller Guarantor or the Company. Except in the case of Fraud, the indemnities set forth in Section 8.02 and Section 8.03 shall be the sole and exclusive remedies of the Parties with respect to any covenants or agreements contained in this Agreement; provided, that nothing contained herein shall limit or impair the right of any Party to specific performance or injunctive relief in connection with another Party’s breach of its obligations under this Agreement as provided in Section 11.13.
Article 9

TERMINATION
Section 1.01Termination. This Agreement may be terminated at any time prior to the Closing Date:
(a)by the Purchaser, effective upon written notice to the Seller, if (i) there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the Seller, the Seller Guarantor or the Company that has rendered the satisfaction of any conditions set forth in Section 7.02 incapable of fulfillment, and (ii) either (A) such breach is not capable of being cured or (B) if capable of being cured, such breach, if not waived by the Purchaser, shall not have been cured within thirty (30) days following the Purchaser’s written notice of such breach; provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to the Purchaser if it is then in material breach of any representation, warranty, agreement or covenant contained herein;
(b)by the Seller, effective upon written notice to the Purchaser, if (i) there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the Purchaser that has rendered the satisfaction of any conditions set forth in Section 7.01 incapable of fulfillment, and (ii) either (A) such breach is not capable of being cured or (B) such breach, if not waived by the Seller, shall not have been cured within thirty (30) days following the Seller’s written notice of such breach; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to the Seller if the Seller, the Seller Guarantor or the Company is then in material breach of any representation, warranty, agreement or covenant contained herein;
(c)by the Seller or the Purchaser, effective upon written notice to the other Party, if the Closing shall not have occurred by the first (1st) anniversary of the submission of all initial required filings (as contemplated by Section 6.04(b)(i)) under the HSR Act (the “End Date”); provided, however, that if on the End Date the conditions to Closing set forth in Section 7.01(c) (Regulatory Approvals), with respect to the Seller, or Section 7.02(c) (Regulatory Approvals) or Section 7.02(d) (No Pending Action), with respect to the Purchaser, shall not have been satisfied but all other conditions to the Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the conditions to the Closing set forth in such sections, then the Purchaser shall have the right to extend the End Date an additional ninety (90) days by notifying the Seller in writing of such election before the End Date; provided, further, that the Seller or the Purchaser, as applicable, shall have the right to extend the End Date up to an additional thirty (30) days to allow for cure of any breach in accordance with Sections 9.01(a) and 9.01(b); provided, further, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the primary cause of, or shall have primarily resulted in, the failure of the Closing to occur on or prior to such date;
(d)by the Seller or the Purchaser, effective upon written notice to such other Party, if there shall be in effect a final, non-appealable order of a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Transactions;
(e)by the Seller, effective upon written notice to the Purchaser, if the Purchaser fails to consummate the Closing within five (5) Business Days after the satisfaction of the conditions set forth in (i) Section 7.01 (or the waiver by the Seller of any unsatisfied conditions set forth in Section 7.01 solely for the purpose of consummating the Closing) and (ii) Section 7.02, other than those that are satisfied by action taken at the Closing; provided, however, that, in the case of clause (ii), such conditions are capable of being satisfied; or
(f)by the mutual written consent of the Seller and the Purchaser.
Section 1.02Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no Liability on the part of any Party arising under or out of this Agreement except that the provisions of Section 6.03 (Confidentiality), this Article 9 (Termination) and Article 11 (General Provisions) shall survive the termination of this Agreement; provided, however, that nothing herein shall relieve any Party from Liability for Losses incurred by the other Parties resulting from (a) the willful and material breach by a Party of any of its representations, warranties, covenants or agreements set forth in this Agreement or (b) the Purchaser’s failure to pay any portion of the Purchase Price, or any adjustments thereto pursuant to this Agreement, upon satisfaction or waiver of the conditions to the Closing set forth in Section 7.01 and Section 7.02 (other than those that are satisfied by action taken at the Closing, provided that such conditions are capable of being satisfied). For purposes of this Agreement, “willful and material breach” shall mean any deliberate act or deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.
Article 10

TAXES
Section 1.01Transaction Tax Deductions. The Parties acknowledge and agree that Transaction Tax Deductions shall be allocable to and deductible in the taxable year of the Company and its Subsidiaries ending on (and including) the Closing Date to the extent such payments are more-likely-than-not currently deductible under applicable Law, and agree not to take any position inconsistent with such allocation except to the extent required by a “determination” within the meaning of Section 1313(a) of the Code.

Section 1.02Prohibited Tax Activities. Without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Seller, neither the Purchaser nor any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) shall (a) take any action outside the ordinary course of business and not contemplated by this Agreement on the Closing Date after the Closing, (b) amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company or any of its Subsidiaries with respect to any taxable period (or portion thereof) ending on or before the Closing Date, (c) settle or compromise any Tax liability with respect to any taxable period (or portion thereof) ending on or before the Closing Date, or (d) enter into any voluntary disclosure with respect to Taxes related to any taxable period (or portion thereof) ending on or before the Closing Date. Neither the Purchaser nor any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) shall make any election with respect to the Company or any of its Subsidiaries (including any election pursuant to Section 338(h)(10) or Section 336(c) of the Code or Treasury Regulations Section 301.7701-3), which election would be effective on or before the Closing Date.
Section 1.03Tax Records; Cooperation; Audits.
(a)Following the Closing, the Company and the Purchaser shall, and shall cause their respective Affiliates to, not destroy or dispose of any Tax Return, workpaper, schedule, or other material or document supporting a Tax Return of the Company or its Subsidiaries for any taxable period beginning prior to the Closing Date until the later of (i) six (6) years following the Closing Date or (ii) the date that is sixty (60) days following the expiration of the statute of limitations applicable to such Tax Return.
(b)As soon as reasonably practicable, but in any event within thirty (30) days, after either the Seller’s or the Purchaser’s written request, as the case may be, the Seller shall deliver to the Purchaser or the Purchaser shall deliver to the Seller, as the case may be, such information and other data relating to Tax Returns and Taxes of the Company and its Subsidiaries, and shall provide such other assistance as may reasonably be requested, at the cost of the requesting party, that is reasonably necessary to prepare, complete and file Tax Returns or to respond to assessments, audits, examinations, proceedings or other Actions by any Tax Authority or to otherwise enable the Seller, the Purchaser, the Company or its Subsidiaries to satisfy their Tax requirements; provided, that nothing herein shall obligate any Person to disclose any portion of any Tax Return or any information that is not directly related to the Company or any of its Subsidiaries.
(c)Following the Closing, if the Purchaser or any of its Affiliates (including the Company and its Subsidiaries), on the one hand, or the Seller or any of its Affiliates, on the other hand, receives written notice of any assessment, audit, examination, proceeding or other Action by any Tax Authority with respect to any Tax Return relating to a taxable period beginning prior to the Closing Date (i) of the Company or any of its Subsidiaries or (ii) that includes the Company or any of its Subsidiaries and that could reasonably be expected to affect Tax Returns of the Company or any of its Subsidiaries following the Closing, the Purchaser shall notify the Seller or the Seller shall notify the Purchaser, as applicable, and shall keep the other reasonably informed of all material developments in, and the resolution of, such assessment, audit, examination, proceeding or other Action, and shall provide the other with all information reasonably necessary for the other to file its and its Affiliates’ Tax Returns in accordance with applicable Law; provided, that nothing herein shall obligate any Person to disclose any portion of any Tax Return or any information that is not directly related to the Company or any of its Subsidiaries.
Section 1.04Tax Claims. If the Purchaser receives written notice of any pending federal, state, local or foreign Tax audit or examination or notice of deficiency or other adjustment, assessment or redetermination relating to Taxes that could reasonably be expected to give rise to a claim for indemnification under Section 8.02(a)(i) or the resolution of which could reasonably be expected to affect the liability for Taxes for the Seller or any of its Affiliates (“Tax Claim”), the Purchaser shall promptly notify the Seller in writing stating the nature and basis of such Tax Claim, and the amount thereof, to the extent known and also share copies of relevant correspondence with any Tax Authority. The Seller will have the right, at its own expense, to assume control of, contest, resolve and defend any Tax Claim with its own counsel; provided, however, that the Seller shall not settle any such Tax Claim without the consent (not to be unreasonably withheld, conditioned or delayed) of the Purchaser, if such settlement could reasonably be expected to cause additional Liability for Taxes, or reduce the value or availability of any Tax asset or attribute, of the Company or any of its Subsidiaries or any consolidated, combined, unitary, or similar Tax group (including, for the avoidance of doubt, the U.S. consolidated group) of which the Company or any of its Subsidiaries is a member for taxable periods (or portions thereof) ending after the Closing Date.
Section 1.05Tax Returns.
(a)Consolidated, Unitary, Combined, or Similar Type of Group Tax Return. The Seller shall prepare or cause to be prepared any consolidated, unitary, combined, or similar type of Tax Return that is filed by a parent of the consolidated, unitary, combined, or similar type of group of which the Company and its Subsidiaries are a member prior to the Closing Date.
(b)The Seller shall prepare (or cause to be prepared) all standalone Tax Returns (i.e., a federal, state, local or non-U.S. Tax Return that is not filed on a consolidated, unitary, combined, or similar type of Tax Return with respect to a group of which the Company or its Subsidiary is a member) of the Company and its Subsidiaries required to be filed on or prior to the Closing Date.
(c)The Purchaser shall prepare (or cause to be prepared) all Tax Returns of the Company and its Subsidiaries required to be filed after the Closing Date that are not described in Section 10.05(a) or (b); provided, that, in the case of any such Tax Return with respect to a Pre-Closing Tax Period (including any Straddle Period) (the “Pre-Closing Tax Returns”), such Pre-Closing Tax Returns shall be prepared in a manner consistent with prior Tax Returns of the Company and its Subsidiaries unless otherwise required by Law; provided, further, that not later than thirty (30) days prior to the due date (taking into account all extensions properly obtained) for filing such Pre-Closing Tax Returns (or, in the case of non-income Tax Returns that cannot reasonably practicably be provided thirty (30) days prior to their due date (taking into account all extensions properly obtained), as far in advance of such due date as is reasonably practicable), the Purchaser shall provide the Seller with a copy of relevant portions of the draft of such Tax Return for the Seller’s review and approval (such approval not to be unreasonably withheld, conditioned or delayed), it being understood and acknowledged that the Purchaser’s failure to provide a non-income Tax Return prepared in a manner consistent with prior Tax Returns of the Company and its Subsidiaries in the time required by this Section 10.05(c) shall not affect the Seller’s indemnification obligations with respect to any Taxes reflected on such Tax Return to the extent the Seller is not materially prejudiced by such failure. In the case of any disagreement between the Purchaser and the Seller regarding any Tax Return furnished for approval under this Section 10.05(c) that cannot be resolved by the 15th day prior to the due date for such Tax Return, such disagreement shall be resolved by the Accounting Firm and any such determination by the Accounting Firm shall be final and binding on the parties. The costs of the Accounting Firm shall be borne equally by the Seller and the Purchaser. The Purchaser shall cause such Tax Returns to be filed on a timely basis and shall pay or cause the Company or the Subsidiaries to pay all Taxes reflected on such Tax Returns.
(d)For purposes of this Agreement, in the case of any Straddle Period, Taxes attributable to the portion of a Straddle Period ending on the Closing Date shall (i) in the case real property Taxes, personal property Taxes, intangible property taxes and similar ad valorem Taxes, be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period and (ii) in the case of any other Taxes, be computed as if such taxable period hypothetically for the Company and its Subsidiaries ended as of the close of business on the Closing Date. The Purchaser and the Seller agree that, to the maximum extent permitted by applicable Law, any Company Transaction Expenses will be treated as accrued or paid at or prior to the Closing and any deductions or other Tax benefits resulting from the payment of any such expenses shall therefore be allocated to the Pre-Closing Tax Period.
Section 1.06Termination of Tax Sharing Agreements. Prior to the Closing, all Tax sharing agreements and similar arrangements between (a) any of the Company and the Company’s Subsidiaries, on the one hand, and (b) the Seller or any of its Affiliates (other than the Company and its Subsidiaries), on the other hand, will be terminated and will have no further effect with respect to the Company and any of its Subsidiaries for any Tax period (whether past, present or future), and, after the Closing, no additional payments will be made thereunder with respect to any Tax period, whether in respect of a redetermination of liability for Taxes or otherwise. The Seller will, and will cause its Affiliates to, take all steps necessary to ensure that each such termination is effective in the manner described above.
Section 1.07Certain Consolidated Return Elections. The Seller shall (a) not make an election to reattribute to the Seller or any of its Affiliates any Tax attributes of the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B) or (C) and (b) make an election under Treasury Regulation Section 1.1502-36(d)(6)(i)(A), in form and in substance reasonably acceptable to the Purchaser, to reduce all or a portion of the Seller’s basis in the stock of the Company if and to the extent that the failure to make such an election would result in attribute reduction pursuant to Treasury Regulation Section 1.1502-36(d). The Seller shall deliver to the Purchaser in a timely manner a copy of any election described in this Section 10.07, together with any relevant attachments, worksheets and calculations prepared in connection therewith.
Article 11

GENERAL PROVISIONS
Section 1.01Expenses. Except as otherwise provided in this Agreement, each of the Parties shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the Transactions, whether or not the Closing shall have occurred. Notwithstanding anything to the contrary in this Agreement, (a) the Purchaser shall be responsible for payment of all filing fees in connection with the filings of the notification and report forms under the HSR Act in connection with the Transactions, and (b) the Purchaser and the Seller shall equally bear all sales, use, real property or stock transfer, real property gains, transfer, stamp, registration, documentary, recording, intangible or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the Transactions, together with any interest, penalties, fines or fees with respect thereto (“Transfer Taxes”). Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the Purchaser. The Purchaser and the Seller shall, and the Purchaser shall cause the Company to, cooperate in the preparation, execution and filing of all Tax Returns relating to Transfer Taxes that become payable in connection with the Transactions.
Section 1.02Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly delivered, given, made and received) (a) if delivered in person, when delivered; (b) if delivered by email by means of a “portable document format” data file, upon delivery; (c) if by overnight courier, one (1) Business Day following the day on which such notice is sent; and (d) if by U.S. mail, five (5) days after being mailed, certified or registered mail, with postage prepaid to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.02):
If to the Seller, the Seller Guarantor or, prior to the Closing, the Company:
Dole Fresh Vegetables, Inc.
200 S. Tryon Street
Suite 600
Charlotte, NC 28202
Attention:    Jared Gale
Email:    jared.gale@dole.com
with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
Attention:    David C. Eisman
Email:    david.eisman@skadden.com
If to the Purchaser or the Purchaser Guarantor:
c/o Fresh Express Incorporated
4757 The Grove Dr., Suite 260
Windermere, FL 34786
Attention:    John Olivo
Email:        jolivo@freshexpress.com
with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:     Gregory Astrachan; Ziyad Aziz
Email:     gastrachan@willkie.com; zaziz@willkie.com

Section 1.03Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 1.04Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

Section 1.05Entire Agreement. The Transaction Documents constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof.
Section 1.06Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, whether directly or indirectly and whether by operation of Law or otherwise, by any Party without the prior written consent of each other Party.
Section 1.07No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each Party and its respective successors and permitted assigns. Except as set forth in Section 6.06(g), Section 6.12(b), Section 6.14, Section 8.02, Section 8.03 and Section 11.15, nothing in this Agreement, express or implied, is intended to, shall or shall be deemed to confer upon any other Person other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including any third-party beneficiary rights.
Section 1.08Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by the Seller and the Purchaser or (b) by a waiver in accordance with Section 11.09.
Section 1.09Extension; Waiver. During the Pre-Closing Period, the Purchaser and the Seller (on behalf of itself and the Company) by action taken or authorized by their respective managers, members, general partners, boards of directors or other similar Persons with such authority, may, to the extent legally allowed, (a) extend the time for or waive the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
Section 1.010Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law rules thereof.  Each of the Parties irrevocably (a) consents to the jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (b) waives any objection to the laying of venue of any Action brought in any such court, (c) waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum and (d) agrees that service of process or of any other papers upon such Party by registered mail at the address to which notices are required to be sent to such Party under Section 11.02 shall be deemed good, proper and effective service upon such Party.
Section 1.011Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY OF THE OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE

THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.
Section 1.012Public Announcements. None of the Parties shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written consent of the other Parties, unless disclosure is otherwise required by applicable Law or stock exchange rules; provided, however, that, to the extent required by applicable Law, the Party intending to make such release shall use its best efforts consistent with such applicable Law to consult with the other Parties with respect to the text thereof and to consider in good faith any proposed modifications thereto.
Section 1.013Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Parties in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser and the Purchaser Guarantor, on the one hand, and the Seller and the Seller Guarantor, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement and to thereafter cause the Transactions to be consummated upon the terms and subject to the conditions thereto set forth in this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the Parties may be entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the Parties hereby waives (a) any defenses in any Action for specific performance, including the defense that a remedy at Law would be adequate, and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (y) such other time period established by the Delaware court presiding over such Action.
Section 1.014Counterparts; Effectiveness. This Agreement may be executed manually or electronically or by email delivery in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were originals upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Parties.
Section 1.015Certain Legal Representation Matters.
(a)In any Action arising under or in connection with the Transaction Documents or the Transactions, the Seller and its Affiliates shall have the right, at their election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP (the “Retained Firm”) to represent them in such matter and the Purchaser hereby irrevocably consents to, and waives any conflict associated with, any such representation in any such matter. Each of the Purchaser and the Seller acknowledges and agrees that the Retained Firm has acted as counsel for the Seller and the Company in connection with the Transaction Documents. The Parties agree that the fact that the Retained Firm has represented the Seller and the Company prior to the Closing shall not prevent the Retained Firm from representing the Seller or any of its Affiliates in connection with any matters involving any of the Transaction Documents, including any disputes between any of the Parties that may arise after the Closing. The Purchaser and the Seller hereby waive any actual or potential conflict of interest relating to the Retained Firm’s representation of the Seller and the Company in the Transactions.

(b)The Purchaser, on behalf of itself and its Affiliates, including, after the Closing, the Company (and their respective Representatives and Affiliates and their respective successors and assigns), hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, the Seller or the Company (and their respective Representatives and Affiliates) and, on the other hand, their counsel, including the Retained Firm, that relate to the negotiation, preparation, execution and delivery of the Transaction Documents or to the Transactions and that are subject to the attorney-client privilege in accordance with applicable Laws, shall be deemed privileged communications as to which such privilege may only be waived by the Seller, and neither the Purchaser nor any Person purporting to act on behalf of or through the Purchaser shall seek to obtain any such privileged communications by any process, other than in connection with any third party dispute or claim or any investigation conducted by a Governmental Authority.
Section 1.016Guarantee.
(a)The Purchaser Guarantor hereby guarantees, as a primary obligor and not merely as surety, when due and subject to the applicable conditions and other terms and provisions of this Agreement, the due and punctual performance, observance of and compliance with all of the obligations, covenants, agreements and undertakings of the Purchaser pursuant to this Agreement and the Transaction Documents to which the Purchaser is or will be a party, including the payments to be made by the Purchaser pursuant to Article 2 and the indemnification obligations of the Purchaser pursuant to Article 8 (the “Purchaser Obligations”). The Purchaser Guarantor further agrees that it will remain bound upon its guarantee of the Purchaser Obligations notwithstanding any extension or modification of any Purchaser Obligations. The Purchaser Guarantor waives presentment to, demand of payment from and protest to the Purchaser or any of the Purchaser’s Affiliates of any of the Purchaser Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The Purchaser Guarantor’s obligations hereunder shall not be affected by the failure of the Seller or any other Person to assert any claim or demand or to enforce any right or remedy against the Purchaser or any Affiliate of the Purchaser under the provisions of this Agreement or any other Transaction Document, or otherwise. The Purchaser Guarantor further agrees that its guarantee of the Purchaser Obligations constitutes a guarantee of payment and performance when due and not of collection, and waives any right to require that any resort be had by the Seller or any other Person to whom payments are owed in respect of the Purchaser Obligations to any other guarantee or security held for payment or performance of the Purchaser Obligations. The Purchaser Guarantor’s obligations hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim or recoupment whatsoever. For the sake of clarity, the Purchaser Guarantor shall have no obligations under this Agreement or the other Transaction Documents with respect to the Company or any of its Subsidiaries or the Transactions except as set forth in this Section 11.16(a). Notwithstanding anything to the contrary set forth in this Agreement, in connection with the Purchaser Obligations, the Purchaser Guarantor shall be entitled to defenses available to the Purchaser solely to the extent such defenses constitute rights and limitations of the Purchaser expressly contemplated and set forth in this Agreement (including those that arise from Fraud); provided, however, that under no circumstances shall the Purchaser Guarantor be entitled to any defense arising as a result of the bankruptcy or insolvency of the Purchaser. The Purchaser Guarantor further agrees that its guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Purchaser Obligations (including any payment pursuant to this guarantee) is rescinded or must otherwise be restored by the Seller or any other Person, in each case, upon the bankruptcy or reorganization of the Purchaser or otherwise.

(b)The Seller Guarantor hereby guarantees, as a primary obligor and not merely as surety, when due and subject to the applicable conditions and other terms and provisions of this Agreement, the due and punctual performance, observance of and compliance with all of the obligations, covenants, agreements and undertakings of the Seller pursuant to this Agreement and the Transaction Documents to which the Seller is or will be a party, including the reimbursement obligations of the Seller pursuant to Section 6.08 and the indemnification obligations of the Seller pursuant to Article 8 (the “Seller Obligations”). The Seller Guarantor further agrees that it will remain bound upon its guarantee of the Seller Obligations notwithstanding any extension or modification of any Seller Obligations. The Seller Guarantor waives presentment to, demand of payment from and protest to the Seller or any of the Seller’s Affiliates of any of the Seller Obligations, and also waives notice of acceptance of its guarantee and notice of protest for nonpayment. The Seller Guarantor’s obligations hereunder shall not be affected by the failure of the Purchaser or any other Person to assert any claim or demand or to enforce any right or remedy against the Seller or any Affiliate of the Seller under the provisions of this Agreement or any other Transaction Document, or otherwise. The Seller Guarantor further agrees that its guarantee of the Seller Obligations constitutes a guarantee of payment and performance when due and not of collection, and waives any right to require that any resort be had by the Purchaser or any other Person to whom payments are owed in respect of the Seller Obligations to any other guarantee or security held for payment or performance of the Seller Obligations. The Seller Guarantor’s obligations hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim or recoupment whatsoever. For the sake of clarity, the Seller Guarantor shall have no obligations under this Agreement or the other Transaction Documents with respect to the Seller or the Transactions except as set forth in this Section 11.16(b). Notwithstanding anything to the contrary set forth in this Agreement, in connection with the Seller Obligations, the Seller Guarantor shall be entitled to defenses available to the Seller solely to the extent such defenses constitute rights and limitations of the Seller expressly contemplated and set forth in this Agreement (including those that arise from Fraud); provided, however, that under no circumstances shall the Seller Guarantor be entitled to any defense arising as a result of the bankruptcy or insolvency of the Seller. The Seller Guarantor further agrees that its guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Seller Obligations (including any payment pursuant to this guarantee) is rescinded or must otherwise be restored by the Purchaser or any other Person, in each case, upon the bankruptcy or reorganization of the Seller or otherwise.
[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has executed, or has caused to be executed by its duly authorized representative, this Agreement as of the date first written above.
DOLE FRESH VEGETABLES, INC.
By:    /s/ Johan Lindén
    Name:    Johan Lindén
    Title:    Vice President
By:    /s/ Jared Gale
    Name:    Jared Gale
    Title:    Vice President and Secretary
BUD ANTLE, INC.
By:    /s/ Johan Lindén
    Name:    Johan Lindén
    Title:    Vice President
By:    /s/ Jared Gale
    Name:    Jared Gale
    Title:    Vice President and Secretary
DOLE FOOD COMPANY, INC.
By:    /s/ Johan Lindén
    Name:    Johan Lindén
    Title:    President and Chief Executive Officer
By:    /s/ Jared Gale
    Name:    Jared Gale
    Title:    Vice President, General Counsel
        and Corporate Secretary

IN WITNESS WHEREOF, each of the Parties has executed, or has caused to be executed by its duly authorized representative, this Agreement as of the date first written above.
FRESH EXPRESS ACQUISITIONS LLC
By:    /s/ John Olivo
    Name:    John Olivo
    Title:    President
FRESH EXPRESS INCORPORATED
By:    /s/ John Olivo
    Name:    John Olivo
    Title:    President

The Registrant has omitted from this filing the Exhibits and Schedules of the Seller Disclosure Letter listed below.

EXHIBITS
Exhibit A    Closing Financial Data Example
Exhibit B    Form of FIRPTA Certificate
Exhibit C    Form of License Agreement
Exhibit D    Form of Transition Services Agreement
Exhibit E    Form of Retention Award Agreement
Exhibit F    Form of Assignment Agreement

SELLER DISCLOSURE LETTER
Schedule 1.01(a)    Change in Control Payments
Schedule 1.01(b)    Company Employee Plans
Schedule 1.01(c)    Delayed Transfer Employees
Schedule 1.01(d)    Excluded Assets
Schedule 1.01(e)    Key Employees
Schedule 1.01(f)    Company Knowledge Persons
Schedule 1.01(g)    Permitted Encumbrances
Schedule 2.05(g)    Resigning Directors and Officers
Schedule 3.03    Governmental Consents and Approvals
Schedule 3.05     No Conflict
Schedule 4.04    Capitalization; Officers and Directors
Schedule 4.05    Governmental Consents and Approvals
Schedule 4.06    No Conflict
Schedule 4.07    Financial Information
Schedule 4.09    Absence of Certain Changes
Schedule 4.10    Absence of Litigation
Schedule 4.11    Compliance with Laws
Schedule 4.12    Food Safety Requirements
Schedule 4.13    Material Contracts
Schedule 4.14    Customers and Suppliers
Schedule 4.15    Intellectual Property
Schedule 4.16    Real Property
Schedule 4.17    Affiliate Transactions
Schedule 4.18    Insurance
Schedule 4.20    Environmental Matters
Schedule 4.21    Employee Benefit Plans
Schedule 4.22    Labor Matters
Schedule 4.24    Tangible Personal Property; Inventory; Accounts Receivable
Schedule 6.01    Conduct of Business Prior to the Closing
Schedule 6.04(d)    Reasonable Best Efforts; Regulatory and Other Authorizations; Consents
Schedule 6.08    Insurance
Schedule 6.10    R&W Policy
Schedule 6.11(b)    Real Estate Covenants
Schedule 6.13    Termination of Related Party Contracts
Schedule 8.02(a)(v)    Indemnification of the Purchaser
Schedule 8.03(a)(iii)    Indemnification of the Seller